UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2023

REVOLUTION MEDICINES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39219	47-2029180
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

700 Saginaw Drive Redwood City, California	94063
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 481-6801

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RVMD	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On July 31, 2023, Revolution Medicines, Inc., a Delaware corporation (the “Company”), EQRx, Inc., a Delaware corporation (“EQRx”), Equinox Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub I”), and Equinox Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Merger Sub II”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub I will be merged with and into EQRx (the “First Merger”), with EQRx surviving the First Merger as a direct, wholly owned subsidiary of the Company (the “Surviving Corporation”), and as soon as practicable following the First Merger, the Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II surviving as a direct, wholly owned subsidiary of the Company (together with the First Merger, the “Mergers”).

The boards of directors of each of the Company and EQRx have approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the effective time of the First Merger (the “Effective Time”), each share of common stock, par value $0.0001 per share, of EQRx (“EQRx Common Stock”) issued and outstanding immediately prior to the Effective Time (other than the shares that are held by EQRx in treasury or owned by the Company, Merger Sub I, Merger Sub II or any wholly owned subsidiary of EQRx or the Company) will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) equal to the Exchange Ratio (as defined below) (such shares of Company Common Stock, the “Merger Consideration”). No fractional shares of the Company Common Stock will be issued in the Mergers, and EQRx stockholders will receive cash in lieu of any fractional shares as part of the Merger Consideration, as specified in the Merger Agreement. The Merger Consideration will consist of a number of shares of Company Common Stock to be issued (including in respect of converted EQRx Options, EQRx RSU Awards and EQRx Restricted Stock (each as defined below)) determined as follows: (i) 7,692,308 shares of Company Common Stock, which was determined based on $200.0 million of the aggregate purchase price divided by $26.00 per share of Company Common Stock; plus (ii) an additional number of shares of Company Common Stock, which will be determined prior to the special meeting of stockholders of EQRx (the “EQRx Stockholders Meeting”) and will represent $870.0 million of the aggregate purchase price divided by the five trading day volume-weighted average price per share of Company Common Stock ending on the sixth business day prior to the scheduled EQRx Stockholders Meeting (the “Pre-Meeting VWAP”), applying a six percent discount.

Also at the Effective Time:

•

options to acquire shares of EQRx Common Stock (“EQRx Options”) outstanding immediately prior to the Effective Time will be accelerated in full immediately prior to the Effective Time, and each EQRx Option with a per share exercise price that is less than the Per Share Value (as defined below) (an “In-the-Money EQRx Option”) will be cancelled and converted into shares of Company Common Stock based on the Exchange Ratio after taking into account the exercise price; all EQRx Options that do not constitute In-the-Money EQRx Options will be terminated at the Effective Time for no consideration; the “Per Share Value” will be equal to the Pre-Meeting VWAP, multiplied by the Exchange Ratio (rounded down to the nearest whole cent);

•

awards of EQRx restricted stock units covering EQRx Common Stock (“EQRx RSU Awards”) outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and converted into shares of Company Common Stock based on the Exchange Ratio; and

•

the vesting of each share of restricted EQRx Common Stock will be accelerated in full immediately prior to the Effective Time and each share of restricted EQRx Common Stock will be treated the same as all other shares of EQRx Common Stock under the Merger Agreement.

Also at the Effective Time, all outstanding and unexercised warrants to purchase shares of EQRx Common Stock (“EQRx Warrants”) will, in accordance with their terms, be assumed by the Company and will cease to represent a warrant exercisable for Company Common Stock, and will become a warrant exercisable for the Merger Consideration that the holder of such EQRx Warrant would have received if such EQRx Warrant had been exercised immediately prior to the Effective Time.

EQRx remains subject to an obligation under the definitive merger agreement dated August 5, 2021 (the “EQRx DeSPAC Merger Agreement”) entered into in connection with its business combination transaction with EQRx International, Inc. (formerly known as EQRx, Inc.) to deliver up to 50,000,000 shares of EQRx Common Stock on the terms and subject to the conditions specified in the EQRx DeSPAC Merger Agreement (the “EQRx Earn-Out”). Each share of EQRx Common Stock that is issued and outstanding immediately prior to the Effective Time and held in escrow subject to the EQRx Earn-Out will be converted in the same manner as all other shares of EQRx Common Stock under the Merger Agreement. Prior to signing, EQRx delivered signed waivers and releases from legacy EQRx International, Inc. stockholders holding rights with respect to at least a majority of the shares subject to the EQRx Earn-Out, pursuant to which such holders have waived (effective immediately prior to the Effective Time) their respective rights to receive the applicable shares subject to the EQRx Earn-Out and any other right with respect to the EQRx Earn-Out. EQRx may obtain additional waivers prior to the EQRx Stockholders Meeting.

The “Exchange Ratio” will be determined by dividing the aggregate number of shares of Company Common Stock to be issued as Merger Consideration by the number of shares of EQRx Common Stock outstanding immediately prior to the Effective Time, determined in accordance with the Merger Agreement. The number of shares of EQRx Common Stock outstanding for purposes of determining the Exchange Ratio will (i) take into account the number of shares of EQRx Common Stock subject to EQRx Options, EQRx RSU Awards and EQRx Restricted Stock that will convert into shares of Company Common Stock in the Merger, (ii) include 10% of the shares of EQRx Common Stock subject to EQRx Warrants and (iii) include 10% of the shares of EQRx Common Stock subject to the EQRx Earn-Out (to the extent not waived by the applicable EQRx Earn-Out holder).

Governance

The Merger Agreement provides that, upon the closing of the Mergers, the board of directors of the Company will be comprised of ten members, including one independent director from the board of directors of EQRx designated by the Company and EQRx. Such director designee will be assigned to Class II of the board of directors of the Company, the current term of which will expire at the annual meeting of the Company’s stockholders to be held in 2025.

Conditions to the Mergers

The consummation of the Mergers is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the shares of EQRx Common Stock outstanding on the record date for the EQRx Stockholders Meeting; (ii) the approval of the issuance of shares of the Company Common Stock in connection with the First Merger (the “Share Issuance”) by the affirmative vote of the holders of a majority in voting power of the votes cast at the special meeting of stockholders of the Company (the “Company Stockholders Meeting”); (iii) the absence of any adverse law or order promulgated, enforced, enacted or issued by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger; (iv) the shares of the Company Common Stock to be issued in the First Merger being approved for listing on the Nasdaq Global Select Market; (v) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (if applicable); (vi) the U.S. Securities and Exchange Commission (the “SEC”) having declared effective the Registration Statement on Form S-4 filed by the Company, which will contain the joint proxy statement/prospectus of the parties in connection with the Mergers; (vii) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of EQRx and the Company contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement; and (viii) the absence of a continuing material adverse effect with respect to each of EQRx and the Company. The parties expect that the Mergers will be completed in November 2023, subject to satisfaction of customary closing conditions, including approval by each of the Company’s and EQRx’s stockholders.

Certain Other Terms of the Merger Agreement

EQRx, the Company, Merger Sub I and Merger Sub II each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by (i) EQRx to use reasonable best efforts to conduct its business consistent with a mutually agreed operating and capital expenditure budget and use commercially reasonable efforts to wind down certain mutually agreed programs, and to refrain from taking certain actions specified in the Merger Agreement, and (ii) the Company to use commercially reasonable efforts to conduct its business in the ordinary course, and to refrain from taking certain actions specified in the Merger Agreement, in each case, during the period between the execution of the Merger Agreement and consummation of the Mergers. The parties to the Merger Agreement also agreed to use reasonable best efforts to cause the conditions of the Mergers to be satisfied and to consummate the Mergers.

Neither EQRx nor the Company is permitted to solicit, initiate or knowingly encourage or induce, or take any other action designed to facilitate, any competing transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any competing transaction proposals, subject to certain exceptions. Each of EQRx’s or the Company’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event if such board of directors determines in good faith that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

The Merger Agreement provides for certain termination rights for both EQRx and the Company, including the right of either party to terminate the Merger Agreement if the First Merger has not been consummated prior to 12:00 a.m. Eastern Time on January 31, 2024. Upon termination of the Merger Agreement under certain specified circumstances, including (i) the termination of the Merger Agreement by EQRx or the Company in order to enter into an alternative transaction constituting a superior proposal or (y) the termination of the Merger Agreement by the other party due to a change in recommendation of EQRx’s or the Company’s board of directors to its stockholders, EQRx or the Company may be required to pay the other party a termination fee of $25.0 million (in the case of a termination fee payable by EQRx) or $65.0 million (in the case of a termination fee payable by the Company). In addition, if the Merger Agreement is terminated due to either party’s failure to obtain the requisite stockholder vote under circumstances in which a termination fee is not payable, EQRx or the Company may be required to pay the other party an expense reimbursement of up to $10.0 million.

The foregoing description of the material terms of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about EQRx or the Company or to modify or supplement any factual disclosures about EQRx or the Company in their respective SEC filings. The Merger Agreement includes representations, warranties and covenants of EQRx and the Company made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by EQRx and the Company in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to EQRx’s or the Company’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and should not be relied upon as establishing factual matters.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, the Company entered into voting agreements, each in substantially similar form, with certain of the directors and executive officers of EQRx (and stockholders of EQRx with which such directors and executive officers are affiliated) who hold more than 40% of the voting shares of EQRx (collectively, the “EQRx Supporting Stockholders” and such agreements, collectively, the “EQRx Voting Agreements”) and EQRx entered into voting agreements, each in substantially similar form, with certain of the directors and executive officers of the Company (and stockholders of the Company with which such directors and executive officers are affiliated) who hold approximately 8% of the voting shares of the Company (collectively, the “Company Supporting Stockholders” and such agreements, collectively, the “Company Voting Agreements”).

Pursuant to the EQRx Voting Agreements, each EQRx Supporting Stockholder has agreed, among other things, to vote or cause to be voted its respective shares of beneficially owned EQRx Common Stock (i) in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers, and (ii) against (x) any action or agreement that would reasonably be expected to result in any of the closing conditions to be performed by EQRx under the Merger Agreement not being fulfilled and (y) any competing transaction proposal (as further described in the EQRx Voting Agreements), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, materially impede, materially interfere with or materially and adversely affect the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. The EQRx Voting Agreements cannot be amended without the Company’s consent.

Pursuant to the Company Voting Agreements, each Company Supporting Stockholder has agreed, among other things, to vote or cause to be voted its respective shares of beneficially owned Company Common Stock (i) in favor of the Share Issuance and (ii) against (x) any action or agreement that would reasonably be expected to result in any of the closing conditions to be performed by the Company under the Merger Agreement not being fulfilled and (y) any competing transaction proposal (as further described in the Company Voting Agreements), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, materially impede, materially interfere with or materially and adversely affect the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. The Company Voting Agreements cannot be amended without EQRx’s consent.

The foregoing description of the material terms of the EQRx Voting Agreements and the Company Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, reference to the form of EQRx Voting Agreement and the form of Company Voting Agreement, which are filed as Exhibit 10.1 and Exhibit 99.1, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Lock-up Agreements

Simultaneously with the execution of the Merger Agreement, the Company entered into lock-up agreements, each in substantially similar form, with each of the EQRx Supporting Stockholders and each of the Company Supporting Stockholders (collectively, the “Lock-up Agreements”).

Pursuant to the Lock-up Agreements, each EQRx Supporting Stockholder and each Company Supporting Stockholder (together, the “Lock-up Parties”) has agreed, from the Effective Time until 11:59 p.m. Eastern Time on the 90th calendar day after the date on which the transactions contemplated by the Merger Agreement are consummated (the “Lock-up Period”), among other things, not to, subject to certain exceptions, sell, transfer or otherwise dispose of any shares of Company Common Stock, including shares of Company Common Stock received as Merger Consideration pursuant to the Merger Agreement, beneficially owned by such EQRx Supporting Stockholder or Company Supporting Stockholder after the Effective Time, as applicable. Notwithstanding the foregoing, beginning at 11:59 p.m. Eastern Time on the 30th calendar day after the date on which the transactions contemplated by the Merger Agreement are consummated, 20% of the shares of Company Common Stock beneficially owned by the Lock-up Parties as of the Effective Time, exclusive of shares of Company Common Stock acquired by the Lock-up Parties during the Lock-up Period, may be sold, transferred or otherwise disposed of in accordance with the terms of the Lock-up Agreements.

The foregoing description of the material terms of the Lock-up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, reference to the form of Lock-up Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On August 1, 2023, the Company and EQRx issued a joint press release announcing the entrance into the Merger Agreement described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

On August 1, 2023, the Company confirmed its guidance for net loss in accordance with U.S. generally accepted accounting principles of $360.0 million to $400.0 million for the fiscal year ending December 31, 2023, which includes estimated non-cash stock-based compensation expense of $40.0 million to $50.0 million. Such guidance does not give effect to the proposed transaction with EQRx.

The information contained in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.2 attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly provided by specific reference in such a filing.

Item 8.01	Other Events.

On August 1, 2023, the Company provided the following pipeline updates.

The Company currently expects to present an update on the clinical antitumor activity of RMC-6236, the Company’s RASMULTI(ON) Inhibitor, in patients with non-small cell lung cancer or pancreatic cancer in October 2023, and supporting clinical data will be presented in October 2023 as well. Planning is underway for one or more single agent pivotal clinical trials for RMC-6236, potentially to begin in 2024.

The Company currently expects to provide a first report on initial clinical findings with RMC-6291, the Company’s KRASG12C(ON) Inhibitor, including preliminary evidence of differentiation of this compound from KRASG12C(OFF) inhibitors, in October 2023. Planning is underway for a Phase 1/1b clinical trial to evaluate the combination of RMC-6236 and RMC-6291, potentially to begin in early 2024.

Study site activation is ongoing under an investigational new drug application for a monotherapy dose-escalation Phase 1/1b trial of RMC-9805, the Company’s KRASG12D(ON) Inhibitor, and the Company now expects to announce dosing of the first patient in this study in the second half of 2023.

In line with the Company’s continued prioritization and focus of its resources on novel drug mechanisms of action targeting RAS-addicted cancers, the Company does not intend to advance EQRx’s research and development portfolio following consummation of the Mergers. EQRx is expected to commence a process to wind down these programs and return the associated intellectual property to its partner on each.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of the Company and EQRx in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of the Company contemplated by the Merger Agreement; the expected filing by the Company of a registration statement and joint proxy statement/prospectus to be included therein; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; the Company’s development plans and timelines and its ability to advance its portfolio and research and development pipeline; progression of clinical studies and findings from these studies, including the tolerability and potential efficacy of the Company’s candidates being studied; the potential advantages and effectiveness of the Company’s clinical and preclinical candidates, including its RAS(ON) Inhibitors; the potential clinical utility of RMC-6236 in patients with non-small cell lung cancer and pancreatic cancer; the timing and completion of a clinical trial for the combination of RMC-6236 and RMC-6291; whether additional near-term and longer-term investments will strengthen the clinical advancement of the Company’s RAS(ON) Inhibitors; the Company’s ability to enable seamless program progression; the Company’s ability to advance its oncology assets and its intention to concentrate development resources on its three priority RAS-focused assets (RMC-6236, RMC-6291 and RMC-9805) following the proposed transaction; the Company’s expectation to not advance EQRx’s research and development portfolio following closing of the proposed transaction; EQRx’s expectation to wind down its programs; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s and EQRx’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s and EQRx’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both the Company’s stockholders and EQRx’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of the Company’s or EQRx’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom the Company or EQRx does business, or on the Company’s or EQRx’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of the Company’s and EQRx’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that the Company or EQRx may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction, including in circumstances which would require the Company or EQRx to pay a termination fee; (x) the risk that restrictions during the pendency of the proposed transaction may impact the Company’s or EQRx’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that the Company or EQRx may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of the Company securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of the Company and the common stock and publicly traded warrants of EQRx; (xvii) the implementation of each of the Company’s and EQRx’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing the Company’s and EQRx’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of the Company’s and EQRx’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for the Company’s and EQRx’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of the Company’s and EQRx’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of the Company and EQRx to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of each of the Company’s and EQRx’s traded securities; (xxiv) risks relating to competition within the industry in which each of the Company and EQRx operate; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of EQRx’s license agreements and/or discovery collaboration agreements may impact its or the Company’s ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; (xxvii) risks that restructuring costs and charges may be greater than anticipated or incurred in different periods than anticipated; (xxviii) the risk that EQRx’s restructuring efforts may adversely affect its programs and its ability to recruit and retain skilled and motivated personnel, and may be distracting to employees and management; and (xxix) the risk that EQRx’s restructuring or wind-down efforts may negatively impact its business operations and reputation with or ability to serve counterparties or may take longer to realize than expected, as well as each of the Company’s and EQRx’s response to any of the aforementioned factors. Additional factors that may affect the future results of the Company and EQRx are set forth in their respective filings with the SEC, including each of the Company’s and EQRx’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the heading “Risk Factors,” and Item 1A of each of EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning the Company and EQRx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents that the Company and EQRx file from time to time with the SEC. Except as required by law, each of the Company and EQRx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company and EQRx plan to file with the SEC and mail or otherwise provide to their respective security holders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND THE COMPANY’S AND EQRX’S RESPECTIVE SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF THE COMPANY AND EQRX WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

The Company’s investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that the Company files with the SEC (when available) from the SEC’s website at www.sec.gov and the Company’s website at ir.revmed.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by the Company with the SEC (when available) may be obtained from the Company free of charge by directing a request to Eric Bonach, H/Advisors Abernathy at eric.bonach@h-advisors.global.

EQRx’s investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that EQRx files with the SEC (when available) from the SEC’s website at www.sec.gov and EQRx’s website at investors.eqrx.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by EQRx with the SEC (when available) may be obtained from EQRx free of charge by directing a request to EQRx’s Investor Relations at investors@eqrx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, EQRx and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of the Company and EQRx in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023, and the Company’s definitive proxy statement on Schedule 14A for its 2023 annual meeting of stockholders, which was filed with the SEC on April 26, 2023. To the extent holdings of the Company’s securities by the Company’s directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Security holders may obtain information regarding the names, affiliations and interests of EQRx’s directors and executive officers in EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and in certain of EQRx’s Current Reports on Form 8-K. To the extent holdings of EQRx’s securities by EQRx’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, the Company’s website at www.revmed.com and EQRx’s website at www.eqrx.com.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger, dated July 31, 2023, by and among Revolution Medicines, Inc., EQRx, Inc., Equinox Merger Sub I, Inc. and Equinox Merger Sub II LLC.

10.1	Form of Voting Agreement with Revolution Medicines, Inc.

10.2	Form of Lock-up Agreement with Revolution Medicines, Inc.

99.1	Form of Voting Agreement with EQRx, Inc.

99.2	Press Release, dated August 1, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Portions of this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of any omitted exhibits and schedules to the SEC upon its request; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REVOLUTION MEDICINES, INC.

Date: August 1, 2023	By:	/s/ Mark A. Goldsmith
	Name:	Mark A. Goldsmith, M.D., Ph.D.
	Title:	President and Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

REVOLUTION MEDICINES, INC.,

a Delaware corporation,

EQRX, INC.,

a Delaware corporation,

EQUINOX MERGER SUB I, INC.,

a Delaware corporation

and

EQUINOX MERGER SUB II LLC,

a Delaware limited liability company

Dated as of July 31, 2023

i

ii

Exhibits

Exhibit A	-	Definitions
Exhibit B-1	-	Form of Certificate of Incorporation of First Merger Surviving Corporation
Exhibit B-2	-	Form of Bylaws of First Merger Surviving Corporation
Exhibit B-3	-	Form of Certificate of Formation of Surviving Company
Exhibit B-4	-	Form of Limited Liability Company Agreement of Surviving Company

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 31, 2023, by and among REVOLUTION MEDICINES, INC., a Delaware corporation (“Parent”), EQRX, INC., a Delaware corporation (the “Company”), EQUINOX MERGER SUB I, INC., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub I”), and EQUINOX MERGER SUB II LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs” and each a “Merger Sub”). Parent, the Company and the Merger Subs are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A)    Parent, the Company and the Merger Subs intend to effect a business combination through (i) the merger of Merger Sub I with and into the Company, with the Company being the surviving corporation, in accordance with this Agreement and the DGCL (the “First Merger”), and (ii) as soon as practicable following the First Merger and, in any case, on the same day as the Effective Time, and as the second step in a single integrated transaction with the First Merger, the merger of the Company (as the surviving corporation following the First Merger) with and into Merger Sub II, with Merger Sub II being the surviving company, in accordance with this Agreement, the DGCL and the DLLCA (the “Second Merger” and, together with the First Merger, the “Mergers”).

(B)    The board of directors of the Company (the “Company Board”) has (i) determined that the Contemplated Transactions, including the Mergers, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) resolved to recommend the adoption of this Agreement by the Company’s stockholders.

(C)    The board of directors of Parent (the “Parent Board”) has (i) approved this Agreement and the Contemplated Transactions, and (ii) resolved to recommend the approval of the issuance of the Parent Common Stock pursuant to this Agreement by Parent’s stockholders.

(D)    The board of directors of Merger Sub I, by resolutions duly adopted, has (i) determined that the Contemplated Transactions, including the First Merger, are advisable and in the best interests of Merger Sub I and its sole stockholder, and (ii) approved and declared advisable this Agreement and the Contemplated Transactions.

(E)    The managing member of Merger Sub II, by resolutions duly adopted, has (i) determined that the Contemplated Transactions, including the Second Merger, are advisable and in the best interests of Merger Sub II and the sole member, and (ii) approved and declared advisable this Agreement and the Contemplated Transactions.

(F)    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have entered into an agreement with Parent (the “Company Stockholder Voting Agreement”) pursuant to which each such stockholder has agreed, among other things, to vote the shares of Company Common Stock it holds in favor of this Agreement, the Mergers and the other Contemplated Transactions.

(G)    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent have entered into an agreement with the Company (the “Parent Voting Agreement”), pursuant to which such stockholders have agreed, among other things, to vote to approve the issuance of the Parent Common Stock pursuant to this Agreement.

(H)    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have entered into an agreement with Parent (the “Company Stockholder Lock-Up Agreement”), pursuant to which each such stockholder has agreed, among other things, not to effect any sale or other transfer of any Parent Common Stock held by any of them during the lock-up period described therein.

(I)    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent have entered into an agreement with Parent (the “Parent Lock-Up Agreement”), pursuant to which each such stockholder has agreed, among other things, not to effect any sale or other transfer of any Parent Common Stock held by any of them during the lock-up period described therein.

(J)    Prior to the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, certain former stockholders (the “Legacy Company Stockholders”) of EQRx International, Inc. (successor in interest to Clover III Merger Sub Inc.), a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“EQRx International”), constituting “Company Stockholders” (as defined in the Company DeSPAC Merger Agreement) and certain Persons constituting “Earn-Out Service Providers” (as defined in the Company DeSPAC Merger Agreement) (such Legacy Company Stockholders and other Persons, collectively, the “Signing Earn-Out Waiver Parties”), that, collectively, would (as of the date hereof) be entitled to receive at least 53% of the Company Earn-Out Shares in the event such Company Earn-Out Shares were released from escrow in accordance with the terms and conditions of the Company Earn-Out, have executed Earn-Out Waiver and Release Agreements pursuant to which such Signing Earn-Out Waiver Parties have agreed to waive (and assigned, transferred and conveyed to the Company) their respective rights to receive any Company Earn-Out Shares and any other right, title and interest in and to any Company Earn-Out Shares and to the Company Earn-Out, such waiver to take effect immediately prior to the consummation of the First Merger, and have agreed to release all claims with respect to the Company Earn-Out.

(K)    For U.S. federal income Tax purposes, the Parties intend that the Mergers, taken together, be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and that this Agreement qualify as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE 1

DESCRIPTION OF TRANSACTION

Section 1.1    The Mergers.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub I shall be merged with and into the Company and the separate corporate existence of Merger Sub I shall thereupon cease. The Company shall be the surviving corporation in the First Merger (the “First Merger Surviving Corporation”) and shall continue as a wholly owned Subsidiary of Parent.

(b)    As part of a single integrated plan, as soon as practicable following the Effective Time and, in any case, on the same day as the Effective Time, the First Merger Surviving Corporation shall be merged with and into Merger Sub II and the separate corporate existence of the First Merger Surviving Corporation shall thereupon cease. Merger Sub II shall be the surviving company in the Second Merger (the “Surviving Company”) and shall continue as a wholly owned Subsidiary of Parent.

Section 1.2    Effects of the Mergers. The First Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and DLLCA.

Section 1.3    Closing. The consummation of the First Merger (the “Closing”) shall take place (a) via electronic exchange of required Closing documentation, as soon as reasonably practicable, and in no event later than two Business Days after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 (other than the conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or (b) at such other place and time and/or on such other date as Parent and the Company may otherwise mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.4    Effective Time.

(a)    Upon the Closing, Merger Sub I and the Company shall cause a Certificate of Merger satisfying the applicable requirements of the DGCL (the “First Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings and recordings required under the DGCL. The First Merger shall become effective at the time of the filing of such First Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be designated jointly by Parent and the Company, and specified in such First Certificate of Merger in accordance with the applicable requirements of the DGCL (such time as the First Merger becomes effective, the “Effective Time”).

(b)    As soon as practicable after the Effective Time and, in any case, on the same day as the Effective Time, the First Merger Surviving Corporation and Merger Sub II shall cause a Certificate of Merger satisfying the applicable requirements of the DGCL and the DLLCA (the “Second Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings and recordings required under the DGCL and the DLLCA. The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware, or at such later time as may be designated jointly by Parent and the Company, and specified in such Second Certificate of Merger in accordance with the applicable requirements of the DGCL and the DLLCA (such time as the Second Merger becomes effective, the “Second Effective Time”).

Section 1.5    Certificate of Incorporation and Bylaws; Directors and Officers.

(a)    Subject to Section 5.5(a), at the Effective Time: (i) the Certificate of Incorporation of the Company shall be amended and restated in its entirety to be in substantially the form set forth on Exhibit B-1, and as so amended and restated shall be the Certificate of Incorporation of the First Merger Surviving Corporation until thereafter amended as provided therein or by applicable Law; and (ii) the bylaws of the Company shall be amended and restated in their entirety to be in substantially the form set forth as Exhibit B-2, and as so amended and restated shall be the bylaws of the First Merger Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)    Subject to Section 5.5(a), at the Second Effective Time: (i) the Certificate of Formation of Merger Sub II shall be amended and restated in its entirety to be in substantially the form set forth as Exhibit B-3, and as so amended and restated shall be the Certificate of Formation of the Surviving Company until thereafter amended as provided therein or by applicable Law; and (ii) the Limited Liability Company Agreement of Merger Sub II shall be amended and restated to be in substantially the form set forth as Exhibit B-4, and as so amended and restated shall be the Limited Liability Company Agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law.

(c)    The Parties shall take all actions necessary so that the directors and officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the First Merger Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Merger Surviving Corporation.

(d)    The Parties shall take all actions necessary so that the managing member of Merger Sub II immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the managing member of the Surviving Company until its successor has been duly elected or appointed and qualified or until its earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

Section 1.6    Conversion of Shares in the First Merger.

(a)    Conversion of Share of Company Common Stock. On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub I, the Company or any stockholder of the Company or Merger Sub I:

(i)    any shares of Company Common Stock owned by any wholly owned Subsidiary of the Company immediately prior to the Effective Time (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)    any shares of Company Common Stock owned by Parent, the Merger Subs or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)    except as provided in Section 1.6(a)(i) and Section 1.6(a)(ii) (the “Excluded Shares”) and subject to Section 1.6(b) and Section 1.6(c), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, including each share of Company Restricted Stock, shall be automatically converted into the right to receive a number of validly issued, fully paid and nonassessable share(s) of Parent Common Stock equal to the Exchange Ratio (the aggregate shares of Parent Common Stock issued by applying the Exchange Ratio in accordance with this Section 1.6(a)(iii), the “Merger Consideration”); and

(iv)    each share of the Common Stock, $0.0001 par value per share, of Merger Sub I outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the First Merger Surviving Corporation, and such converted shares shall constitute the only outstanding shares of capital stock of the First Merger Surviving Corporation.

(b)    Adjustments to Exchange Ratio. If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into, or exchanged for, a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be equitably adjusted to the extent necessary to provide the holders of Company Common Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock split, division or subdivision of shares, stock dividend, reverse stock split, combination of shares, reclassification, recapitalization or other similar transaction; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to the Company Common Stock or Parent Common Stock, respectively, that is prohibited by the terms of this Agreement.

(c)    Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued upon the surrender for exchange of shares of Company Common Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Any holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s), or Book Entry Shares, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Nasdaq Global Select Market on the last Business Day prior to the date on which the First Merger becomes effective.

Section 1.7    Conversion of Shares in the Second Merger. On the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any further action on the part of Parent, Merger Sub II, the First Merger Surviving Corporation, any stockholder of the First Merger Surviving Corporation or any member of Merger Sub II:

(a)    each share of the common stock, $0.0001 par value per share, of the First Merger Surviving Corporation outstanding immediately prior to the Second Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(b)    each limited liability company interest of Merger Sub II outstanding immediately prior to the Second Effective Time shall remain unchanged and continue to remain outstanding as a limited liability company interest in the Surviving Company.

Section 1.8    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and (i) each certificate formerly representing shares of Company Common Stock (a “Company Stock Certificate”) (other than Excluded Shares) and (ii) each non-certificated share of Company Common Stock formerly represented by book entry (a “Book Entry Share”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration pursuant to Section 1.6(a)(iii), cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(c) and any dividends or other distributions pursuant to Section 1.9(d), without interest, in each case, to be issued or paid in consideration therefor upon surrender of such Company Stock Certificate or Book Entry Share in accordance with Section 1.9; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or a Book Entry Share is presented to the Exchange Agent or to the First Merger Surviving Corporation, the Surviving Company or Parent, such Company Stock Certificate or Book Entry Share shall be canceled and shall be exchanged as provided in Section 1.9.

Section 1.9    Exchange of Company Stock Certificates and Book Entry Shares.

(a)    Prior to the dissemination of the Joint Proxy Statement/Prospectus to the stockholders of Parent and the stockholders of the Company, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as exchange agent for payment and delivery of the Merger Consideration (the “Exchange Agent”). Prior to the Effective Time, Parent shall issue and cause to be deposited with the Exchange Agent (i) evidence of non-certificated shares of Parent Common Stock represented by book entry issuable pursuant to Section 1.6(a)(iii), and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(c). The shares of Parent Common Stock and cash so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, are referred to collectively as the “Exchange Fund.”

(b)    Promptly after the Effective Time, the Exchange Agent will mail to the Persons who were record holders of Company Stock Certificates or Book Entry Shares (in each case, other than Excluded Shares) immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and the Company shall reasonably approve prior to the Effective Time (including a provision confirming that delivery of Company Stock Certificates or Book Entry Shares shall be effected, and risk of loss and title to Company Stock Certificates or Book Entry Shares shall pass, only upon delivery of such Company Stock Certificates (or affidavits of loss in lieu thereof as provided in Section 1.9(c)) to the Exchange Agent) or Book Entry Shares); and (ii) instructions for use in effecting the surrender of Company Stock Certificates (or affidavits of loss in lieu thereof as provided in Section 1.9(c)) or Book Entry Shares in exchange for non-certificated shares of Parent Common Stock in book entry form. Upon surrender of a Company Stock Certificate (or affidavit of loss in lieu thereof, as provided in Section 1.9(c)) or Book Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or Book Entry Share shall be entitled to receive, and the Exchange Agent shall in exchange therefor transfer from the Exchange Fund to such holder the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.6(a)(iii) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(c) and any dividends or other distributions pursuant to Section 1.9(d)), less any required Tax withholdings as provided in Section 1.9(f); and (B) the Company Stock Certificate or Book Entry Share so surrendered shall be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the applicable portion of Merger Consideration and cash in lieu of any fractional share of Parent Common Stock to be exchanged upon due surrender of the Company Stock Certificate or Book Entry Share may be issued and paid to such transferee if the Company Stock Certificate formerly representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Parent and the Company shall cooperate prior to the Closing Date to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of the Book Entry Shares held by DTC or its nominees in accordance with DTC’s customary procedures, the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock.

(c)    In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the number of whole shares of Parent Common Stock that such holder would otherwise have had the right to receive pursuant to Section 1.6(a)(iii) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(c) and any dividends or other distributions pursuant to Section 1.9(d)), less any required Tax withholdings as provided in Section 1.9(f), had such lost, stolen or destroyed Certificate been surrendered.

(d)    All shares of Parent Common Stock to be issued pursuant to Section 1.6(a)(iii) shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to Section 1.6(a)(iii). No dividends or other distributions in respect of the Parent Common Stock issued pursuant to Section 1.6(a)(iii) shall be paid to any holder of any un-surrendered Company Stock Certificate or Book Entry Share until such Company Stock Certificate (or affidavit of loss in lieu thereof, as provided in Section 1.9(c)) or Book Entry Share is surrendered for exchange in accordance with this Section 1.9. Subject to the effect of applicable Laws, following surrender of any such Company Stock Certificate (or affidavit of loss in lieu thereof, as provided in Section 1.9(c)) or Book Entry Share, there shall be issued and/or paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest thereon, (i) promptly following such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock that have not been paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time, but with a payment date subsequent to surrender.

(e)    Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates and Book Entry Shares for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book Entry Shares who have not theretofore surrendered their Company Stock Certificates or Book Entry Shares in accordance with this Section 1.9 shall thereafter look only to Parent for delivery of their shares of Parent Common Stock pursuant to Section 1.6(a)(iii) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(c) and any dividends or other distributions pursuant to Section 1.9(d)), less any required Tax withholdings as provided in Section 1.9(f).

(f)    Each of the Exchange Agent, Parent, the First Merger Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any former holder of Company Common Stock such amounts as may be required to be deducted or withheld from such consideration under the Code or any other provision of applicable Law. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person, in respect of which such deduction or withholding was made.

(g)    Notwithstanding anything to the contrary contained herein, neither Parent, the First Merger Surviving Corporation, the Surviving Company nor the Exchange Agent shall be liable to any former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, required to be delivered to any public official pursuant to any applicable abandoned property law, escheat law or other Law.

Section 1.10    No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the stockholders of the Company in connection with the Mergers.

Section 1.11    Treatment of Equity Awards; Company Warrants.

(a)    The vesting and exercisability of each Company Option shall be fully accelerated as of immediately prior to the Effective Time. Prior to the Effective Time, each holder of a Company Option shall be provided the opportunity to exercise the Company Option, whether or not vested, for such period determined by the Company Board that ends on or prior to the tenth Business Day prior to the Scheduled Company Stockholders’ Meeting Date; provided, further, that the exercise of any unvested Company Option that will vest in accordance with this Section 1.11(a) shall be conditioned on the occurrence of the Effective Time.

(b)    At the Effective Time, each In-The-Money Option shall automatically, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire shares of Company Common Stock and shall be cancelled and converted automatically into the right to receive a number of shares of Parent Common Stock equal to the quotient of (i) the product of (A) the number of shares of Company Common Stock subject to the In-The-Money Option immediately prior to the Effective Time, multiplied by (B) the excess of the Per Share Value over the exercise price of such In-The-Money Option divided by (ii) the Option Reference Price, rounded down to the nearest whole share; provided, that the amount of any required withholding pursuant to Section 1.9(f) shall be satisfied by Parent, on each holder’s behalf, instructing Parent’s transfer agent and any other party reasonably determined necessary by Parent to sell the minimum number of shares of Parent Common Stock necessary to satisfy such required withholding amount and to remit the proceeds of such sale to Parent in full satisfaction of the holder’s obligations under Section 1.9(f). Promptly after its receipt of the withholding amounts pursuant to the preceding sentence, Parent shall remit such amounts to the proper taxing authorities. Each Company Option that does not constitute an In-The-Money Option shall be terminated as of the Effective Time for no consideration.

(c)    Each award of Company RSUs that is outstanding immediately prior to the Effective Time, whether or not vested, shall, as of the Effective Time, automatically, without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into the right to receive a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such award of Company RSUs as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, subject to Section 1.6(c) with respect to fractional shares; provided, that the amount of any required withholding pursuant to Section 1.9(f) shall be satisfied by Parent, on each holder’s behalf, instructing Parent’s transfer agent and any other party reasonably determined necessary by Parent to sell the minimum number of shares of Parent Common Stock necessary to satisfy such required withholding amount and to remit the proceeds of such sale to Parent in full satisfaction of the holder’s obligations under Section 1.9(f). Promptly after its receipt of the withholding amounts pursuant to the preceding sentence, Parent shall remit such amounts to the proper taxing authorities.

(d)    The vesting of each outstanding share of Company Restricted Stock shall be fully accelerated as of immediately prior to the Effective Time and the shares of Parent Common Stock issued pursuant to Section 1.6(a)(iii) in exchange for Company Restricted Stock shall be fully vested; provided, that the amount of any required withholding pursuant to Section 1.9(f) shall be satisfied by Parent, on each holder’s behalf, instructing Parent’s transfer agent and any other party reasonably determined necessary by Parent to sell the minimum number of shares of Parent Common Stock necessary to satisfy such required withholding amount and to remit the proceeds of such sale to Parent in full satisfaction of the holder’s obligations under Section 1.9(f). Promptly after its receipt of the withholding amounts pursuant to the preceding sentence, Parent shall remit such amounts to the proper taxing authorities.

(e)    At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the treatment of Company Options, Company RSUs and shares of Company Restricted Stock (collectively, the “Company Equity Awards”) set forth in this Section 1.11.

(f)    As soon as administratively practicable following the date of this Agreement and, in any event, within five Business Days following the date of this Agreement, the Company shall take all action that may be necessary to: (i) cause any outstanding offering period (or similar period during which Company Common Stock may be purchased) under the Company ESPP to be terminated as of the later of (A) the end of the outstanding offering period and (B) the last Business Day prior to the date on which the Mergers become effective (the “Designated Date”); (ii) make any pro rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause the exercise as of the Designated Date of each outstanding purchase right under the Company ESPP; and (iv) terminate the Company ESPP as of the Designated Date. On the Designated Date, the Company shall apply the funds credited as of such date under the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP. All shares of Company Common Stock purchased on the Designated Date shall be treated as provided in Section 1.6(a)(iii).

(g)    At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time shall, in accordance with its terms, automatically and without any required action on the part of the holder thereof or any other Person, cease to represent a warrant exercisable for Company Common Stock and shall become a warrant exercisable for the Merger Consideration that such holder would have received if such Company Warrant had been exercised immediately prior to the Effective Time. For the avoidance of doubt, no holder of a Company Warrant shall be entitled to receive any Merger Consideration hereunder in exchange for such Company Warrant.

Section 1.12    Directors of Parent. The Parent Board shall take all such action as may be necessary to cause the number of directors comprising the Parent Board as of immediately following the Effective Time to consist of ten directors, including one individual serving on the Company Board named on Schedule 1.12 (the

“Company Board Designee”). The Company Board Designee shall be assigned to the class of the Parent Board with a term expiring at the 2025 annual meeting of stockholders of Parent. In the event that, prior to the Closing, the Company Board Designee notifies the Company that he or she is unable or unwilling to serve on the Parent Board at the Effective Time, the Company and Parent shall mutually agree on a replacement Company Board Designee in accordance with the foregoing.

Section 1.13    Further Action. If, at any time after the Effective Time or the Second Effective Time, as applicable, any further action is determined by Parent, the First Merger Surviving Corporation or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to (a) vest the First Merger Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub I and the Company or (b) vest the Surviving Company with full right, title and possession of and to all rights and property of the First Merger Surviving Corporation and Merger Sub II, then in each such case, the officers and directors of Parent, the First Merger Surviving Corporation and the Surviving Company shall be fully authorized (in the name of the Merger Subs, in the name of the Company and otherwise) to take such action.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company represents and warrants to Parent and the Merger Subs as follows (it being understood that each representation and warranty contained in this Article 2 is subject to (a) the exceptions and disclosures set forth in the Company Disclosure Schedule and (b) any information set forth in the Company SEC Documents filed on the SEC’s EDGAR database on or after December 17, 2021 and publicly available on the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof, and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature)):

Section 2.1    Organization and Good Standing.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(b)    Each of the Acquired Companies (other than the Company) is a corporation or other business organization duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(c)    Each of the Acquired Companies is duly qualified to do business and in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)    Each Subsidiary of the Company, together with its jurisdiction of organization, is listed in Section 2.1(d) of the Company Disclosure Schedule. No Acquired Company owns any capital stock of, or any equity interest of any nature in, any other Person, other than the Company’s Subsidiaries and any other Persons listed in Section 2.1(d) of the Company Disclosure Schedule or marketable securities purchased in the ordinary course in accordance with the Investment Policy Guidelines set forth in Section 2.1(d) of the Company Disclosure Schedule. No Acquired Company has: (i) agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other

Person; (ii) been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity; or (iii) at any time been a general partner of, or otherwise liable for any debts or obligations of, any general partnership, limited partnership or other similar Person.

(e)    The Company has made available to Parent and the Merger Subs accurate and complete copies of the certificate of incorporation, bylaws, memorandum of association and articles of association or equivalent governing documents of the Acquired Companies, including all amendments thereto, in effect as of the date of this Agreement. None of the Acquired Companies is in material breach or violation of its respective governing documents. The Company has made available to Parent and the Merger Subs accurate and complete copies of: (i) the charters of all committees and subcommittees of the Company Board; and (ii) any code of conduct, corporate governance policies or principles, related party transaction policy, stock ownership guidelines, whistleblower policy, disclosure committee charter or similar codes, policies, or guidelines adopted by any of the Acquired Companies or by the board of directors, or any committee or subcommittee of the board of directors, or any similar governing body of any of the Acquired Companies.

Section 2.2    Due Authorization; Agreement. The Company has full right, power and authority to execute and deliver this Agreement, and, subject to obtaining the Required Company Stockholder Vote, to perform its obligations hereunder and consummate the transactions contemplated hereby. All action required to be taken for the due and proper authorization, execution and delivery by the Company of this Agreement, and, subject to obtaining the Required Company Stockholder Vote, the consummation by it of the Mergers and the other Contemplated Transactions, has been duly and validly taken. This Agreement has been duly authorized, executed and delivered by the Company, and, assuming the due authorization, execution and delivery by Parent and the Merger Subs, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

Section 2.3    Capitalization.

(a)    As of the close of business on July 28, 2023 (the “Capitalization Date”), the authorized capital stock of the Company consists of: (i) 1,250,000,000 shares of Company Common Stock, of which 537,547,587 shares have been issued and are outstanding; and (ii) 2,000,000 shares of Preferred Stock, par value $0.0001 per share, of the Company (the “Company Preferred Stock”), of which no shares have been issued or are outstanding. As of the Capitalization Date, the Company has authorized 113,491,830 shares of Company Common Stock for issuance pursuant to the Company Stock Incentive Plans, of which there are: (A) 35,574,925 shares of Company Common Stock that are subject to outstanding Company Options, (B) 4,493,124 shares of Company Common Stock that are subject to outstanding Company RSUs, (C) 607,071 shares of Company Restricted Stock and (D) 89,722,873 shares of Company Common Stock that remain available for issuance pursuant to new awards thereunder. As of the Capitalization Date, 3,158,740 shares of Company Restricted Stock have been issued outside the Company Stock Incentive Plans. As of the Capitalization Date, 14,628,978 shares of Company Common Stock are reserved for future issuance pursuant to the Company ESPP. As of the Capitalization Date, 19,733,290 shares of Company Common Stock are subject to outstanding Company Warrants. As of the Capitalization Date, 50,000,000 shares of Company Common Stock are issued and outstanding and held in escrow, subject to release from escrow to applicable “Company Stockholders” and “Earn-Out Service Providers” (in each case, as such terms are defined in the Company DeSPAC Merger Agreement) on the terms and subject to the conditions of the Company Earn-Out. Pursuant to the Earn-Out Waiver and Release Agreements, (1) each Earn-Out Waiver Party (including, for the avoidance of doubt, any Post-Signing Earn-Out Waiver Party as of and from the date of execution of the applicable Earn-Out Waiver and Release Agreement) has effectively waived (and assigned, transferred and conveyed to the Company) its rights to receive any Company Earn-Out Shares and any other right, title and interest in and to any Company Earn-Out Shares and to the Company Earn-Out effective immediately prior to the consummation of the First Merger and has delivered an effective release of all claims with respect to the Company Earn-Out, (2) as of immediately prior to the consummation of the First Merger, the

Earn-Out Waiver Parties shall have no further right, interest or claim in or to any Company Earn-Out Shares or the Company Earn-Out, (3) (x) as of immediately prior to the consummation of the First Merger, any Company Earn-Out Shares with respect to which an Earn-Out Waiver and Release Agreement has been delivered will no longer be subject to release from escrow to any “Company Stockholder,” “Earn-Out Service Provider” (in each case, as defined in the Company DeSPAC Merger Agreement) or other Person (other than the Company, in its capacity as “Parent” under the Company Earn-Out Escrow Agreement) at any time, notwithstanding the satisfaction of the conditions specified in Article III to the Company DeSPAC Merger Agreement, (y) from and after the date of execution of the applicable Earn-Out Waiver and Release Agreement, neither the Company, the Company Board nor any committee thereof shall be entitled to, shall or shall permit any other Person to take or omit to take any action which would result in the reallocation or any other adjustment of the allocation of any Company Earn-Out Shares with respect to which an Earn-Out Waiver and Release Agreement has been delivered among “Company Stockholders,” “Earn-Out Service Providers” (in each case, as defined in the Company DeSPAC Merger Agreement) or any other Persons, and (z) as of immediately prior to the consummation of the First Merger, there will be no further right, interest or claim in or to such Company Earn-Out Shares on the part of any “Company Stockholder,” “Earn-Out Service Provider” (in each case, as defined in the Company DeSPAC Merger Agreement) or any other Person (other than the Company, in its capacity as “Parent” under the Company Earn-Out Escrow Agreement) under the Company DeSPAC Merger Agreement, the Company Earn-Out Escrow Agreement, any “Earn-out Award Agreement” (as defined in the Company DeSPAC Merger Agreement), any other “Transaction Agreement” (as defined in the Company DeSPAC Merger Agreement) or under applicable Law, and (4) if permissible pursuant to the Company DeSPAC Merger Agreement and the Company Earn-Out Escrow Agreement and agreed to by the “Sponsor” (as defined in the Company DeSPAC Merger Agreement) as promptly as practicable upon the Closing, any Company Earn-Out Shares with respect to which an Earn-Out Waiver and Release Agreement has been delivered shall be released from escrow and returned to the Company (or Parent, as applicable) and thereafter retired or caused to be canceled for no consideration by the Company (or Parent, as applicable). Since the Capitalization Date until the date of this Agreement, the Company has not issued any equity securities, except for shares of Company Common Stock issued upon the exercise or settlement of equity awards described in this Section 2.3(a) or pursuant to the Company ESPP. None of the Acquired Companies (other than the Company) holds any shares of Company Common Stock or any rights to acquire shares of Company Common Stock. All the outstanding shares of Company Common Stock (A) have been duly and validly authorized and issued and are fully paid and non-assessable, (B) were issued in accordance with all applicable Laws and Contracts, and (C) are not subject to any pre-emptive or similar rights that have not been duly waived or satisfied.

(b)    Except as described in Section 2.3(a), (i) there are no outstanding rights (including pre-emptive rights, rights of repurchase or forfeiture (other than Company Restricted Stock), rights of participation, rights of maintenance or similar rights) with respect to the Company Common Stock, the Company Preferred Stock or capital stock or other equity interest in the Acquired Companies, (ii) none of the Company Common Stock, the Company Preferred Stock or capital stock or other equity interest in the Acquired Companies is subject to any right of first refusal, right of first offer or other right in favor of any Acquired Company or any other Person, and (iii) there is no Contract to which any Acquired Company is a party or by which any Acquired Company is bound relating to the voting or registration of, or restricting any Person from purchasing, selling or otherwise disposing of (or from granting any option or similar right with respect to) any shares of Company Common Stock, the Company Preferred Stock or capital stock or other equity interest in the Acquired Companies. No Acquired Company is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock, the Company Preferred Stock or its capital stock or other equity interest, as applicable, except for the Company’s right to repurchase or reacquire restricted shares of Company Common Stock held by an employee of the Acquired Companies upon termination of such employee’s employment. Except as described in Section 2.3(a), there is no: (A) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the Company Common Stock, Company Preferred Stock, capital stock or other securities of any of the Acquired Companies; (B) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the Company Common Stock, Company Preferred Stock or

capital stock or other securities of any of the Acquired Companies or that has the right to vote on any matter on which the stockholders of the Company have the right to vote; (C) Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of Company Common Stock, Company Preferred Stock or its capital stock or other equity interest, as applicable; or (D) condition or circumstance that would reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Company Common Stock, Company Preferred Stock or capital stock or other securities of any of the Acquired Companies.

(c)    All the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company (i) have been duly and validly authorized and issued, and are fully paid and non-assessable; (ii) were issued in accordance with all applicable Laws and Contracts; (iii) are not subject to any pre-emptive or similar rights that have not been duly waived or satisfied; and (iv) are owned directly or indirectly by the Company, free and clear of any Encumbrance (other than restrictions under applicable securities Laws).

(d)    Section 2.3(d) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of each outstanding Company Option, award of Company RSUs and award of Company Restricted Stock (including any such award acquired upon exercise of an unvested Company Option), including the name of the holder, date of grant or issuance, the number of shares of Company Common Stock subject to such Company Option or award as of the date of this Agreement, solely in respect of each Company Option, the exercise price of such Company Option and the date on which such Company Option expires. All Company Options and Company RSUs were granted, and all shares of Company Restricted Stock were acquired, under the Company Stock Incentive Plans. Accurate and complete copies of the standard agreement evidencing Company Options, awards of Company RSUs and awards of Company Restricted Stock (including any such awards acquired upon exercise of unvested Company Options), and each agreement evidencing a Company Option, award of Company RSUs or award of Company Restricted Stock (including any such award acquired upon exercise of an unvested Company Option) that does not conform to the standard agreement, have been made available to Parent and the Merger Subs. All Company Options, awards of Company RSUs and awards of Company Restricted Stock (including any such awards acquired upon exercise of unvested Company Options) have been granted in compliance with applicable Law, the terms of the applicable Company Stock Incentive Plan and all requirements set forth in applicable award agreements. All Company Options, awards of Company RSUs and awards of Company Restricted Stock (including any such awards acquired upon exercise of unvested Company Options) have been appropriately authorized by the Company Board or an appropriate committee thereof as of the applicable date of grant, including approval of the Company Option exercise price or the methodology for determining the Company Option exercise price and the substantive terms. The exercise price of each Company Option has never been less than the fair market value of the underlying shares of Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code. No Company Option has been retroactively granted nor the exercise price thereof determined retroactively. The Company has made available to Parent a copy of each election under Section 83(b) of the Code that has been provided to the Company in respect of Company Restricted Stock.

Section 2.4    No Conflicts; No Consents Required.

(a)    Subject to (i) obtaining the Required Company Stockholder Vote; (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, as applicable; (iii) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 Registration Statement, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement and the Contemplated Transactions; (iv) such filings with and approvals of Nasdaq as are required to permit the consummation of the Mergers and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration; (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration; and (vi) the satisfaction of any requirements under the HSR Act or other applicable antitrust Laws in connection with the Contemplated Transactions, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property, right or asset of the Acquired Companies pursuant to, any Company Material Contract to which any of the Acquired Companies is a party or by which any of the Acquired Companies is bound or to which any property, right or asset of any of the Acquired Companies is subject; (ii) result in any violation of the provisions of the certificate of incorporation or bylaws or similar organizational documents of any of the Acquired Companies; or (iii) result in the violation of any Law or Order of any Governmental Body having jurisdiction over any of the Acquired Companies, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default or Encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)    Except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, as applicable; (ii) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of, the Form S-4 Registration Statement, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Contemplated Transactions; (iii) such filings with and approvals of Nasdaq as are required to permit the consummation of the Mergers and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration; (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration; and (v) the satisfaction of any requirements under the HSR Act or other applicable antitrust Laws in connection with the Contemplated Transactions, none of the Acquired Companies is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Mergers, which, if not given or obtained, would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 2.5    Inapplicability of Takeover Laws. Assuming the accuracy of the representation set forth in Section 3.27, (a) the Company Board has taken and will take all actions necessary to ensure the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Voting Agreements and the Company Stockholder Lock-Up Agreements and to the consummation of the Contemplated Transactions, and (b) no other state takeover statute or similar Law applies, or purports to apply, to the Mergers or this Agreement, the Company Stockholder Voting Agreements, the Company Stockholder Lock-Up Agreements or any of the Contemplated Transactions.

Section 2.6    Board Approval; Vote Required.

(a)    The Company Board has (i) determined that the Contemplated Transactions, including the Mergers, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) resolved to recommend the adoption of this Agreement by the Company’s stockholders.

(b)    The only vote of the Company’s stockholders required to consummate the transactions contemplated hereby is the affirmative vote in favor of the adoption of this Agreement of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”).

Section 2.7    SEC Filings; Financial Statements.

(a)    The Company has made available (or made available on the SEC website) to Parent and the Merger Subs accurate and complete copies of all registration statements, proxy statements, Company Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by the Company with the SEC, including all amendments thereto, since December 17, 2021 (collectively, the “Company SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by Company or, to the Knowledge of the Company, its officers and directors with the SEC since December 17, 2021 have been so filed on a timely basis. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Company SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) Section 906 of the Sarbanes-Oxley Act; or (C) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents (collectively, the “Company Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Law. As used in the introduction to this Article 2 and in this Section 2.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b)    The financial statements (including the related notes thereto) contained or incorporated by reference in any Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) present fairly in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates indicated, and the results of their operations and the changes in their cash flows for the periods specified; and (iii) were prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby, except as permitted by the SEC on Form 10-Q under the Exchange Act and except in the case of unaudited interim financial statements, which are subject to normal year-end adjustments and do not contain certain footnotes as permitted by the applicable rules of the SEC. As of the date of this Agreement, other than as expressly disclosed in the Company SEC Documents filed prior to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP.

(c)    As of the date of this Agreement, the Company is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

Section 2.8    Disclosure Controls; Accounting Controls.

(a)    The Acquired Companies maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that complies with the requirements of the Exchange Act and that has been designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Acquired Companies have carried out evaluations of the effectiveness of their disclosure controls and procedures, as required by Rule 13a-15 of the Exchange Act.

(b)    The Acquired Companies maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that are designed to comply with the applicable requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Acquired Companies maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for material assets, individually or in the aggregate, is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Based on Company’s most recent evaluation of its internal controls over financial reporting pursuant to Rule 13a-15(c) of the Exchange Act, there are no significant deficiencies or material weaknesses in the Company’s internal controls. The Company’s auditors and the Audit Committee of the Company Board have been advised of: (x) all significant deficiencies and material weaknesses, if any, in the design or operation of internal controls over financial reporting which have adversely affected or are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 2.9    Absence of Changes. Except as set forth in Section 2.9 of the Company Disclosure Schedule, between the date of the Company’s latest consolidated unaudited balance sheet included in the Company SEC Documents (the “Company Balance Sheet”) and the date of this Agreement, the Company has conducted its business in the ordinary course of business in all material respects (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions), and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b)(i), Section 4.2(b)(ii), Section 4.2(b)(iii), Section 4.2(b)(iv), Section 4.2(b)(v), Section 4.2(b)(vi), Section 4.2(b)(xii), Section 4.2(b)(xiv), Section 4.2(b)(xv), Section 4.2(b)(xvii), or, with respect to any of the foregoing sections, Section 4.2(b)(xviii), had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 2.10    Disclosure. None of the information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus included therein will, at the time the Form S-4 Registration Statement is filed, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent, at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting (or any adjournment or postponement thereof) and at the Effective Time, comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus.

Section 2.11    Absence of Undisclosed Liabilities. As of the date of this Agreement, none of the Acquired Companies has any liability, debt or obligation, individually or in the aggregate, of a type required to be recorded or reflected on the Company’s balance sheet or disclosed in the footnotes thereto under GAAP except for liabilities, debts or obligations: (a) disclosed, reflected or reserved against in the Company Balance Sheet or disclosed in the notes thereto included in the Company SEC Documents; (b) incurred in the ordinary course of business subsequent to the date of the Company Balance Sheet; (c) for performance of obligations of any Acquired Company under Company Contracts which have not resulted from a breach of such Company Contracts, breach of warranty, tort, infringement or violation of Law; (d) incurred in connection with the Contemplated Transactions; or (e) described in Section 2.11 of the Company Disclosure Schedule.

Section 2.12    Legal Proceedings; Orders.

(a)    There are no, and during the past three years there have not been any, Legal Proceedings pending or, to the Knowledge of the Company, threatened, against any of the Acquired Companies or any Company Service Provider (in their capacity as such), or to which any property of the Acquired Companies is subject that, if determined adversely to any of the Acquired Companies, would reasonably be expected to, individually or in the aggregate, be material to the Acquired Companies, taken as a whole. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a reasonable basis for the commencement of any Legal Proceeding of the type described in the first sentence of this Section 2.12(a).

(b)    There is no Order to which any Acquired Company, or any of the material assets or properties owned or used by the Acquired Company, is subject. To the Knowledge of the Company, no officer, director or employee of any of the Acquired Companies is subject to any unsatisfied Order that prohibits such officer, director or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Acquired Companies or to any material assets owned or used by the Acquired Companies.

Section 2.13    Title to Assets. The Acquired Companies each have good and marketable title in fee simple (in the case of real property) to, or have valid rights to lease or otherwise use, all items of real and tangible personal property that are material to the business of the Acquired Companies, in each case, free and clear of all Encumbrances, except those Encumbrances that (a) are Permitted Encumbrances, or (b) are listed in Section 2.13 of the Company Disclosure Schedule.

Section 2.14    Contracts.

(a)    Section 2.14(a) of the Company Disclosure Schedule identifies each Company Contract that is executory as of the date of this Agreement and that constitutes a Company Material Contract. For purposes of this Agreement, “Company Material Contract” shall mean the following:

(i)    any Contract which is in effect and which has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act, or that the Company is required to disclose under Item 404 of Regulation S-K under the Exchange Act;

(ii)    any Contract that requires any Acquired Company to: (A) reimburse any current director or officer of an Acquired Company for, or advancement to any current director or officer of an Acquired Company of, legal fees or other expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnify any current director or officer of an Acquired Company;

(iii)    any Contract containing (A) any covenant limiting the freedom of any Acquired Company to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provisions or marketing or distribution rights related to any products or territory, (C) any exclusivity provision in favor of a third party, or (D) any non-solicitation provisions applicable to any Acquired Company, in the case of the foregoing clause (D), which are material to the Acquired Companies, taken as a whole;

(iv)    any Contract relating to capital expenditures requiring payments after the date of this Agreement in excess of $50,000 and not terminable at will (with no penalty or payment) on less than 60 days’ notice;

(v)    any Contract relating to the disposition or acquisition of material assets or any ownership interest in any Person or business (whether by merger, purchase or sale of stock or assets or otherwise);

(vi)    any Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements, guaranties or other agreements or instruments relating to indebtedness for borrowed money of any Acquired Company or creating any material Encumbrances (other than Permitted Encumbrances) with respect to any assets of the Company or any of its Subsidiaries;

(vii)    any Contract with any distributor, reseller or sales representative, in each case, that contains exclusivity provisions;

(viii)    any Contract pursuant to which any Acquired Company (A) has granted or (B) has been granted a license or other right, including a covenant not to sue, (whether or not such license or other right is currently exercisable) to, or otherwise has assigned, received or acquired, by ownership or otherwise, any other rights in, to or under any Intellectual Property, excluding Contracts for any commercially available Software or Software that is open source, source available or freeware or immaterial non-exclusive licenses of Intellectual Property granted in the ordinary course of business, including Contracts under which any Acquired Company has granted a limited, non-exclusive license to a service provider or consultant to use Intellectual Property of the Acquired Company solely for the purpose of receiving the applicable services thereunder;

(ix)    any Contract that grants any right of first refusal, option or similar right to acquire exclusive rights or ownership with respect to any product or product candidate of the Company or any Company Intellectual Property;

(x)    any Contract providing for the development of any material Company Intellectual Property, independently or jointly, by or for any Acquired Company, other than any Contracts with any employees of the Acquired Companies;

(xi)    any Contract providing for the assignment of any material Company Intellectual Property to or from any Acquired Company;

(xii)    any settlement agreement or similar Contract that materially restricts any Acquired Company’s right to use any Company Intellectual Property or that otherwise restricts in any material respect the operations or conduct of any Acquired Company (or, after the consummation of the Mergers, Parent, the First Merger Surviving Corporation, the Surviving Company or any of their respective Subsidiaries);

(xiii)    any Contract relating to any currency hedging;

(xiv)    any Company Real Estate Lease;

(xv)    any Contract with any Governmental Body;

(xvi)    any Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of any Acquired Company;

(xvii)    any other Contract that is not terminable at will (with no penalty or payment) upon 60 days’ (or less) notice by the Acquired Companies, as applicable, and which involves payment or receipt by any Acquired Company after the date of this Agreement under any such Contract of more than $150,000 in the aggregate; and

(xviii)    any Contract: (A) pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination or similar payment to any Company Service Provider or any spouse, heir or Representative of any Company Service Provider in excess of $25,000 that has not been paid in full as of the date of this Agreement; (B) pursuant to which any of the Acquired Companies is or may become obligated to make any bonus, commission or similar payment (other than payments constituting base salary) to any Company Service Provider in excess of $25,000; or (C) pursuant to which any of the Acquired Companies is or may become obligated to grant, any stock option, restricted stock unit, restricted stock, stock appreciation right or other equity interest in any of the Acquired Companies.

(b)    The Company has made available to Parent and the Merger Subs accurate and complete copies of all Company Material Contracts, including all material amendments thereto. There are no Company Material Contracts that are not in written form. As of the date of this Agreement, none of the Acquired Companies or, to the Knowledge of the Company, any other party to a Company Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Company Material Contract. To the Knowledge of the Company, no event has occurred and no circumstances exist that (with or without notice or lapse of time) would reasonably be expected to result in a breach, violation or default under any Company Material Contract or give any party to a Company Material Contract the right to accelerate the maturity or performance of any Company Material Contract. As to the applicable Acquired Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception and except as set forth in Section 2.14(b) of the Company Disclosure Schedule. Since the date of the Company Balance Sheet, no counterparty to a Company Material Contract has notified the Company in writing (or, to the Knowledge of the Company, otherwise) that it intends to terminate or not renew a Company Material Contract.

Section 2.15    Intellectual Property.

(a)    Section 2.15(a) of the Company Disclosure Schedule contains a true, complete and accurate list of all Company Registered IP, indicating for each item, as applicable, the record owner (and name of any other Person with an ownership interest in such item of Company Registered IP and the nature of such interest), the registration or application number, status, the applicable filing jurisdiction and the date of filing or issuance and, with respect to registered domain names, the applicable domain name registrar. The Company Registered IP is subsisting and, excluding any Company Registered IP which is the subject of a pending application for registration or issuance, is, to the Knowledge of the Company, valid and enforceable (assuming registration where required for enforcement). To the Knowledge of the Company, all documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body, and none of the Acquired Companies has engaged in patent misuse or any fraud or inequitable conduct in connection with any Company Registered IP, as applicable. Each of the issued patents included in the Company Registered IP properly identifies by name each inventor of the claims thereof, as determined in accordance with applicable Law, and invention assignments for such inventors have been timely filed with the applicable patent office, to the extent necessary under applicable Law. The Acquired Companies have filed all statements of use and paid all renewal and maintenance fees, annuities and other fees with respect to the Company Registered IP that are required to have been filed and paid as of the date of this Agreement. The Acquired Companies have taken commercially reasonable measures to avoid the abandonment, invalidation, cancellation, forfeiture or relinquishment of its interest in any Company Owned Intellectual Property, and, to the Knowledge of the Company, the licensors of Company Licensed Intellectual Property have taken commercially reasonable measures to avoid the abandonment, invalidation, cancellation, forfeiture or relinquishment of any Company Licensed Intellectual Property. No interference, opposition, reissue, reexamination or other proceeding of any nature (other than ordinary course prosecution or examination proceedings at the applicable patent or trademark office) is pending or, to the Knowledge of the Company, threatened, in which the scope, validity, enforceability, inventorship or ownership of any Company Intellectual Property is being or has been contested or challenged.

(b)    The Company Intellectual Property constitutes all Intellectual Property necessary for the Acquired Companies to conduct their respective businesses as currently conducted. Except as identified in Section 2.15(b) of the Company Disclosure Schedule, none of the Acquired Companies is bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any material way limits or restricts the ability of any of the Acquired Companies to use, exploit, assert or enforce any

Company Intellectual Property currently, or immediately after the consummation of the transactions contemplated hereby (except, with respect to Company Licensed Intellectual Property, the rights of the licensors).

(c)    Except as identified in Section 2.15(c) of the Company Disclosure Schedule, the Company solely owns all right, title and interest to and in the Company Registered IP included within the Company Solely Owned Intellectual Property and jointly owns with one or more co-owners undivided interest in all right, title and interest to and in the Company Registered IP included within the Company Jointly Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances). To the Knowledge of the Company, each Person who is or was an employee, contractor or consultant of any of the Acquired Companies, and who is or was involved in the creation, discovery, reduction to practice or development of any Company Owned Intellectual Property has signed a valid, enforceable written agreement presently assigning all right, title and interest in and to such Company Owned Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company. To the Knowledge of the Company, no current or former member, officer, director, or employee of any of the Acquired Companies has any claim, right (whether or not currently exercisable), or interest to or in any Company Owned Intellectual Property. No employee of any of the Acquired Companies is, to the Knowledge of the Company, (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the applicable Acquired Company or (ii) in breach of any Contract with any former employer or other Person concerning Company Owned Intellectual Property or confidentiality provisions protecting trade secrets and confidential information comprising Company Owned Intellectual Property.

(d)    Except as identified in Section 2.15(d) of the Company Disclosure Schedule, neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to, or assumption by, Parent by operation of law or otherwise of any Contracts to which any of the Acquired Companies is a party, will result in: (i) any Parent Company granting to any other Person any right to or with respect to any Intellectual Property owned by, or licensed to, any Parent Company (other than rights granted by any of the Acquired Companies prior to the Closing Date to Company Intellectual Property); (ii) any Parent Company being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (excluding any non-compete or other material restriction that arises from any agreement to which any of the Acquired Companies is not a party); (iii) any Parent Company being obligated to pay any royalties or other material amounts, or offer any discounts, to any other Person pursuant to any Contract to which any Acquired Company is a party in excess of those payable by, or required to be offered by, the Acquired Companies in the absence of this Agreement or the transactions contemplated hereby; or (iv) a loss of, or Encumbrance (other than a Permitted Encumbrance) on, any Company Intellectual Property.

(e)    Except as identified in Section 2.15(e) of the Company Disclosure Schedule, no funding, facilities or personnel of any Governmental Body or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company Intellectual Property, and no Governmental Body or educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Company Intellectual Property.

(f)    To the Knowledge of the Company, the operation of the business of the Acquired Companies, and the manufacture, marketing, sale, offering for sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Acquired Companies does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any third-party Intellectual Property and, to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating, and no third party has infringed, misappropriated or otherwise violated any Company Intellectual Property.

(g)    Except as identified in Section 2.15(g) of the Company Disclosure Schedule, there is and has been no Legal Proceeding (excluding investigations unbeknownst to the Company) pending or, to the Knowledge of the

Company, threatened (including “cease and desist” letters or invitations to take a license) in writing against any of the Acquired Companies (i) challenging the ownership, validity, registrability, patentability, scope or enforceability of any Company Intellectual Property (excluding office actions and similar ex parte proceedings in connection with the prosecution of applications for the registration or issuance of any Company Registered IP), except as set forth in Section 2.15(g) of the Company Disclosure Schedule, or (ii) asserting that any of the Acquired Companies has infringed, misappropriated or otherwise violated any third-party Intellectual Property.

(h)    Each of the Acquired Companies has taken commercially reasonable measures to protect and maintain (i) the confidentiality of all material proprietary information that such Acquired Company holds as a trade secret, and (ii) its ownership of, or rights in, all Company Intellectual Property. Without limiting the foregoing, to the Knowledge of the Company, none of the Acquired Companies has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person, except pursuant to written agreements requiring such Person to maintain the confidentiality of such confidential information, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.16    Transactions with Affiliates.

(a)    Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, during the period commencing on the date of the Company’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(b)    Section 2.16(b) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of all outstanding loans and advances made by any of the Acquired Companies to any Company Service Provider, other the advancement of expenses to employees and directors for routine travel and business expense made in the ordinary course of business consistent with past practice.

Section 2.17    Taxes.

(a)    The Acquired Companies have filed all income and other material Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes of the Acquired Companies have been timely paid (whether or not shown on any Tax Return). None of the Acquired Companies is currently the beneficiary of any extension of time within which to file any Tax Return other than automatically granted extensions obtained in the ordinary course of business. There are no Encumbrances on any of the assets of any of the Acquired Companies for Taxes, other than statutory liens for current Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. No written claim has ever been made in a jurisdiction where any of the Acquired Companies does not file a Tax Return or pay a Tax that such Acquired Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(b)    The Acquired Companies have timely withheld and paid to the appropriate Governmental Body all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and have otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, collection, reporting and remittance of such Taxes.

(c)    There is no current or pending Legal Proceeding concerning any Tax liability of any of the Acquired Companies involving any Governmental Body, and none of the Acquired Companies has received written notice of any threatened Legal Proceedings relating to any Taxes.

(d)    None of the Acquired Companies has, or has had, a permanent establishment or other taxable presence in any jurisdiction other than in its country of incorporation.

(e)    None of the Acquired Companies has waived any statute of limitations in respect of Taxes or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case which waiver or extension is currently in effect.

(f)    There are no agreements relating to the indemnification, reimbursement, allocation or sharing of Taxes to which any of the Acquired Companies is a party, other than customary provisions in commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes.

(g)    None of the Acquired Companies (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group filing Tax Returns on a consolidated, affiliated, combined, unitary or similar basis other than the affiliated group of which the Company is the common parent, or (ii) has any liability for the Taxes of any Person (other than the Acquired Companies) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) as a transferee or successor, by Contract or otherwise (other than customary provisions in commercial agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(h)    None of the Acquired Companies is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes, except as set forth in Section 2.17(h) of the Company Disclosure Schedule.

(i)    None of the Acquired Companies is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(j)    None of the Acquired Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(k)    There are no Tax rulings, requests for rulings, or “closing agreements” (as described in Section 7121 of the Code or any corresponding provision of state, local or non-U.S. Tax Law) relating to any of the Acquired Companies that have been received, agreed to, or are pending with any Governmental Body.

(l)    Section 2.17(l) of the Company Disclosure Schedule sets forth the entity classification of each of the Acquired Companies for U.S. federal income Tax purposes. None of the Acquired Companies has made an election or taken any other action to change its U.S. federal and state income Tax classification from such classification.

(m)    None of the Acquired Companies has ever been a distributing or controlled corporation in a transaction intended to qualify under Section 355 of the Code.

(n)    None of the Acquired Companies has participated in a “listed transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of state, local or non-U.S. Law).

(o)    None of the Acquired Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing as a result of any: (i) adjustment under Section 481 of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law) made or requested prior to the Closing or use of an improper method of accounting prior to the Closing; (ii) installment sale or other open transaction disposition made prior to the Closing; (iii) prepaid amount or deferred revenue received prior to the Closing Date; or (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local, or non-U.S. Tax Law) arising prior to the Closing Date. None of the Acquired Companies has made an election under Section 965(h) of the Code.

(p)    Subject to exceptions as would not be material, the prices for any property or services (or for the use of any property) provided by or to any of the Acquired Companies are arm’s-length prices for purposes of applicable transfer pricing Laws.

(q)    None of the Acquired Companies has Knowledge of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 2.18    Compliance with Laws. The Acquired Companies (a) are, and have been during the past three years, in compliance with all applicable Laws and Orders of any Governmental Body having jurisdiction over the Acquired Companies, and (b) have not received written notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any applicable Law or Order, except, in each case of clause (a) and (b), for any such matter that would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 2.19    Environmental Matters. (a) The Acquired Companies (i) are, and have been during the past three years, in compliance with all applicable Environmental Laws; (ii) hold and are in compliance with all Governmental Authorizations required of them under any Environmental Laws to conduct their respective businesses; and (iii) have not received written notice of any actual or potential liability under, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of Hazardous Materials; (b) to the Knowledge of the Company, there are no costs or liabilities associated with Environmental Laws of or relating to the Acquired Companies; and (c) to the Knowledge of the Company, no current or (during the time the prior property was leased or operated by the Acquired Companies) prior property leased or operated by any of the Acquired Companies has had a release of or an exposure to Hazardous Materials; except, in the case of each of clauses (a), (b) and (c), for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no Legal Proceeding that is pending, or to the Knowledge of the Company, threatened, against any of the Acquired Companies under any Environmental Laws in which a Governmental Body is also a party.

Section 2.20    Insurance. The Acquired Companies have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in such amounts and insures against such losses and risks as the Company reasonably believes are adequate to protect the Acquired Companies and their respective businesses. The Company has made available to Parent and the Merger Subs accurate and complete copies of all insurance policies and self-insurance programs and arrangements relating to the business, assets, liabilities and operations of each of the Acquired Companies. Each of such insurance policies is in full force and effect and the Acquired Companies are in compliance in all material respects with the terms thereof. None of the Acquired Companies has (a) received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance coverage; (b) received written notice from any insurer or agent of such insurer that the Acquired Companies will not be able to renew its existing insurance coverage as and when such coverage expires; or (c) received written notice or other written communication regarding the refusal or denial of any coverage, reservation of rights or rejection of any claim.

Section 2.21    Employee Benefits and Labor Matters.

(a)    Section 2.21(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the names of all present employees of the Acquired Companies and each such employee’s title, hire date, annual base salary or hourly wage rate (as applicable), bonus or other cash incentive opportunity, principal location (city, state (where applicable) and country), and status as exempt or non-exempt from the overtime requirements of applicable wage and hour Laws, and indicating whether such employee is on a work visa as of the date of this Agreement.

(b)    Section 2.21(b) of the Company Disclosure Schedule sets forth a list of all individual independent contractors and individual consultants (including those providing services through their own wholly owned entities) currently engaged by the Acquired Companies, along with the services provided by, date of retention for and rate of remuneration for each such Person. Each such independent contractor and consultant has entered into customary covenants regarding confidentiality, and present assignment of rights to Intellectual Property in such Person’s agreement with the applicable Acquired Company.

(c)    Section 2.21(c) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Employee Plan, separately identifying each material Company Foreign Plan. Except as permitted under Section 4.2(b), none of the Acquired Companies has any plan or commitment to (i) adopt or enter into any plan, agreement, policy or other arrangement that would constitute a Company Employee Plan if in effect as of the date of this Agreement. or (ii) amend or terminate any Company Employee Plan.

(d)    The Company has made available to Parent and the Merger Subs accurate and complete copies, as applicable, of (i) each Company Employee Plan (and written descriptions of all material terms of any Company Employee Plan that is not in writing), including all amendments thereto and all related trust documents and other funding-related documents and insurance Contracts; (ii) the three most recent annual reports (Form 5500 and all schedules and financial statements attached thereto), if any; (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any; (v) the most recent determination or opinion letter from the IRS relating to each Company Employee Plan intended to qualify under Section 401(a) of the Code; (vi) non-routine written correspondence within the past three years to or from any Governmental Body relating to any Company Employee Plan; and (vii) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations relating to any Company Employee Plan.

(e)    No Company Employee Plan is, and neither any Acquired Company nor any of their respective ERISA Affiliates (nor any predecessor thereof) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, or has any liability or obligation, whether fixed or contingent, with respect to, any (i) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code; (ii) any multiemployer plan, as defined in Section 3(37) of ERISA; (iii) plan maintained by more than one employer, as defined in Section 413(c) of the Code; or (iv) multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA. No liability under Title IV of ERISA has been or could reasonably be expected to be incurred by any Acquired Company.

(f)    Each Acquired Company has performed in all material respects all obligations required to be performed by such Acquired Company thereunder, is not in default or violation of, and the Company has no Knowledge of any default or violation by any other party to, any Company Employee Plan. Each Company Employee Plan has been established, funded, operated and maintained in accordance in all material respects with its terms and in compliance in all material respects with applicable Law, including ERISA and the Code. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable), and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Employee Plan. No events have occurred with respect to any Company Employee Plan that could reasonably be expected to result in payment or assessment by or against any Acquired Company of any excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. With respect to each Company Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of a Company Employee Plan has occurred, (ii) no nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred, and (iii) no Acquired Company has made any filing under the Employee Plans Compliance Resolution System, the U.S. Department of Labor Delinquent Filer Program or any other voluntary correction program.

(g)    Except as set forth in Section 2.21(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (either alone or together with any other event, including a subsequent termination of employment or service) result in any (i) payment (including severance, forgiveness of indebtedness or otherwise) or benefit to any Company Service Provider; (ii) acceleration of the time of payment, funding or vesting of any compensation, equity award or benefit; (iii) increase in the amount of compensation or benefits due to any Company Service Provider; or (iv) payment of any “excess parachute payment” within the meaning of Section 280G of the Code in connection with the transactions contemplated by this Agreement. No individual is entitled to receive any indemnification, gross-up or similar payment from any Acquired Company under either Section 409A or Section 4999 of the Code.

(h)    Section 2.21(h) of the Company Disclosure Schedule sets forth an accurate and complete list of (i) all of the Contracts which give rise to an obligation to make or set aside amounts payable to or on behalf of the employees of each Acquired Company as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by such Acquired Company or the employee), accurate and complete copies of which have been previously made available to Parent and the Merger Subs, and (ii) the maximum aggregate amounts (excluding the value of any equity or equity awards) so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by such Acquired Company or the employee).

(i)    Each Company Employee Plan has been established and maintained, in form and operation, in all respects in material compliance with Section 409A of the Code. Any amounts paid or payable pursuant to each Company Employee Plan subject to Section 409A of the Code is not includible in the gross income of a service provider (within the meaning of Section 409A of the Code) until received by the service provider and is not subject to interest or the additional Tax imposed by Section 409A of the Code.

(j)    No Acquired Company has any current or projected liability (whether under a Company Employee Plan or otherwise) in respect of post-employment or post-retirement health, medical or life insurance benefits for retired, former or current employees of any Acquired Company, except (i) as required to avoid excise Tax under Section 4980B of the Code, or (ii) for the continuation of coverage through the end of the calendar month in which termination from employment occurs. No condition exists that could prevent any Acquired Company from amending or terminating any Company Employee Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA, and neither any Acquired Company nor such Company Employee Plan will be subject to any surrender fees or service fees upon termination, except for any reasonable administrative fees associated with the termination of such Company Employee Plan. Each Acquired Company is in compliance in all material respects with (A) the applicable requirements of Section 4980B of the Code and any similar state Law, (B) the applicable requirements of HIPAA, and (C) the Patient Protection and Affordable Care Act of 2010, as amended, including Sections 4980H, 6055 and 6056 of the Code and any similar state Laws. No Acquired Company is or could be subject to an assessable payment under Section 4980H of the Code. No Company Employee Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

(k)    All contributions and payments accrued under each Company Employee Plan (including any Company Employee Plan intended to be qualified under Section 401(a) of the Code) have been timely discharged and paid in full on or prior to the date of this Agreement, or to the extent not yet due, properly reflected as a liability on the Company Balance Sheet in accordance with the terms of the Company Employee Plan and all Applicable Laws and applicable accounting standards. There is no Legal Proceeding pending against or involving or, to the Knowledge of the Company, threatened in writing against or involving, any Company Employee Plan (other than routine claims for benefits). No Acquired Company (with respect to any Company Employee Plan), and no Company Employee Plan or any fiduciary or administrator thereof, is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Body, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened.

(l)    No Company Employee Plan which is maintained primarily for the benefit of a Company Service Provider who regularly performed or performs services outside the United States (a “Company Foreign Plan”) has unfunded Liabilities that will not be offset by insurance or that are not fully accrued on the Company Balance Sheet. Each Company Foreign Plan required or intended to be registered, qualified or approved under applicable Laws has in fact been registered, qualified or approved, as the case may be, under applicable Laws and has been maintained in good standing with applicable regulatory authorities in all material respects.

(m)    Each Company Service Provider that has been classified as a consultant or independent contractor and not an employee has been properly classified as such, and no Acquired Company has any liability or obligations, including under or on account of any Company Employee Plan, arising out of the hiring or retention of Persons to provide services to any Acquired Company and treating such Persons as consultants or independent contractors and not as employees of such Acquired Company. Each current and former employee of each Acquired Company who has been classified as exempt from the overtime requirements of applicable wage and hour Laws has been properly classified as such, and no Acquired Company has any liability or obligations arising out of such classification.

(n)    No Acquired Company is or has at any time been a party to or subject to, has an obligation to enter into or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract or understanding with a labor union, works council or similar labor organization with respect to its employees. There are no, and for the past three years there have been no, labor unions, works council or labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any Company Service Provider, including through the filing of a petition for representation election.

(o)    No Acquired Company has experienced any strike, slowdown, work stoppage, picketing, lockouts, labor dispute or other organized work interruption with respect to any employees during the past three years, nor are any such strikes, slowdowns, work stoppages, picketings, lockouts, labor dispute or other organized work interruptions pending or, to the Knowledge of the Company, threatened. There are no, and for the past three years there have been no, Legal Proceedings, unfair labor practice charges, grievances or complaints, in each case, pending by or before the National Labor Relations Board or any other Governmental Body, threatened in writing or, to the Knowledge of the Company, threatened orally by, on behalf of or relating to any Company Service Providers.

(p)    Each Acquired Company is and for the past three years has been in material compliance with all applicable Laws regarding employment, employment practices, terms and conditions of employment, and/or labor, including such Laws regarding employee safety and health, immigration, authorization to work, background checks, wages, hours, pay equity, discrimination in employment, harassment, retaliation, wrongful discharge, collective bargaining, fair labor standards, mass layoffs, plant closings, worker classification, and/or any other labor or employment-related matters. With respect to Company Service Providers: (i) each Acquired Company: has paid in full and adequately for, in accordance with applicable Laws, and is not liable for any arrears of, wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; (ii) no Acquired Company is liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (in each case, other than routine payments to be made in the normal course of business and consistent with past practice); and (iii) there is no claim for or Legal Proceeding with respect to payment of wages, salary or overtime pay that has been asserted or is now pending, threatened in writing, or, to the Knowledge of the Company, threatened orally, by or before any Governmental Body. There are no controversies pending or, to the Knowledge of the Company, threatened between any Acquired Company and any of its respective current or former Company Service Providers that would reasonably be expected to result in a Legal Proceeding. The Acquired Companies maintain accurate and complete Form I-9s with respect to each of their former and current employees in accordance with applicable Laws concerning immigration and employment eligibility verification obligations. The Acquired Companies are not a party to or otherwise bound by any consent decree with, or citation by, any Governmental Body relating to employees or employment practices.

(q)    To the Knowledge of the Company, no employee of any Acquired Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by any Acquired Company because of the nature of the business conducted by such Acquired Company or to the use of trade secrets or proprietary information of others.

(r)    Except as set forth in Section 2.21(r)(i) of the Company Disclosure Schedule, in the past three years, (i) no Acquired Company has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, and its regulations, or any similar foreign, state or local Law (each, a “WARN Act”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in an applicable WARN Act) affecting any site of employment or facility of any Acquired Company; and (iii) no Acquired Company has been affected by any transaction or engaged in layoffs or employment terminations or other employment actions sufficient in number to trigger application of any applicable WARN Act or similar Law. Except as set forth in Section 2.21(r)(ii) of the Company Disclosure Schedule, no Acquired Company has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the date of this Agreement, and no Acquired Company has effectuated any furloughs, layoffs or material reductions in hours in the past six months.

(s)    There has not been during the past three years, nor are there currently, any pending, threatened in writing or, to the Knowledge of the Company, threatened orally Legal Proceedings or any allegations concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, whistleblowing or other misfeasance or malfeasance issues with respect to any Company Service Provider, nor has there been any settlements or similar out-of-court or pre-litigation arrangement relating to any such matters.

(t)    No Company Service Provider has engaged in (and there have been no allegations that any such Person has engaged in) harassment, discrimination or similar misconduct of any nature, or breach of any policy of an Acquired Company relating to the foregoing, or any other similar act, whether or not unlawful, nor is any allegation pending, threatened in writing or, to the Knowledge of the Company, threatened orally nor has any such allegation been settled or subject to an out-of-court or pre-litigation arrangement or the subject of any Legal Proceeding against or involving any Acquired Company and/or such Person.

(u)    Except as set forth in Section 2.21(u) of the Company Disclosure Schedule, since December 17, 2021, no Acquired Company has (i) applied for or received loans or payments under any relief program sponsored or made available by any Governmental Body (a “COVID Relief Program”), or (ii) deferred any Taxes under any COVID Relief Program, and, in any case, none of the foregoing actions is reasonably anticipated.

Section 2.22    Cybersecurity; Data Protection.

(a)    The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases owned or used by the Acquired Companies (collectively, “Company IT Systems”): (i) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Acquired Companies as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; and (ii) have not materially malfunctioned or failed in the past three years. The Acquired Companies have implemented and maintained commercially reasonable administrative, physical and technical controls, policies, procedures, and safeguards designed to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all Company IT Systems and data (including Personal Data) Processed in connection with their businesses and there have been no breaches, violations, outages or unauthorized Processing of the same (each, a “Security Incident”), except for those that have been remedied without material cost or liability or the duty to notify any other person or entity, nor are there presently any Security Incidents under internal review or, to the Company’s Knowledge, investigations relating to the same.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Acquired Companies have for the past three years been, and are presently, in compliance with all Data Protection Requirements. Specifically in relation to the EU GDPR and the UK GDPR (collectively, the “GDPR”), (i) the Acquired Companies have been, and are presently, in compliance with the Processing of all Personal Data (including Special Category Data) under the GDPR, including identifying and relying on an appropriate legal basis for such Processing, including obtaining explicit consent where appropriate, and (ii) the Acquired Companies have entered into Contracts that comply with the GDPR, including containing data processing commitments and data transfer commitments (where required), and have at all times complied with the commitments relating to Personal Data (including Special Category Data) in those Contracts. For the past three years, none of the Acquired Companies have received any written notice of any material claims or threatened claims or any Legal Proceeding, or any other notices, requests, complaints, or other communication by any Person regarding the alleged or actual material violation of Data Protection Requirements, including with respect to the Processing of Personal Data by or on behalf of the Acquired Companies. To the extent required under Data Protection Requirements, the Acquired Companies have obtained written agreements relating to the protection and use of Personal Data from all Third Party Service Providers and, to the Knowledge of the Company, no such Third Party Service Provider is in material breach of any such agreement. To the extent applicable, the Acquired Companies have all necessary authority, rights, fair processing notices, consents and authorizations to Process any Personal Data maintained by or for the Acquired Companies to the extent required in connection with the operation of the Acquired Companies’ businesses as currently conducted and as proposed to be conducted.

(c)    The execution, delivery and performance of this Agreement complies with all applicable Data Protection Requirements in all material respects. Neither the Data Protection Laws nor any Privacy Contracts require the delivery of any notice to or consent from any Person in connection with the execution, delivery or performance of this Agreement. None of the Privacy Contracts prohibit the transfer (including international and onward transfer) or other processing of any Personal Data collected and in the possession or control of the Acquired Companies, in connection with the execution, delivery or performance of any obligations under (or transactions contemplated by) this Agreement.

Section 2.23    No Unlawful Payments. In the past five years, none of the Acquired Companies, nor any director, officer or employee of any of the Acquired Companies nor, to the Knowledge of the Company, any agent, affiliate or other Person acting on behalf of the Acquired Companies, in each case in their capacity as such, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption Law; or (d) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Acquired Companies have instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures reasonably designed to promote and achieve compliance with all applicable anti-bribery and anti-corruption Laws.

Section 2.24    Healthcare Regulatory Matters.

(a)    The Acquired Companies, and, to the Knowledge of the Company, their respective directors, officers, employees and agents are, and at all times within the last three years have been, in compliance with all applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. In the past three years, the Company has not received any written notification, correspondence or any other communication from the FDA or any other Governmental Body asserting non-compliance by, or liability of, any of the Acquired Companies under any applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. The Company is not a party to or has any ongoing reporting obligations pursuant to or under any order by a Governmental Body or corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Body.

(b)    All clinical or preclinical studies, tests or trials that have been or are being conducted by or on behalf of, or sponsored by, any of the Acquired Companies, or in which any of the Acquired Companies’ products or product candidates have participated, and which have been or will be submitted to the FDA or other Governmental Body in connection with applications for Governmental Authorizations, were and, if still pending, are being conducted in compliance in all material respects with all applicable Healthcare Laws. All material reports, documents, claims and notices required to be filed, maintained or furnished to any Governmental Body by any of the Acquired Companies have been so filed, maintained or furnished, and all such reports, documents, claims and notices, if any, were true, complete and correct on the date filed (or were corrected in or supplemented by a subsequent filing).

(c)    None of the Acquired Companies nor, to the Knowledge of the Company, any director, officer, employee or agent of any of the Acquired Companies, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or (iii) committed an act, made a statement, or failed to make a statement, in each such case, related to the business of any of the Acquired Companies that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Governmental Body to invoke any similar policy. None of the Acquired Companies nor, to the Knowledge of the Company, any director, officer, employee or agent of any of the Acquired Companies, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) or any similar applicable Law or authorized by 21 U.S.C. Section 335a(b) or any similar applicable Law. No Legal Proceeding that would reasonably be expected to result in such a debarment is pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies or to the Knowledge of the Company, any director, officer, employee or agent of any of the Acquired Companies. None of the Acquired Companies nor, to the Knowledge of the Company, any director, officer, employee or agent of any of the Acquired Companies, has been debarred, suspended or excluded from participation in any federal health care program or convicted of any crime or, to the Knowledge of the Company, engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program, except as would not reasonably be expected to be material to the Acquired Companies, taken as a whole. No Legal Proceeding that would reasonably be expected to result in such an exclusion is pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies or to the Knowledge of the Company, any director, officer, employee or agent of any of the Acquired Companies.

Section 2.25    Governmental Authorizations. Each Acquired Company has obtained and maintained all material Governmental Authorizations required for the conduct of such Acquired Company’s business as currently conducted, including any Governmental Authorizations required pursuant to any applicable Healthcare Laws, and all such Governmental Authorizations are in full force and effect, except where failures to possess or maintain the same, would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole. Each of the Acquired Companies has fulfilled and performed all of its material obligations with respect to such Governmental Authorizations, and, to the Knowledge of the Company, no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other impairment of the rights of the holders of such Governmental Authorizations, except where such revocations, terminations or impairments would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole.

Section 2.26    Real Property. None of the Acquired Companies owns any real property. The Company has made available to Parent and the Merger Subs: (a) an accurate and complete list of all real properties with respect to which any of the Acquired Companies directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by any of the Acquired Companies, and (b) copies of all leases (including any amendments thereto) under which any such real property is possessed (collectively, the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The applicable Acquired Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the applicable Acquired Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 2.27    Ownership of Parent Common Stock. Neither the Company nor any of its Affiliates or associates is, nor at any time during the last three years has the Company or any of its Affiliates or associates been, an “interested stockholder” of Parent as defined in Section 203 of the DGCL.

Section 2.28    Opinion of Financial Advisor. The Company Board has received the opinion of the financial advisor set forth on Section 2.28 of the Company Disclosure Schedule to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio to be received by the holders of Company Common Stock (other than Parent or any of its affiliates or any holders of the Excluded Shares) pursuant to the Mergers is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all Parties, furnish a copy of such written opinion to Parent solely for informational purposes (it being agreed that none of Parent or the Merger Subs, nor any of their respective Affiliates or Representatives, shall have the right to rely on such opinion).

Section 2.29    Brokers. Except as set forth on Section 2.29 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any Acquired Company.

Section 2.30    CFIUS. The Company does not have in place any arrangements that would permit, as a result of the Contemplated Transactions, any “foreign person” affiliated with the Company to obtain any of the following: (a) access to any “material nonpublic technical information” (as defined in 31 C.F.R. § 800.232) in the possession of the Parent Companies; (b) membership or observer rights on the Parent Board or equivalent governing body of Parent or the right to nominate an individual to a position on the Parent Board or equivalent governing body of Parent; (c) any involvement, other than through the voting of shares, in “substantive decisionmaking” (as defined in 31 C.F.R. § 800.245) of Parent regarding (i) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in 31 C.F.R. § 800.241) of U.S. citizens maintained or collected by Parent, (ii) the use, development, acquisition, or release of “critical technologies” (as defined in 31 C.F.R. § 800.215), or (iii) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in 31 C.F.R. § 800.212); or (d) “control” of any Parent Company (as defined in 31 C.F.R. § 800.208).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUBS

Parent and the Merger Subs represent and warrant to the Company as follows (it being understood that each representation and warranty contained in this Article 3 is subject to (a) the exceptions and disclosures set forth in the Parent Disclosure Schedule and (b) any information set forth in the Parent SEC Documents filed on the SEC’s EDGAR database on or after January 1, 2021 and publicly available on the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof, and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature)):

Section 3.1    Organization and Good Standing; Subsidiaries.

(a)    Each of Parent and the Merger Subs is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(b)    Each of the Parent Companies (other than Parent and the Merger Subs) is a corporation or other business organization duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has all power and authority necessary to own or hold its properties and to conduct the businesses in which it is engaged.

(c)    Each of the Parent Companies is duly qualified to do business and in good standing in each jurisdiction in which its ownership or lease of property or the conduct of its businesses requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)    Each Subsidiary of Parent is listed in Section 3.1(d) of the Parent Disclosure Schedule. No Parent Company owns any capital stock of, or any equity interest of any nature in, any other Person, other the Subsidiaries of Parent listed in Section 3.1(d) of the Parent Disclosure Schedule.

(e)    Parent has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws, or equivalent governing documents of Parent and the Merger Subs, including all amendments thereto, in effect as of the date of this Agreement. None of Parent or the Merger Subs is in material breach or violation of its respective governing documents.

Section 3.2    Due Authorization; Agreement. Each of Parent and the Merger Subs has full right, power and authority to execute and deliver this Agreement and, subject to obtaining the Required Parent Stockholder Vote and the Required Merger Sub I Stockholder Vote, to perform its obligations hereunder and consummate the transactions contemplated hereby. All action required to be taken for the due and proper authorization, execution and delivery by each of Parent and the Merger Subs of this Agreement and, subject to obtaining the Required Parent Stockholder Vote and the Required Merger Sub I Stockholder Vote, the consummation by each of them of the Mergers and the other Contemplated Transactions has been duly and validly taken. This Agreement has been duly authorized, executed and delivered by Parent and the Merger Subs, and assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and the Merger Subs, enforceable against each of Parent and the Merger Subs in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

Section 3.3    Capitalization.

(a)    As of the Capitalization Date, the authorized capital stock of Parent consists of: (i) 300,000,000 shares of Parent Common Stock, of which 109,149,463 shares have been issued and are outstanding; and (ii) 10,000,000 shares of Preferred Stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”), of which no shares have been issued or are outstanding. As of the Capitalization Date, Parent has authorized 20,162,064 shares of Parent Common Stock for issuance pursuant to the Parent Stock Incentive Plans, of which there are: (i) 10,789,298 shares of Parent Common Stock that are subject to outstanding options (the “Parent Options”), (ii) 2,055,963 shares of Parent Common Stock that are subject to outstanding restricted stock units (the “Parent RSUs”), (iii) no shares of Parent Common Stock that are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code (“Parent Restricted Stock”), and (iv) 7,316,803 shares of Parent Common Stock that remain available for issuance pursuant to new awards thereunder. As of the Capitalization Date, 2,465,119 shares of Parent Common Stock are reserved for future issuance pursuant to the Parent ESPP. Since the Capitalization Date until the date of this Agreement, Parent has not issued any equity securities, except for shares of Parent Common Stock issued upon the exercise or settlement of equity awards described in this Section 3.3(a) or pursuant to the Parent ESPP. None of the Parent Companies (other than Parent) holds any shares of Parent Common Stock or any rights to acquire shares of Parent Common Stock. All the outstanding shares of Parent Common Stock (i) have been duly and validly authorized and issued and are fully paid and non-assessable, (ii) were issued in accordance with all applicable Laws and Contracts, and (iii) are not subject to any pre-emptive or similar rights that have not been duly waived or satisfied.

(b)    Except as described in Section 3.3(a), there are no (i) outstanding rights (including pre-emptive rights that have not been duly waived or satisfied), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of Parent Common Stock, Parent Preferred Stock or other equity interest in Parent, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any Parent Common Stock, Parent Preferred Stock or other equity interest in Parent, any such convertible or exchangeable securities or any such rights, warrants or options or (ii) Contract under which Parent is or may become obligated to sell or otherwise issue any shares of Parent Common Stock, Parent Preferred Stock or capital stock or other equity interest (other than, in each case of clauses (i) and (ii), Parent’s sales agreement with Cowen and Company, LLC relating to Parent’s at-the-market equity offering program). None of the Parent Common Stock, the Parent Preferred Stock or capital stock or other equity interest in Parent is subject to any right of first refusal, right of first offer or other right in favor of Parent or any other Person, and there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling or otherwise disposing of (or from granting any option or similar right with respect to) any shares of Parent Common Stock, Parent Preferred Stock or capital stock or other equity interest in Parent. Parent is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock, Parent Preferred Stock or capital stock or other equity interest, except for Parent’s right to repurchase or reacquire restricted shares of Parent Common Stock held by an employee of Parent upon termination of such employee’s employment.

(c)    All the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by Parent, free and clear of any Encumbrance (other than restrictions under applicable securities laws). Except as described in Section 3.3(c) of the Parent Disclosure Schedule, there are no outstanding rights (including pre-emptive rights that have not been duly waived or satisfied), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interest in any Subsidiary of Parent, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock or other equity interest in any Subsidiary of Parent, any such convertible or exchangeable securities or any such rights, warrants or options.

(d)    All Parent Options and awards of Parent RSUs have been granted and all shares of Parent Restricted Stock have been issued in accordance with applicable Law, the terms of the applicable Parent Stock Incentive

Plans, regulatory rules or requirements (including the applicable rules of the Nasdaq Global Select Market) and all requirements set forth in applicable award agreements. Each Parent Option, award of Parent RSUs and award of Parent Restricted Stock has been properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Parent and disclosed in Parent’s filings with the SEC in accordance with the Exchange Act and all other applicable Laws. The exercise price of each Parent Option has never been less than the fair market value of the underlying shares of Parent Common Stock on the date of grant, as determined in accordance with Section  409A of the Code. No Parent Option has been retroactively granted nor the exercise price thereof determined retroactively.

Section 3.4    No Conflicts; No Consents Required.

(a)    Subject to (i) obtaining the Required Parent Stockholder Vote; (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, as applicable; (iii) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 Registration Statement, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement and the Contemplated Transactions; (iv) such filings with and approvals of Nasdaq as are required to permit the consummation of the Mergers and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration; (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration; and (vi) the satisfaction of any requirements under the HSR Act or other applicable antitrust Laws in connection with the Contemplated Transactions, the execution, delivery and performance by Parent and the Merger Subs of this Agreement, the issuance of shares of Parent Common Stock to be issued as Merger Consideration and the consummation by Parent and the Merger Subs of the transactions contemplated by this Agreement do not and will not: (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any property, right or asset of the Parent Companies pursuant to, any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any of the Parent Companies is a party or by which any of the Parent Companies is bound or to which any property, right or asset of any of the Parent Companies is subject; (ii) result in any violation of the provisions of the certificate of incorporation or bylaws or similar organizational documents of any of the Parent Companies; or (iii) result in the violation of any Law or Order of any Governmental Body having jurisdiction over any of the Parent Companies, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default or Encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    Except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, as applicable; (ii) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of, the Form S-4 Registration Statement, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Contemplated Transactions; (iii) such filings with and approvals of Nasdaq as are required to permit the consummation of the Mergers and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration; (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration; and (v) the satisfaction of any requirements under the HSR Act or other applicable antitrust Laws in connection with the Contemplated Transactions, none of the Parent Companies is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this

Agreement, or (y) the consummation of the Mergers, which, if not given or obtained, would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 3.5    Inapplicability of Takeover Laws. Assuming the accuracy of the representation set forth in Section 2.27, (a) the Parent Board has taken and will take all actions necessary to ensure the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Voting Agreements and the Parent Lock-Up Agreements, and to the consummation of the Contemplated Transactions, and (b) no other state takeover statute or similar Law applies, or purports to apply, to the Mergers or this Agreement, the Parent Voting Agreements, the Parent Lock-Up Agreements or any of the Contemplated Transactions.

Section 3.6    Board Approval; Vote Required.

(a)    The Parent Board has (i) approved this Agreement and the Contemplated Transactions, and (ii) resolved to recommend the approval of the issuance of the Parent Common Stock pursuant to this Agreement by Parent’s stockholders.

(b)    The board of directors of Merger Sub I, by resolutions duly adopted, has (i) determined that the Contemplated Transactions, including the First Merger, are advisable and in the best interests of Merger Sub I and its sole stockholder, and (ii) approved and declared advisable this Agreement and the Contemplated Transactions.

(c)    The managing member of Merger Sub II, by resolutions duly adopted, has (i) determined that the Contemplated Transactions, including the Second Merger, are advisable and in the best interests of Merger Sub II and the sole member, and (ii) approved and declared advisable this Agreement and the Contemplated Transactions.

(d)    The only vote of Parent’s stockholders required to consummate the transactions contemplated hereby is the affirmative vote of the holders of a majority of the shares of Parent Common Stock present in person or by proxy and voted at the Parent Stockholders’ Meeting in favor of the approval of the issuance of the Parent Common Stock pursuant to this Agreement for the purpose of approving such issuance under Nasdaq Listing Rule 5635 (the “Required Parent Stockholder Vote”). The affirmative vote of the holders of a majority of the voting power of the shares of common stock of Merger Sub I in favor of the adoption of this Agreement (the “Required Merger Sub I Stockholder Vote”) is the only vote of the holders of any class or series of Merger Sub I’s capital stock necessary to adopt this Agreement or consummate the transactions contemplated hereby.

Section 3.7    Valid Issuance. The Parent Common Stock to be issued in the First Merger (including the Parent Common Stock to be issued pursuant to Section 1.11(b) and Section 1.11(c)) has been duly authorized and will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable and will not be subject to any preemptive rights or other liens (whether by virtue of the DGCL or otherwise) or any restriction on resale under the Securities Act, other than restrictions imposed by Rule 144 under the Securities Act.

Section 3.8    SEC Filings; Financial Statements.

(a)    Parent has made available (or made available on the SEC website) to the Company accurate and complete copies of all registration statements, proxy statements, Parent Certifications and other statements, reports, schedules, forms and other documents filed by Parent with the SEC, including all amendments thereto, since January 1, 2021 (collectively, the “Parent SEC Documents”). All statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers and directors with the SEC since January 1, 2021, have been so filed on a timely basis. None of Parent’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to the Parent SEC Documents required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) Section 906 of the Sarbanes-Oxley Act; or (C) any other rule or regulation promulgated by the SEC or applicable to the Parent SEC Documents (collectively, the “Parent Certifications”) is accurate and complete, and complies as to form in all material respects with all applicable Law. As used in the introduction to this Article 3 and in this Section 3.8, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, submitted, supplied or otherwise made available to the SEC or any member of its staff.

(b)    The financial statements (including the related notes thereto) contained or incorporated by reference in any Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) present fairly in all material respects the financial position of Parent and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; and (iii) were prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby, except as permitted by the SEC on Form 10-Q under the Exchange Act and except in the case of unaudited interim financial statements, which are subject to normal year-end adjustments and do not contain certain footnotes as permitted by the applicable rules of the SEC. As of the date of this Agreement, other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.

(c)    As of the date of this Agreement, Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

Section 3.9    Disclosure Controls; Accounting Controls.

(a)    The Parent Companies maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that complies with the requirements of the Exchange Act and that has been designed to ensure that information required to be disclosed by Parent in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. The Parent Companies have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(b)    The Parent Companies maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that are designed to comply with the applicable requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Parent Companies maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for material assets, individually or in the aggregate, is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Based on Parent’s most recent evaluation of its internal controls over financial reporting pursuant to Rule 13a-15(c) of the Exchange Act, there are no significant deficiencies or material weaknesses in Parent’s internal controls. Parent’s auditors and the Audit Committee of the Parent Board have been advised of: (x) all significant deficiencies and material weaknesses, if any, in the design or operation of internal controls over financial reporting which have adversely affected or are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

Section 3.10    Absence of Changes. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, between the date of Parent’s latest consolidated unaudited balance sheet included in the Parent SEC Documents (the “Parent Balance Sheet”) and the date of this Agreement, Parent has conducted its business in the ordinary course of business in all material respects (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.3(b)(i), Section 4.3(b)(ii), Section 4.3(b)(iii), Section 4.3(b)(iv), Section 4.3(b)(v), Section 4.3(b)(vi) or, with respect to any of the foregoing sections, Section 4.3(b)(ix) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

Section 3.11    Disclosure. None of the information to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it, or any amendment or supplement thereto, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus included therein will, at the time the Form S-4 Registration Statement is filed, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent, at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting (or any adjournment or postponement thereof) and at the Effective Time, comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus.

Section 3.12    Absence of Undisclosed Liabilities. As of the date of this Agreement, none of the Parent Companies has any liability, debt or obligation, individually or in the aggregate, of a type required to be recorded or reflected on Parent’s balance sheet or disclosed in the footnotes thereto under GAAP except for liabilities, debts or obligations: (a) disclosed, reflected or reserved against in the Parent Balance Sheet or disclosed in the notes thereto included in the Parent SEC Documents; (b) incurred in the ordinary course of business subsequent to the date of the Parent Balance Sheet; (c) for performance of obligations of any Parent Company under Contracts which have not resulted from a breach of such Contracts, breach of warranty, tort, infringement or violation of Law; (d) incurred in connection with the Contemplated Transactions; or (e) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.13    Legal Proceedings; Orders. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened, against any of the Parent Companies or any current or former director, officer, employee, independent contractor or consultant of the Parent Companies (in their capacity as such), or to which any property of the Parent Companies is subject that, if determined adversely to any of the Parent Companies, would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened, that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. There is no Order to which any Parent Company, or any of the material assets or properties owned or used by the Parent Company, is subject.

Section 3.14    Title to Assets. The Parent Companies have good and marketable title in fee simple (in the case of real property) to, or have valid rights to lease or otherwise use, all items of real and tangible personal property that are material to the business of the Parent Companies, in each case free and clear of all Encumbrances, except those Encumbrances that (a) are Permitted Encumbrances, or (b) do not materially interfere with the use made and proposed to be made of such property by the Parent Companies.

Section 3.15    Intellectual Property.

(a)    Section 3.15(a) of the Parent Disclosure Schedule contains a true, complete and accurate list of all Parent Registered IP, indicating for each item, as applicable, the record owner (and name of any other Person with an ownership interest in such item of Parent Registered IP and the nature of such interest), the registration or application number, status, the applicable filing jurisdiction and the date of filing or issuance (in each case, as of December 31, 2022). The Parent Registered IP is subsisting and, excluding any Parent Registered IP which is the subject of a pending application for registration or issuance, is, to the Knowledge of the Parent, valid and enforceable (assuming registration where required for enforcement). To the Knowledge of Parent, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than ordinary course prosecution or examination proceedings at the applicable patent or trademark office) is pending or threatened, in which the scope, validity, enforceability, inventorship or ownership of any Parent Intellectual Property is being or has been contested or challenged.

(b)    To the Knowledge of Parent, the Parent Intellectual Property constitutes all Intellectual Property necessary for the Parent Companies to conduct their respective businesses as currently conducted.

(c)    Except as set forth on Section 3.15(c) of the Parent Disclosure Schedule, except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect, Parent solely owns all right, title and interest to and in the Parent Registered IP included within the Parent Solely Owned Intellectual Property and jointly owns with one or more co-owners undivided interest in all right, title and interest to and in the Parent Registered IP included within the Parent Jointly Owned Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances).

(d)    Except as set forth on Section 3.15(d) of the Parent Disclosure Schedule, no funding, facilities or personnel of any Governmental Body or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Parent Intellectual Property, and no Governmental Body or educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Parent Intellectual Property.

(e)    To the Knowledge of Parent, the operation of the business of the Parent Companies, and the manufacture, marketing, sale, offering for sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Parent Companies does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any third-party Intellectual Property and, to the Knowledge of Parent, no third party is infringing, misappropriating or otherwise violating, and no third party has infringed, misappropriated or otherwise violated any Parent Intellectual Property.

(f)    To the Knowledge of Parent there is and has been no Legal Proceeding (excluding investigations unbeknownst to Parent) pending or threatened (including “cease and desist” letters or invitations to take a license) in writing against the Parent Companies (i) challenging the ownership, validity, registrability, patentability, scope or enforceability of any Parent Intellectual Property (excluding office actions and similar ex parte proceedings in connection with the prosecution of applications for the registration or issuance of any Parent Registered IP), or (ii) asserting that any Parent Company has infringed, misappropriated or otherwise violated any third-party Intellectual Property.

(g)    Each Parent Company has taken commercially reasonable measures to protect and maintain (i) the confidentiality of all material proprietary information that such Parent Company holds as a trade secret, and (ii) its ownership of, or rights in, all Parent Intellectual Property. Without limiting the foregoing, to the Knowledge of Parent, none of the Parent Companies has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information available to any other Person, except pursuant to written agreements requiring such Person to maintain the confidentiality of such confidential information, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.16    Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, during the period commencing on the date of Parent’s last proxy statement filed with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.17    Compliance with Laws. The Parent Companies (a) are, and have been during the past three years, in compliance with all applicable Laws and Orders of any Governmental Body having jurisdiction over the Parent Companies, and (b) have not received written notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any applicable Law or Order, except, in each case of clause (a) and (b), for any such matter that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.18    Taxes.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the Parent Companies have filed all Tax Returns required to be filed by them, all such Tax Returns are true, correct and complete in all material respects and all Taxes of the Parent Companies have been timely paid (whether or not shown on any Tax Return).

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no current or pending Legal Proceeding concerning any Tax liability of any of the Parent Companies involving any Governmental Body, and none of the Parent Companies has received written notice of any threatened Legal Proceedings relating to any Taxes.

Section 3.19    Environmental Matters. (a) The Parent Companies (i) are, and have been during the past three years, in compliance with all applicable Environmental Laws; (ii) hold and are in compliance with all Governmental Authorizations required of them under any Environmental Laws to conduct their respective businesses; and (iii) have not received written notice of any actual or potential liability under, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of Hazardous Materials; (b) to the Knowledge of Parent, there are no costs or liabilities associated with Environmental Laws of or relating to the Parent Companies; and (c) to the Knowledge of Parent, no current or (during the time the prior property was leased or operated by the Parent Companies) prior property leased or operated by any of the Parent Companies has had a release of or an exposure to Hazardous Materials; except, in the case of each of clauses (a), (b) and (c), for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. There is no Legal Proceeding that is pending, or to the Knowledge of Parent, threatened, against any of the Parent Companies under any Environmental Laws in which a Governmental Body is also a party.

Section 3.20    Insurance. The Parent Companies have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in such amounts and insures against such losses and risks as Parent reasonably believes are adequate to protect the Parent Companies and their respective businesses. None of the Parent Companies has (a) received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance coverage, (b) received written notice from any insurer or agent of such insurer that the Parent Companies will not be able to renew its existing insurance coverage as and when such coverage expires, or (c) received written notice or other written communication regarding the refusal or denial of any coverage, reservation of rights or rejection of any claim, except, in the case of clause (c), for any such refusal or denial of coverage, reservation of rights or rejection of claim which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.21    Employee Benefits and Labor Matters.

(a)    No Parent Employee Plan is, and neither Parent nor any of its ERISA Affiliates (nor any predecessor thereof) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, or has any liability or obligation, whether fixed or contingent, with respect to, any (i) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any multiemployer plan, as defined in Section 3(37) of ERISA, (iii) plan maintained by more than one employer, as defined in Section 413(c) of the Code, or (iv) multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA. No liability under Title IV of ERISA has been or could reasonably be expected to be incurred by Parent.

(b)    Parent and each of its Subsidiaries has performed in all material respects all obligations required to be performed by Parent or such Subsidiary under, is not in default or violation of, and Parent has no Knowledge of any default or violation by any other party to, any Parent Employee Plan. Each Parent Employee Plan has been established, funded, operated and maintained in accordance in all material respects with its terms and in compliance in all material respects with applicable Law, including ERISA and the Code. Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable), and, to the Knowledge of Parent, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Parent Employee Plan. No events have occurred with respect to any Parent Employee Plan that could reasonably be expected to result in payment or assessment by or against Parent or any of its Subsidiaries of any excise Taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. With respect to each Parent Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of a Parent Employee Plan has occurred, (ii) no nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred, and (iii) neither Parent nor any of its Subsidiaries has made any filing under the Employee Plans Compliance Resolution System, the U.S. Department of Labor Delinquent Filer Program or any other voluntary correction program.

(c)    Each Parent Employee Plan has been established and maintained, in form and operation, in all respects in material compliance with Section 409A of the Code. Any amounts paid or payable pursuant to each Parent Employee Plan subject to Section 409A of the Code is not includible in the gross income of a service provider (within the meaning of Section 409A of the Code) until received by the service provider and is not subject to interest or the additional Tax imposed by Section 409A of the Code.

(d)    Each of Parent and its Subsidiaries is in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state Law, (ii) the applicable requirements of HIPAA, and (iii) the Patient Protection and Affordable Care Act of 2010, as amended, including Sections 4980H, 6055 and 6056 of the Code and any similar state Laws. Neither Parent nor any of its Subsidiaries is or could be subject to an assessable payment under Section 4980H of the Code. No Parent Employee Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

(e)    All contributions and payments accrued under each Parent Employee Plan (including any Parent Employee Plan intended to be qualified under Section 401(a) of the Code) have been timely discharged and paid in full in all material respects on or prior to the date of this Agreement, or to the extent not yet due, properly reflected as a liability on the Parent Employee Plan in accordance with the terms of the Parent Employee Plan and all Applicable Laws and applicable accounting standards. There is no Legal Proceeding pending against or involving or, to the Knowledge of Parent, threatened in writing against or involving, any Parent Employee Plan (other than routine claims for benefits). Neither Parent nor any of its Subsidiaries (with respect to any Parent Employee Plan), and no Parent Employee Plan or any fiduciary or administrator thereof, is the subject of an audit or investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Body, nor is any such audit or investigation pending or, to the Knowledge of Parent, threatened.

(f)    No Parent Employee Plan which is maintained primarily for the benefit of a Parent Service Provider who regularly performed or performs services outside the United States (a “Parent Foreign Plan”) has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the Parent Balance Sheet. Each Parent Foreign Plan required or intended to be registered, qualified or approved under applicable Laws has in fact been registered, qualified or approved, as the case may be, under applicable Laws and has been maintained in good standing with applicable regulatory authorities in all material respects.

(g)    No Legal Proceeding with employees of Parent or any of its Subsidiaries exists, is threatened in writing, or, to the Knowledge of Parent, is contemplated or threatened orally, and to the Knowledge of Parent, Parent is not aware of any existing or imminent Legal Proceeding with the employees of any of its or its Subsidiaries’ principal suppliers, contractors or customers, except as would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement.

(h)    There has not been during the past three years, nor are there currently, (i) any pending, threatened in writing, or, to the Knowledge of Parent, threatened orally Legal Proceedings or any formal internal investigations conducted by any Parent Company or any of their respective governing bodies or any committee thereof (or any Person at the request of any of the foregoing) concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, whistleblowing or other misfeasance or malfeasance issues with respect to any Parent Service Provider, or (ii) there been any settlements or similar out-of-court or pre-litigation arrangement relating to any such matters.

Section 3.22    Cybersecurity; Data Protection. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (a) the information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications and databases owned or used by any Parent Company (collectively, “Parent IT Systems”), to the Knowledge of Parent, are adequate for, and operate and perform as required in connection with the operation of the business of the Parent Companies as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (b) the Parent Companies have implemented and maintained commercially reasonable controls, policies, procedures and safeguards designed to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all Parent IT Systems and data (including all personal, personally identifiable, sensitive or confidential data (“Parent Personal Data”)) collected, used, stored or processed in connection with their businesses, and, to the Knowledge of Parent, during the past three years there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person or entity, nor any incidents under internal review or investigations relating to the same; and (c) the Parent Companies are presently in compliance with all applicable Laws and Orders, as well as applicable internal policies and contractual obligations of the Parent Companies, relating to the privacy and security of Parent IT Systems and Parent Personal Data, and to the protection of such Parent IT Systems and Parent Personal Data from unauthorized use, access, misappropriation or modification.

Section 3.23    No Unlawful Payments. In the past five years, none of the Parent Companies, nor any director, officer or employee of any of the Parent Companies nor, to the Knowledge of Parent, any agent, affiliate or other Person acting on behalf of the Parent Companies, in each case in their capacity as such, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom or any other applicable anti-bribery or anti-corruption Law; or (d) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any unlawful rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Parent Companies have instituted, maintain and enforce, and will continue to maintain and enforce, policies and procedures reasonably designed to promote and achieve compliance with all applicable anti-bribery and anti-corruption Laws.

Section 3.24    Healthcare Regulatory Matters.

(a)    Each Parent Company and, to the Knowledge of Parent, their respective directors, officers, employees and agents are, and at all times within the last three years have been, in compliance with all applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Parent Companies, taken as a whole. In the past three years, no Parent Company has received any written notification, correspondence or any other communication from the FDA or any other Governmental Body asserting non-compliance by, or liability of, any Parent Company under any applicable Healthcare Laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to be material to the Parent Companies, taken as a whole. No Parent Company is a party to nor has any ongoing reporting obligations pursuant to or under any Order by a Governmental Body or corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Body.

(b)    All clinical or preclinical studies, tests or trials that have been or are being conducted by or on behalf of, or sponsored by, any Parent Company, or in which any Parent Company’s products or product candidates have participated, and which have been or will be submitted to the FDA or other Governmental Body in connection with applications for Governmental Authorizations, were and, if still pending, are being conducted in compliance in all material respects with all applicable Healthcare Laws. No investigational new drug application filed with or submitted to the FDA or comparable application submitted to any other Governmental Body by or on behalf of any Parent Company has been terminated or suspended, and neither the FDA nor any applicable Governmental Body or institutional review board has commenced, or to the Knowledge of Parent, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any Parent Company.

(c)    No Parent Company, nor, to the Knowledge of Parent, any director, officer, employee or agent of any of the Parent Companies, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or (iii) committed an act, made a statement, or failed to make a statement, in each such case, related to the business of any of the Parent Companies that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Governmental Body to invoke any similar policy. None of the Parent Companies, nor, to the Knowledge of Parent, any director, officer, employee or agent of any of the Parent

Companies, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) or any similar applicable Law or authorized by 21 U.S.C. Section 335a(b) or any similar applicable Law. No Legal Proceeding that would reasonably be expected to result in such a debarment is pending or, to the Knowledge of Parent, threatened against any of the Parent Companies or to the Knowledge of Parent, any director, officer, employee or agent of any of the Parent Companies. None of the Parent Companies nor, to the Knowledge of Parent, any director, officer, employee or agent of any of the Parent Companies, has been debarred, suspended or excluded from participation in any federal health care program or convicted of any crime or, to the Knowledge of Parent, engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program, except as would not reasonably be expected to be material to the Parent Companies, taken as a whole. No Legal Proceeding that would reasonably be expected to result in such an exclusion is pending or, to the Knowledge of Parent, threatened against any of the Parent Companies or to the Knowledge of Parent, any director, officer, employee or agent of any of the Parent Companies.

Section 3.25    Governmental Authorizations. Each Parent Company has obtained and maintained all Governmental Authorizations required for the conduct of such Parent Company’s business as currently conducted, including any Governmental Authorizations required pursuant to any applicable Healthcare Laws, and all of such Governmental Authorizations are in full force and effect, except where failures to possess or maintain the same, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each Parent Company has fulfilled and performed all of its material obligations with respect to such Governmental Authorizations, and, to the Knowledge of Parent, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other impairment of the rights of the holders of such Governmental Authorizations, except where such revocations, terminations or impairments would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.26    Merger Subs. Each of the Merger Subs was formed solely for the purpose of engaging in the applicable Merger and neither of the Merger Subs has engaged in any business activities or conducted any operations other than in connection with the Contemplated Transactions. The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.0001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent, free and clear of any Encumbrances (other than restrictions under applicable securities Laws). The limited liability company interests of Merger Sub II consist of one class of common interests, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of any Encumbrances (other than restrictions under applicable securities Laws). Merger Sub II is disregarded as separate from Parent for U.S. federal income Tax purposes.

Section 3.27    Ownership of Company Common Stock. Neither Parent nor any of its Affiliates or associates is, nor at any time during the last three years has Parent or any of its Affiliates or associates been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 3.28    Brokers. Except for Guggenheim Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any Parent Company.

Section 3.29    CFIUS. Neither Parent nor any of the Parent Companies is a “foreign person” as defined in 31 C.F.R. § 800.224. Parent does not have in place arrangements that would permit, as a result of the Contemplated Transactions, any “foreign person” affiliated with Parent to obtain through Parent any of the following: (a) access to any “material nonpublic technical information” (as defined in 31 C.F.R. § 800.232) in the possession of the Acquired Companies; (b) membership or observer rights on the Board or equivalent governing body of any of the Acquired Companies or the right to nominate an individual to a position on any such Board or equivalent governing body; (c) any involvement, other than through the voting of shares, in “substantive decisionmaking” (as defined in 31 C.F.R. § 800.245) of the Acquired Companies regarding (i) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in 31 C.F.R. § 800.241) of U.S. citizens maintained or collected by the Acquired Companies, (ii) the use, development, acquisition, or release of “critical technologies” (as defined in 31 C.F.R. § 800.215), or (iii) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in 31 C.F.R. § 800.212); or (d) “control” of any Acquired Company (as defined in 31 C.F.R. § 800.208).

ARTICLE 4

CERTAIN PRE-CLOSING COVENANTS OF THE PARTIES

Section 4.1    Access and Investigation.

(a)    During the period commencing on the date of this Agreement and ending as of the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), subject to applicable Law, upon reasonable notice, the Parties shall, and shall cause each of their Subsidiaries to: (a) provide the Representatives of the other with reasonable access during normal business hours to its Representatives and assets and to all existing books, records, Tax Returns, work papers, Contracts and other documents and information relating to such party or any of its Subsidiaries, in each case as reasonably requested by the other Party; and (b) provide the Representatives of the other Party with such copies of the existing books, records, Tax Returns, work papers, Contracts and other documents and information relating to such Party and its Subsidiaries, as reasonably requested by the other Party. During the Pre-Closing Period, the Company shall, and shall cause its Representatives to, cause its chief financial officer and other officers responsible for the Company’s financial statements and internal controls to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers responsible for Parent’s financial statements and internal controls to discuss such matters as Parent may reasonably deem necessary or appropriate in order to enable Parent to comply following the Closing with the Sarbanes-Oxley Act and the rules and regulations relating thereto.

(b)    Nothing herein shall require either Party to disclose any information pursuant to this Section 4.1 to the extent that (i) in the reasonable good faith judgment of such Party, disclosure would contravene any applicable Law, (ii) in the reasonable good faith judgment of the Party, the information is subject to confidentiality obligations to a third party pursuant to a binding agreement entered into prior to the date of this Agreement or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, that with respect to clauses (i) through (iii), such Party shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other Party and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. All information exchanged pursuant to this Section 4.1 shall be subject to the Confidentiality Agreement.

Section 4.2    Operation of the Business of the Company.

(a)    During the Pre-Closing Period, except (w) as set forth in Section 4.2(a) of the Company Disclosure Schedule, (x) as otherwise expressly contemplated by this Agreement (for the avoidance of doubt, excluding Section 5.8(a)), (y) as required by applicable Law or (z) as Parent shall otherwise consent in writing: (i) the Company shall use reasonable best efforts to ensure that each Acquired Company conducts its business and operations in accordance with the Company Budget; and (ii) the Company shall use commercially reasonable efforts to ensure that the Acquired Companies terminate and conduct an orderly wind-down of the Acquired Companies’ programs set forth in Section 4.2(a)(ii) of the Company Disclosure Schedule; provided, that the Acquired Companies shall not be required to take any action or inaction that would constitute a breach of the Company’s obligations under this Agreement (including Section 4.2(a)(i) or Section 4.2(b)), so long as, in each such instance, the Company has provided written notice to Parent of such conflict and a reasonable opportunity for Parent to consult with the Company and, if practicable, resolve such conflict.

(b)    In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except (w) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (x) as otherwise expressly contemplated by this Agreement, (y) as required by applicable Law or (z) as Parent shall otherwise consent in writing (with respect to clauses (vii), (viii), (ix), (x), (xv) and (xvii), such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and the Company shall ensure each of its Subsidiaries does not and shall not permit any of its Subsidiaries to:

(i)    (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities of the Acquired Companies (other than dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company), or (B) repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of the Acquired Companies, other than (x) repurchases from terminated employees, directors or consultants of the Acquired Companies, or (y) in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under a Company Stock Incentive Plan in accordance with the terms of such award in effect on the date of this Agreement;

(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize or agree to the sale, issuance, grant, pledge or other disposition or encumbrance of: (A) any capital stock or other security (other than the issuance of Company Common Stock upon the valid exercise of Company Options or Company Warrants or the vesting of Company RSUs, in each case, to the extent outstanding as of the date of this Agreement); (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii)    other than as required pursuant to the terms of a Company Employee Plan as in effect on the date of this Agreement or, solely with respect to the Company Earn-Out, as expressly permitted by Section 5.17(a), amend or waive any of its rights under, or accelerate the vesting of Company Equity Awards granted under, any provision of any of the Company Stock Incentive Plans, any Company Warrants, any provision of any Contract evidencing any outstanding Company Equity Award or Company Warrant, the Company DeSPAC Merger Agreement or any Contract ancillary thereto in respect of the Company Earn-Out, or otherwise modify any of the terms of any Company Equity Award, any Company Warrant, the Company Earn-Out or any other option, call, warrant or right to acquire any capital stock or other security, any instrument convertible or exchangeable for any capital stock or other security, or any related Contract;

(iv)    amend or permit the adoption of any amendment to the certificate of incorporation or bylaws or other charter or organizational documents of any Acquired Company;

(v)    form any Subsidiary, acquire any equity interest or other interest in any other Person (other than marketable securities purchased in the ordinary course in accordance with the Investment Policy Guidelines set forth on Section 2.1(d) of the Company Disclosure Schedule), or enter into a joint venture or similar arrangement with any other Person;

(vi)    effect or be a party to any acquisition, merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction (other than the Contemplated Transactions);

(vii)    except for any action (x) taken in accordance with the Company Budget (including the 10% “cushion” described therein) or (y) expressly required by and taken in accordance with the terms of this

Agreement, (A) make any expenditures (including capital expenditures), (B) permit, agree to or consent to the incurrence of any liability that would be material to the Acquired Companies, taken as a whole, or (C) discharge or satisfy any monetary liabilities;

(viii)    (A) enter into or become bound by any Contract that would have been a Company Material Contract if entered into on or prior to the date of this Agreement, other than as expressly permitted by Section 5.17(a), or (B) amend, voluntarily terminate or waive any material right or remedy under any Company Material Contract, other than (1) a termination upon the expiration of any such Company Material Contract in accordance with its terms or (2) a termination of any such Company Material Contract pursuant to which the Acquired Companies (x) incur monetary liabilities in accordance with the Company Budget and (y) incur no material non-monetary obligations;

(ix)    except as provided for in the Company Budget, acquire, lease or license any right or asset (or group of related rights or assets) from any other Person;

(x)    (A) except as provided for in the Company Budget, sell, transfer, lease, convey or dispose of any assets, properties or business (or group of related assets, properties or businesses) of the Acquired Companies (including Company Intellectual Property and Company Software); and (B) except (x) as provided for in the Company Budget or (y) otherwise consistent with the winding down of the Acquired Companies’ programs described in Section 4.2(a)(ii) of the Company Disclosure Schedule, abandon, cancel, fail to maintain, let lapse or surrender any assets, properties or business (or group of related assets, properties or businesses) of the Acquired Companies (including Company Intellectual Property and Company Software);

(xi)    except as provided for in the Company Budget, make any pledge of any of its rights or assets (or group of related rights or assets), or permit any of its rights or assets (or group of related rights or assets) to become subject to any Encumbrances (other than Permitted Encumbrances);

(xii)    (A) lend money to any Person (other the advancement of expenses to employees and directors for routine travel and business expense made in the ordinary course of business consistent with past practice), or (B) incur or guarantee any indebtedness for borrowed money, including any such indebtedness of others;

(xiii)    other than as required pursuant to the terms of a Company Employee Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Company Employee Plan or any plan, program, policy, agreement or arrangement that would be a Company Employee Plan if it was in effect on the date of this Agreement, (B) cause or permit any Company Employee Plan to be amended or modified in a manner that would, individually or in the aggregate, materially increase costs, obligations or liabilities for the Company or Parent, or accelerate the vesting of any compensation for the benefit of any current or former director, officer, employee or consultant, (C) increase the amount of the wages, salary, commissions, bonus compensation or other compensation or benefit payable to any of its current or former directors, officers, employees or consultants, (D) pay any bonus or make any profit-sharing or similar payment to, or enter into or amend any employment severance, retention or change-of-control or termination agreement with any current or former director, officer, employee or consultant (or make any related or similar payments), or (E) hire, terminate (other than for cause or as otherwise contemplated by the Company Budget) or change the employment status or title of, or promote, any officer or employee (other than any hire, change of employment title or promotion of an employee to fill a vacancy resulting from the resignation, without good reason, of an officer or key employee of the Acquired Companies);

(xiv)    recognize any labor union or labor organization;

(xv)    materially change any of its methods of accounting or accounting practices in any respect, except insofar as may be required by GAAP or regulatory guidelines;

(xvi)    make, change or revoke any income or other material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes, or adopt or change any material accounting method in respect of Taxes;

(xvii)    subject to Section 5.15 with respect to securityholder litigation, commence, initiate, settle or compromise any Legal Proceeding or other material claim against the Acquired Companies; or

(xviii)    agree, resolve or commit to do any of the foregoing.

(c)    During the Pre-Closing Period, the Company shall promptly notify Parent in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6.1 or Section 6.2 impossible or unlikely, or that has had or would reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company shall notify Parent in writing of: (i) any claim asserted or Legal Proceeding commenced, or, to the Knowledge of the Company, threatened, against, relating to, involving or otherwise affecting any of the Contemplated Transactions; (ii) any Knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or any of the other Contemplated Transactions; and (iii) any other material Legal Proceeding or material claim threatened, commenced or asserted against or with respect to the Acquired Companies. No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

Section 4.3    Operation of the Business of Parent.

(a)    During the Pre-Closing Period, except (w) as set forth in Section 4.3(a) of the Parent Disclosure Schedule, (x) as otherwise expressly contemplated by this Agreement, (y) as required by applicable Law or (z) as the Company shall otherwise consent in writing, Parent shall ensure each Parent Company uses commercially reasonable efforts to conduct its business and operations in the ordinary course of business in all material respects.

(b)    In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except (w) as set forth in Section 4.3(b) of the Parent Disclosure Schedule, (x) as otherwise expressly contemplated by this Agreement, (y) as required by applicable Law or (z) as the Company shall otherwise consent in writing (with respect to clause (v), such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and Parent shall ensure each of its Subsidiaries does not and shall not permit any of its Subsidiaries to:

(i)    (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities of Parent, or (B) repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Parent, other than repurchases from terminated employees, directors or consultants of the Parent Companies or in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under a Parent Stock Incentive Plan in accordance with the terms of such award in effect on the date of this Agreement;

(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber, or authorize or agree to the sale, issuance, grant, pledge or other disposition or encumbrance of: (A) any capital stock or other security of Parent (other than (1) the issuance of Parent Common Stock upon the valid exercise of Parent Options or the vesting of Parent RSUs, in each case, to the extent outstanding as of the date of this Agreement or granted after the date of this Agreement in accordance with this Section 4.3(b)(ii), (2) the issuance of Parent Common Stock under the Parent ESPP, and (3) the sale and issuance of shares of Parent Common Stock under Parent’s at-the-market equity offering program conducted under the sales agreement between Parent and Cowen and Company, LLC from time to time of up to $50,000,000, in the aggregate; provided, that no such sale or issuance shall occur during the period that the Parent Reference Price is being determined);

(B) any option, call, warrant or right to acquire any capital stock or other security of Parent; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent, in each case of clauses (B) and (C), except for the grant of equity awards in the ordinary course of business consistent with past practice under the Parent Stock Incentive Plan and the grant of purchase rights under the Parent ESPP in the ordinary course of business consistent with past practice;

(iii)    amend or permit the adoption of any amendment to the certificate of incorporation or bylaws of Parent;

(iv)    effect or be a party to any acquisition, merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction (other than the Contemplated Transactions);

(v)    (A) lend money to any Person (other the advancement of expenses to employees and directors for routine travel and business expense made in the ordinary course of business consistent with past practice), or (B) incur or guarantee any indebtedness for borrowed money, including any such indebtedness of others;

(vi)    effect any acquisition, disposition, merger, consolidation, share exchange, business combination or other similar transaction that would reasonably be expected to prevent or materially impair or materially delay effectiveness of the Form S-4 Registration Statement under the Securities Act;

(vii)    materially change any of its methods of accounting or accounting practices in any respect, except insofar as may be required by GAAP or regulatory guidelines;

(viii)    sell, transfer, lease, abandon, cancel, fail to maintain, let lapse or convey, surrender or dispose of any assets, properties or business (or group of related assets, properties or businesses) of the Parent Companies that are material to the Parent Companies, taken as a whole (including any material Parent Intellectual Property); or

(ix)    agree, resolve or commit to do any of the foregoing.

(c)    During the Pre-Closing Period, Parent shall promptly notify the Company in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 6.1 or Section 6.3 impossible or unlikely, or that has had or would reasonably be expected to have or result in a Parent Material Adverse Effect. Without limiting the generality of the foregoing, Parent shall notify the Company in writing of: (i) any claim asserted or Legal Proceeding commenced, or, to the Knowledge of Parent, threatened, against, relating to, involving or otherwise affecting any of the Contemplated Transactions; or (ii) any Knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or any of the other Contemplated Transactions. No notification given to the Company pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or the Merger Subs contained in this Agreement.

Section 4.4    Calculation of Outstanding Company Shares. Promptly following the determination of the Parent Reference Price (and in any event on the sixth Business Day prior to the Scheduled Company Stockholders’ Meeting Date), the Company shall deliver to Parent a schedule (the “Outstanding Company Share Schedule”) setting forth, in reasonable detail, the Company’s good faith best estimate of (a) the Outstanding Company Shares (setting forth in reasonable detail each component thereof) and (b) (i) the outstanding Company Options, and the number of shares of Company Common Stock subject to and the per share exercise price of such Company Options, (ii) the number of shares of Company Common Stock constituting Company Restricted Stock, (iii) the outstanding Company RSUs, and the number of shares of Company Common Stock subject to such Company RSUs, (iv) the number of outstanding Company Warrants, and the number of shares of Company Common Stock subject to any such Company Warrants, and (v) the number of shares of Company Common Stock subject to the Company Earn-Out, if any (including the number of shares of Company Common Stock constituting Waived Earn-Out Shares) (the “Outstanding Company Share Calculation”), in each case of clauses (a) and (b), as of immediately prior to the Effective Time on the Anticipated Closing Date, including reasonable supporting detail to evidence the calculations of the amounts contained therein. An executive officer of the Company shall certify, on behalf of the Company, that the Outstanding Company Share Calculation was prepared in good faith based upon the Company’s books and records and a reasonable best estimate of any changes to the Outstanding Company Shares and the additional share numbers contemplated by clause (b), in each case, prior to Closing. Parent shall have the opportunity to review and comment on the Outstanding Company Share Schedule, and the Company shall in good faith consider any reasonable comments made by Parent. The Company shall make available to Parent and its Representatives any supporting materials or information used in preparing the Outstanding Company Share Schedule, as reasonably requested by Parent. For purposes of this Agreement, the “Anticipated Closing Date” shall be the anticipated date for the Closing, as mutually agreed upon by Parent and the Company prior to the date on which the Outstanding Company Share Schedule is to be delivered.

ARTICLE 5

ADDITIONAL COVENANTS OF THE PARTIES

Section 5.1    Registration Statement; Joint Proxy Statement/Prospectus.

(a)    Parent and the Company shall jointly prepare, and Parent shall cause to be filed with the SEC, the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, as promptly as practicable after the date of this Agreement (it being agreed that each Party will use its reasonable best efforts to file the Form S-4 Registration Statement within 45 days following the date of this Agreement). Each of Parent and the Company shall cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC. Parent shall use commercially reasonable efforts to have the Form S-4 Registration Statement become effective under the Securities Act as promptly as practicable after it is filed with the SEC, and keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Mergers. As promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, (i) the Company shall cause the Joint Proxy Statement/Prospectus to be filed with the SEC and mailed to the Company’s stockholders, and (ii) Parent shall cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders. Each of Parent and the Company shall promptly furnish the other Party all information concerning such Party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If, prior to the receipt of the Required Company Stockholder Vote or the Required Parent Stockholder Vote, either Parent or the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such Party: (A) shall promptly inform the other Party thereof; (B) shall provide the other Party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC; (C) shall provide the other Party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) shall cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of the Company and/or Parent, as applicable.

(b)    No filing of, or amendment or supplement to, the Form S-4 Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be made by the Company or Parent, in each case without providing the other Party a reasonable opportunity to review and comment thereon (other than, in each case, any filing, amendment or supplement in connection with a Company Change in Recommendation or a Parent Change in Recommendation, as applicable), and each Party shall consider in good faith all comments reasonably proposed by the other Party. Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not publicly available. Each of the Company and Parent shall reasonably assist and cooperate with the other in the preparation of the Form S-4 Registration Statement or Joint Proxy Statement/Prospectus, as applicable, and the resolution of any comments to either received from the SEC. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, or for additional information, and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4 Registration Statement, Joint Proxy Statement/Prospectus or the Mergers, and (ii) all Orders of the SEC relating to the Form S-4 Registration Statement. No response to any comments from the SEC or the staff of the SEC relating to the Joint Proxy Statement/Prospectus will be made by either Party without providing the other a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC or the staff of the SEC, and each Party shall consider in good faith all comments reasonably proposed by the other Party.

(c)    Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure the Parent Common Stock to be issued as the Merger Consideration will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every state of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders’ Meeting; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

Section 5.2    Stockholders’ Meetings.

(a)    Company Stockholders’ Meeting. The Company: (i) shall take all action necessary under all applicable Law to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on a proposal to adopt this Agreement and to vote, on an advisory basis, on a proposal to approve the compensation that may be payable to the Company’s named executive officers in connection with the Mergers (a “say-on-golden parachute compensation” vote) as required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder (the “Company Stockholders’ Meeting”); and (ii) shall submit such proposals to such holders at the Company Stockholders’ Meeting and shall not submit any other proposals to such holders in connection with the Company’s Stockholders’ Meeting (other than a customary adjournment proposal) without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Stockholders’ Meeting, and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act on a date selected by the Company in consultation with Parent to enable such record date to be set. Subject to the rights to postpone or adjourn the Company Stockholders’ Meeting set forth below, the Company Stockholders’ Meeting shall be held on a date selected by the Company in consultation with Parent as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, and in any event within 40 days thereafter, subject to the following provisos; provided, that the Company shall use its reasonable best efforts to hold the Company Stockholders’ Meeting on the same day as the Parent Stockholders’ Meeting; and provided, further, that the Company Stockholders’ Meeting shall not be held prior to November 6, 2023. The Company shall ensure all proxies solicited by the Company and its Representatives in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding the foregoing, (x) if on or before the date on which the Company Stockholders’ Meeting is scheduled, the Company reasonably believes (A) it will not receive proxies representing the Required Company Stockholder Vote, whether or not a quorum is present, or (B) it will not have enough shares of Company Common Stock represented to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, the Company may (and, if reasonably requested by Parent, the Company shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting, and (y) the Company may postpone or adjourn the Company

Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel and Parent, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders’ Meeting, as long as the date of the Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y). Subject to Section 5.3, the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Company Board has determined that this Agreement and the Mergers are advisable and fair to, and in the best interests of, the Company and its stockholders, and recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders’ Meeting (such determination and recommendation, the “Company Board Recommendation”). Notwithstanding any Company Change in Recommendation, the Company shall seek the Required Company Stockholder Vote at the Company Stockholders’ Meeting, unless this Agreement is terminated in accordance with Article 7 prior to the Company Stockholders’ Meeting.

(b)    Parent Stockholders’ Meeting. Parent (i) shall take all action necessary under all applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on a proposal to approve the issuance of shares of Parent Common Stock in the First Merger to the extent required to comply with Nasdaq Listing Rule 5635 (the “Parent Stockholders’ Meeting”); and (ii) shall submit such proposal to such holders at the Parent Stockholders’ Meeting and shall not submit any other proposal to such holders in connection with the Parent Stockholders’ Meeting (other than a customary adjournment proposal) without the prior written consent of the Company. Parent, in consultation with the Company, shall set a record date for Persons entitled to notice of, and to vote at, the Parent Stockholders’ Meeting and shall not change such record date without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act on a date selected by Parent in consultation with the Company to enable such record date to be set. Subject to the rights to postpone or adjourn the Parent Stockholders’ Meeting set forth below, the Parent Stockholders’ Meeting shall be held on a date selected by Parent in consultation with the Company as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, and in any event within 40 days thereafter, subject to the following provisos; provided, that Parent shall use its reasonable best efforts to hold the Parent Stockholders’ Meeting on the same day as the Company Stockholders’ Meeting; and provided, further, that the Parent Stockholders’ Meeting shall not be held prior to November 6, 2023. Parent shall ensure that all proxies solicited by Parent and its Representatives in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding the foregoing, (x) if on or before the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies representing the Required Parent Stockholder Vote, whether or not a quorum is present or (B) it will not have enough shares of Parent Common Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may (and, if requested by the Company, Parent shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting, and (y) Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel and the Company, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders’ Meeting, as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y). Subject to Section 5.4, the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board has approved this Agreement and the Mergers and recommends that Parent’s stockholders vote to approve the issuance of shares of Parent Common Stock in the First Merger at the Parent Stockholders’ Meeting (such determination and recommendation, the “Parent Board Recommendation”). Notwithstanding any Parent Change in Recommendation, Parent shall seek the Required Parent Stockholder Vote at the Parent Stockholders’ Meeting, unless this Agreement is terminated in accordance with Article 7 prior to the Parent Stockholders’ Meeting.

(c)    Voting Tabulation Reports. If requested by Parent, the Company shall use commercially reasonable efforts to promptly provide Parent with recent voting tabulation reports relating to the Company Stockholders’ Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other representatives, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation. If requested by the Company, Parent shall use commercially reasonable efforts to promptly provide the Company with recent voting tabulation reports relating to the Parent Stockholders’ Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other representatives, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation.

Section 5.3    Company Acquisition Proposals; Company Change in Recommendation.

(a)    No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 5.3, the Company shall not, and the Company shall cause its Subsidiaries and direct their respective Representatives to not, directly or indirectly:

(i)    solicit, initiate, induce or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii)    participate in any discussions or negotiations or knowingly cooperate in any way with any Person regarding any proposal or offer, the consummation of which would constitute a Company Acquisition Proposal; provided that the Company and the Company’s Representatives, in response to an unsolicited inquiry or proposal from a third party, may inform such third party of the provisions of this Section 5.3;

(iii)    knowingly provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with any proposal, the consummation of which would constitute a Company Acquisition Proposal or for the purpose of soliciting, initiating, inducing or knowingly encouraging or facilitating a Company Acquisition Proposal;

(iv)    enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)) with respect to a Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal;

(v)    adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

(vi)    take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s organizational or other governing documents; or

(vii)    resolve, publicly propose or agree to do any of the foregoing.

The Company shall, and shall cause its Subsidiaries and direct their respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement, the Company shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Company Acquisition Proposal since January 1, 2023, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Company Acquisition Proposal, effective on the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person. The Company shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between the Company and any Person (other than Parent), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such Person to submit a Company Acquisition Proposal (except that if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to grant any waiver or release would be inconsistent with the Company directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision solely to the extent necessary in order to permit the Company Board to comply with its fiduciary duties under applicable Law).

(b)    Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.3(a), prior to the time, but not after, the Required Company Stockholder Vote is obtained, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was made after the date of this Agreement and has not been withdrawn) that did not result from a breach, in any material respect, of this Section 5.3, and so long as it has provided prior written notice to Parent of the identity of such Person and its intention to engage or participate in any discussions or negotiations with any such Person, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed Acceptable Confidentiality Agreement; and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal; if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that (x) such Company Acquisition Proposal constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal, and (y) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)    Notice. The Company shall promptly (and, in any event, within 24 hours) notify Parent in writing if (i) any written or other inquiries, proposals or offers with respect to a Company Acquisition Proposal or any inquiries, proposals, offers or requests for non-public information relating to or that could reasonably be expected to lead to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company, or (iii) any discussions or negotiations with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep Parent informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above.

(d)    Definitions. For purposes of this Agreement:

(i)    “Company Acquisition Proposal” means any proposal (other than a proposal or offer by Parent or any of its Affiliates) for (A) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; (B) any transaction in which the Company directly or indirectly issues securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; or (C) any direct or indirect sale, lease, license, exchange, transfer, acquisition or disposition of any assets of the Company and/or its Subsidiaries that constitute or account for (x) more than 20% of the consolidated net revenues of the Acquired Companies, consolidated net income of the Acquired Companies or consolidated book value of the Acquired Companies; or (y) more than 20% of the fair market value of the consolidated assets of the Acquired Companies.

(ii)    “Company Intervening Event” means any event or development that has a material effect on the Company and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (A) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Company Board prior to the receipt of the Required Company Stockholder Vote; and (B) does not relate to (1) a Company Acquisition Proposal, (2) any changes, events or developments with respect to (a) the financial, credit or securities markets or (b) any investments made by the Acquired Companies in marketable securities or (3) (a) any changes in the market price or trading volume of the Company or Parent (except that the underlying causes of such changes may constitute or be taken into account in determining whether there has been a Company Intervening Event to the extent not otherwise excluded hereunder) or (b) any events or developments relating to Parent or any of its Affiliates.

(iii)    “Company Superior Proposal” means any bona fide, written Company Acquisition Proposal on terms that the Company Board determines in its good faith judgment, after consultation with outside financial advisors and outside counsel, would reasonably be expected to be consummated in accordance with its terms, taking into account all factors as the Company Board considers to be appropriate, including legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Mergers (after taking into account any revisions to the terms of the Contemplated Transactions pursuant to Section 5.3(f) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal); provided that, for purposes of the definition of “Company Superior Proposal”, the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

(e)    No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 5.3(f) and Section 5.3(g), the Company Board and each committee of the Company Board shall not: (i) directly or indirectly (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, (B) remove the Company Board Recommendation from or fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (C) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent requests in writing that such action be taken, provided that Parent may make such request on no more than two occasions, (D) approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal, or fail to issue, within ten Business Days after a Company Acquisition Proposal is publicly announced, a press release announcing its opposition to any such Company Acquisition Proposal, or (E) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the securities of the Company shall have been commenced, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (each, a “Company Change in Recommendation”); or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)) relating to or that could reasonably be expected to lead to any Company Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this

Agreement or that would otherwise materially impede, interfere with or be inconsistent with the Contemplated Transactions (a “Company Alternative Acquisition Agreement”).

(f)    Fiduciary Exception to No Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 5.3(e), following (x) receipt by the Company of an unsolicited, bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was made after the date of this Agreement) that did not result from a breach, in any material respect, of this Section 5.3 and with respect to which the Company has received a written, definitive form of Company Alternative Acquisition Agreement that has not been withdrawn, and (y) the Company Board determining in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company Board may, at any time prior to the time the Required Company Stockholder Vote is obtained, make a Company Change in Recommendation with respect to such Company Superior Proposal, if all of the following conditions are met:

(i)    the Company shall have complied in all material respects with the provisions of this Section 5.3 and shall have (A) provided to Parent four Business Days’ prior written notice, which shall state expressly (1) that the Company has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other written documents and a written summary of any other material terms agreed to orally with respect to such Company Superior Proposal to the extent not reflected in such written agreements (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation, and (B) prior to making such a Company Change in Recommendation, (x) engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent such that the Company Acquisition Proposal ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation, taken into account any changes to the terms of this Agreement proposed in writing by Parent; and

(ii)    the Company Board shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and that the failure to make such Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)    Company Change in Recommendation Due to Company Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.3, upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the time the Required Company Stockholder Vote is obtained, make a Company Change in Recommendation, if all of the following conditions are met:

(i)    the Company shall have (A) provided to Parent four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Company Intervening Event shall require a new notice and an additional two Business Day period), and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation and (B) prior to making such a Company Change in Recommendation, engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement that may be proposed in writing by Parent in such a manner that the failure of the Company

Board to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)    the Company Board shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Company Intervening Event and taking into account any revised terms proposed in writing by Parent, the failure to make a Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h)    Certain Permitted Disclosure. Nothing contained in this Section 5.3 shall be deemed to prohibit the Company from (1) taking and disclosing to the Company’s stockholders a position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or any statement contemplated by Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (2) making any “stop, look and listen” statement pending disclosure of its position with respect to a Company Acquisition Proposal, or (3) making disclosures to the Company’s stockholders (x) required to be made in the Joint Proxy Statement/Prospectus under applicable federal securities Laws or (y) if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that, in each case of clauses (1) through (3), any such statement or disclosure shall include an affirmative statement to the effect that the recommendation of the Company Board is affirmed or remains unchanged, and if such statement or disclosure does not include such an affirmative statement or has the effect of withdrawing or adversely modifying the Company Board Recommendation, then such statement or disclosure shall be deemed to be a Company Change in Recommendation; and provided, further, that this Section 5.3(h) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Section 5.3(f) or Section 5.3(g). The Company shall not submit to the vote of its stockholders any Company Acquisition Proposal or Company Superior Proposal prior to the termination of this Agreement.

Section 5.4    Parent Acquisition Proposals; Parent Change in Recommendation.

(a)    No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 5.4, Parent shall not, and Parent shall cause its Subsidiaries and direct their respective Representatives to not, directly or indirectly:

(i)    solicit, initiate, induce or knowingly encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii)    participate in any discussions or negotiations or knowingly cooperate in any way with any Person regarding any proposal or offer, the consummation of which would constitute a Parent Acquisition Proposal; provided that Parent and Parent’s Representatives, in response to an unsolicited inquiry or proposal from a third party, may inform such third party of the provisions of this Section 5.4;

(iii)    knowingly provide any non-public information or data concerning Parent or any of its Subsidiaries to any Person in connection with any proposal, the consummation of which would constitute a Parent Acquisition Proposal or for the purpose of soliciting, initiating, inducing or knowingly encouraging or facilitating a Parent Acquisition Proposal;

(iv)    enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b)) with respect to a Parent Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal;

(v)    adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition

Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

(vi)    take any action or exempt any Person (other than the Company and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or Parent’s organizational or other governing documents; or

(vii)    resolve, publicly propose or agree to do any of the foregoing.

Parent shall, and shall cause its Subsidiaries and direct their respective Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that could reasonably be expected to lead to a Parent Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Parent Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement, Parent shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Parent Acquisition Proposal since January 1, 2023, to the effect that Parent is ending all discussions and negotiations with such Person with respect to any Parent Acquisition Proposal, effective on the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person. Parent shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between Parent and any Person (other than the Company), and shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such Person to submit a Parent Acquisition Proposal (except that if the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision solely to the extent necessary in order to permit the Parent Board to comply with its fiduciary duties under applicable Law).

(b)    Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.4(a), prior to the time, but not after, the Required Parent Stockholder Vote is obtained, Parent may, in response to an unsolicited, bona fide written Parent Acquisition Proposal (which Parent Acquisition Proposal was made after the date of this Agreement and has not been withdrawn) that did not result from a breach, in any material respect, of this Section 5.4, and so long as it has provided prior written notice to the Company of the identity of such Person and its intention to engage or participate in any discussions or negotiations with any such Person, (i) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person who made such Parent Acquisition Proposal; provided, that such information has previously been made available to the Company or is provided to the Company substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed Acceptable Confidentiality Agreement; and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Parent Acquisition Proposal; if, and only if, prior to taking any action described in clause (i) or (ii) above, the Parent Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that (x) such Parent Acquisition Proposal constitutes a Parent Superior Proposal or would reasonably be expected to lead to a Parent Superior Proposal, and (y) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)    Notice. Parent shall promptly (and, in any event, within 24 hours) notify the Company in writing if (i) any written or other inquiries, proposals or offers with respect to a Parent Acquisition Proposal or any inquiries, proposals, offers or requests for non-public information relating to or that could reasonably be expected to lead to a Parent Acquisition Proposal are received by Parent, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from Parent, or (iii) any discussions or negotiations with respect to or that could reasonably be expected to lead to a Parent Acquisition Proposal are sought to be initiated or continued with Parent, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep the Company informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above.

(d)    Definitions. For purposes of this Agreement:

(i)    “Parent Acquisition Proposal” means any proposal (other than a proposal or offer by the Company or any of its Affiliates) for (A) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Parent; (B) any transaction in which Parent directly or indirectly issues securities representing more than 20% of the outstanding shares of any class of voting securities of Parent; or (C) any direct or indirect sale, lease, license, exchange, transfer, acquisition or disposition of any assets of Parent and/or its Subsidiaries that constitute or account for (x) more than 20% of the consolidated net revenues of the Parent Companies, consolidated net income of the Parent Companies or consolidated book value of the Parent Companies; or (y) more than 20% of the fair market value of the consolidated assets of the Parent Companies.

(ii)    “Parent Intervening Event” means any event or development that has a material effect on Parent and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (A) was not known to, or reasonably foreseeable by, the Parent Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Parent Board prior to the receipt of the Required Parent Stockholder Vote; and (B) does not relate to (1) a Parent Acquisition Proposal, (2) any potential financing (including equity, debt or any other alternative forms of financing) involving the Parent Companies or any changes, events or developments with respect to the financial, credit or securities markets or (3) (a) any changes in the market price or trading volume of the Company or Parent (except that the underlying causes of such changes may constitute or be taken into account in determining whether there has been a Parent Intervening Event to the extent not otherwise excluded hereunder), (b) any events or developments relating to the Company or any of its Affiliates or (c) any events or developments relating to any clinical or preclinical studies, tests or trials that have been or are being conducted by or on behalf of, or sponsored by, any of the Parent Companies or relating to any of their products or product candidates.

(iii)    “Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal on terms that the Parent Board determines in its good faith judgment, after consultation with outside financial advisors and outside counsel, would reasonably be expected to be consummated in accordance with its terms, taking into account all factors as the Parent Board considers to be appropriate, including legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Mergers (after taking into account any revisions to the terms of the Contemplated Transactions pursuant to Section 5.4(f) of this Agreement and the time likely to be required to consummate such Parent Acquisition Proposal); provided that, for purposes of the definition of “Parent Superior Proposal”, the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

(e)    No Parent Change in Recommendation or Parent Alternative Acquisition Agreement. Except as provided in Section 5.4(f) and Section 5.4(g), the Parent Board and each committee of the Parent Board shall not: (i) directly or indirectly (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Board Recommendation or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, (B) remove the Parent Board Recommendation from or fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (C) fail to publicly reaffirm the Parent Board Recommendation within ten Business Days after the Company requests in writing that such action be taken, provided that the Company may make such request on no more than two occasions, (D) approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Parent Acquisition Proposal, or fail to issue, within ten Business Days after a Parent Acquisition Proposal is publicly announced, a press release announcing its opposition to any such Parent Acquisition Proposal, or (E) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the securities of Parent shall have been commenced, a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer (each, a “Parent Change in Recommendation”); or (ii) cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b)) relating to or that could reasonably be expected to lead to any Parent Acquisition Proposal or requiring Parent to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement or that would otherwise materially impede, interfere with or be inconsistent with the Contemplated Transactions (a “Parent Alternative Acquisition Agreement”).

(f)    Fiduciary Exception to No Parent Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 5.4(e), following (x) receipt by Parent of an unsolicited, bona fide written Parent Acquisition Proposal (which Parent Acquisition Proposal was made after the date of this Agreement) that did not result from a breach, in any material respect, of this Section 5.4 and with respect to which Parent has received a written, definitive form of Parent Alternative Acquisition Agreement that has not been withdrawn, and (y) the Parent Board determining in good faith, after consultation with outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, the Parent Board may, at any time prior to the time the Required Parent Stockholder Vote is obtained, make a Parent Change in Recommendation with respect to such Parent Superior Proposal, if all of the following conditions are met:

(i)    Parent shall have complied in all material respects with the provisions of this Section 5.4 and shall have (A) provided to the Company four Business Days’ prior written notice, which shall state expressly (1) that Parent has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) the material terms and conditions of the Parent Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Parent Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Parent Alternative Acquisition Agreement and all other written documents and a written summary of any other material terms agreed to orally with respect to such Company Superior Proposal to the extent not reflected in such written agreements (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Parent Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation, and (B) prior to making such a Parent Change in Recommendation, (x) engaged in good faith negotiations with the Company (to the extent the Company wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by the Company such that the Parent Acquisition Proposal ceases to constitute a Parent Superior Proposal, and (y) in determining whether to make a Parent Change in Recommendation, taken into account any changes to the terms of this Agreement proposed in writing by the Company; and

(ii)    the Parent Board shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Parent Superior Proposal and taking into account any revised terms proposed in writing by the Company, such Parent Superior Proposal continues to constitute a Parent Superior Proposal and that the failure to make such Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)    Parent Change in Recommendation Due to Parent Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.4(e), upon the occurrence of any Parent Intervening Event, the Parent Board may, at any time prior to the time the Required Parent Stockholder Vote is obtained, make a Parent Change in Recommendation, if all of the following conditions are met:

(i)    the Parent shall have (A) provided to the Company four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and an additional two Business Day period), and (2) state expressly that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation and (B) prior to making such a Parent Change in Recommendation, engaged in good faith negotiations with the Company (to the extent the Company wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by the Company in such a manner that the failure of the Parent Board to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii)    the Parent Board shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Parent Intervening Event and taking into account any revised terms proposed in writing by the Company, the failure to make a Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h)    Certain Permitted Disclosure. Nothing contained in this Section 5.4 shall be deemed to prohibit Parent from (1) taking and disclosing to Parent’s stockholders a position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or any statement contemplated by Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (2) making any “stop, look and listen” statement pending disclosure of its position with respect to a Company Acquisition Proposal, or (3) making disclosures to Parent’s stockholders (x) required to be made in the Joint Proxy Statement/Prospectus under applicable federal securities Laws or (y) if the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure of the Parent Board to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that, in each case of clauses (1) through (3), any such statement or disclosure shall include an affirmative statement to the effect that the recommendation of the Parent Board is affirmed or remains unchanged, and if such statement or disclosure does not include such an affirmative statement or has the effect of withdrawing or adversely modifying the Parent Board Recommendation, then such statement or disclosure shall be deemed to be a Parent Change in Recommendation; and provided, further, that this this Section 5.4(h) shall not be deemed to permit Parent or the Parent Board to effect a Parent Change in Recommendation except in accordance with Section 5.4(f) or Section 5.4(g). Parent shall not submit to the vote of its stockholders any Parent Acquisition Proposal or Parent Superior Proposal prior to the termination of this Agreement.

Section 5.5    Indemnification of Officers and Directors.

(a)    All rights to indemnification, advancement of expenses and exculpation from liabilities by the Company or its Subsidiaries existing in favor of those Persons who are current or former directors or officers of the Company or its Subsidiaries at or prior to the Effective Time (the “Company Indemnified Persons”) for their acts, errors and omissions as directors and officers of the Company or its Subsidiaries occurring on or prior to the Effective Time, including in respect of the transactions contemplated in this Agreement, as provided in the Company’s certificate of incorporation or bylaws (as in effect as of the date of this Agreement), and as provided in any indemnification agreements between the Company and said Company Indemnified Persons (as in effect as of the date of this Agreement), shall survive the Mergers and be observed and performed by the First Merger Surviving Corporation and the Surviving Company and any applicable Subsidiary (and Parent shall cause such observance and performance by the First Merger Surviving Corporation and the Surviving Company and any applicable Subsidiary) to the fullest extent permitted by applicable Law (including as it may be amended after the date of this Agreement to increase the extent to which a corporation may provide indemnification) for a period of six years from the date on which the First Merger becomes effective. In addition, Parent shall cause the certificate of incorporation, bylaws, certificate of formation and limited liability company (or comparable organizational documents), as applicable, of the First Merger Surviving Corporation and the Surviving Company and its Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current and former directors and officers of the Company and its Subsidiaries than are presently set forth in the certificate of incorporation and bylaws of the Company and such Subsidiaries (as in effect as of the date of this Agreement), and such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Person benefited by such provisions without such Person’s prior written consent. Parent guarantees the full and timely performance of the obligations of the First Merger Surviving Corporation and the Surviving Company and its Subsidiaries under this Section 5.5(a).

(b)    Without limiting the foregoing in Section 5.5(a), for six years following the Effective Time, Parent, the First Merger Surviving Corporation and the Surviving Company and any applicable Subsidiary, to the fullest extent permitted under applicable Law (including as it may be amended after the date of this Agreement to increase the extent to which a corporation may provide indemnification), shall indemnify and hold harmless any Company Indemnified Person who was or is a party or is threatened to be made a party to any actual or threatened Legal Proceeding in respect of any acts, errors or omissions occurring on or prior to the Effective Time (including in respect of the transactions contemplated by this Agreement) by reason of the fact that such Person is or was a director or officer of the Company or its Subsidiaries or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise (an “Indemnified Proceeding”), against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. Parent, the First Merger Surviving Corporation and the Surviving Company and any applicable Subsidiaries shall promptly advance any reasonable expenses as incurred by any such Company Indemnified Person in connection with any such Indemnified Proceeding; provided, that any Company Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such Person is not entitled to indemnification hereunder. Such undertaking shall be unsecured, and made without reference to the Person’s ability to repay such advancements or ultimate entitlement to indemnification hereunder. No other form of indemnification shall be required. Notwithstanding anything to the contrary contained in this Article 5, if at any time prior to the sixth anniversary of the Effective Time, any Company Indemnified Person delivers to Parent a written notice of any prospective, threatened or actual Indemnified Proceeding for which indemnification, advancement or other protection may be sought under Section 5.5(a) or Section 5.5(b), then the obligations of Parent, the First Merger Surviving Corporation, the Surviving Company and any applicable Subsidiaries under Section 5.5(a) and/or Section 5.5(b), as the case may be, shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. Parent, the First Merger Surviving Corporation and the Surviving Company and any applicable Subsidiary shall each cooperate with each Company Indemnified Person in the defense of any actual or threatened Legal Proceeding.

(c)    Prior to the Effective Time, the Company shall purchase a “tail” coverage for the existing policy or policies of directors’ and officers’ liability insurance maintained by the Company in effect prior to the Effective Time (the “Company Existing D&O Insurance”) with a claims period of six years from the Effective Time, with limits and on terms and conditions no less favorable to the Company Indemnified Parties than those in effect under the Company Existing D&O Insurance; provided, however, that the Company shall not pay a premium for the “tail” coverage in excess of 350% of the annual premiums paid prior to the Effective Time by the Company for the Company Existing D&O Insurance. Notwithstanding the foregoing, if the Company, in its good faith exercise of commercially reasonable efforts, is unable to purchase a “tail” coverage on the terms and at a premium described in this Section 5.5(c), then, for a period of six years after the Effective Time, Parent shall cause to be maintained in effect for the benefit of the Company Indemnified Persons directors’ and officers’ liability insurance coverage with limits and on terms and conditions no less favorable to the Company Indemnified Persons than the Company Existing D&O Insurance; provided, however, that (i) Parent shall not be required to pay a premium for such coverage in excess of 350% of the annual premiums paid prior to the Effective Time by the Company for the Company Existing D&O Insurance, and (ii) Parent may at its election purchase a six (6) year “tail” policy or policies providing that coverage, provided that such coverage otherwise meets the preceding requirements set forth in this sentence.

(d)    This Section 5.5 is intended to be (i) for the benefit of, and shall be enforceable by, the Company Indemnified Persons, their heirs and personal representatives and shall be binding on Parent, the First Merger Surviving Corporation, the Surviving Company and its Subsidiaries and their successors and assigns, (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any Company Indemnified Person may have by Contract or otherwise, including indemnification agreements that the Company or any of its Subsidiaries have entered into with any of their respective directors or officers, and (iii) may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Company Indemnified Person (provided that such amendment, alteration or repeal prior to the Effective Time shall be governed by Section 8.2). In the event Parent, the First Merger Surviving Corporation, the Surviving Company or any Subsidiary or any of their successors or assigns: (i) consolidates with or merges into any other Person and such Person shall not assume the obligations set forth in this Section 5.5 by operation of law or otherwise; or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, Parent, the First Merger Surviving Corporation or the Surviving Company or any Subsidiary (as the case may be) (or its successor, as applicable) shall make proper provision so that the successors and assigns of Parent, the First Merger Surviving Corporation or the Surviving Company or any applicable Subsidiary (as the case may be) honor the indemnification and other obligations set forth in this Section 5.5. This Section 5.5 shall survive consummation of the Mergers. Parent, the First Merger Surviving Corporation and the Surviving Company and any applicable Subsidiary shall pay all reasonable, out of pocket expenses, including reasonable attorneys’ fees (promptly in advance, if requested by any Company Indemnified Person), that may be incurred by any Company Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.5.

Section 5.6    Regulatory Approvals and Related Matters.

(a)    Each Party shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Party with any Governmental Body with respect to the Mergers and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, if a filing under the HSR Act is required, the Company and Parent shall, promptly (and in any event within 10 Business Days) after the date of this Agreement (or, if later, the date on which it is determined that a filing under the HSR Act is required), prepare and file the notifications required under the HSR Act in connection with the Mergers. The Company and Parent each shall promptly (i) supply the other Party with any information which may be required in order to effectuate notices, reports, documents or other filings with any Governmental Body required to be made pursuant to the HSR Act (the “Antitrust Filings”) if a filing under the HSR Act is required; and (ii) supply any additional information which reasonably may be required by any Governmental Body in connection with Antitrust Filings or which the Parties may reasonably deem appropriate. Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Filings. Without limiting the foregoing, the Parties hereto agree (i) to give each other reasonable advance notice of all meetings or substantive communications with any Governmental Body relating to any antitrust Laws, (ii) to give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any antitrust Laws, (iv) if any Governmental Body initiates a substantive oral communication regarding any antitrust Laws, to promptly notify the other Party of the substance of such communication, (v) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any antitrust Laws and (vi) to provide each other with copies of all written communications from any Governmental Body relating to any antitrust Laws. Any such disclosures or provision of copies by one Party to the other may be made on an outside counsel basis if appropriate. Each of the Company and Parent shall give the other Party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Mergers or any of the other Contemplated Transactions, keep the other Party reasonably informed as to the status of any such Legal Proceeding or threat, and in connection with any such Legal Proceeding, each of the Company or Parent will permit Representatives of the other Party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

(b)    Subject to the other express terms of this Agreement (including Section 5.6(c)), Parent, the Merger Subs and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in Article 6, consummate the Mergers and make effective the other Contemplated Transactions (provided that no party shall be required to waive any of the conditions set forth in Article 6, as applicable, to its obligations to consummate the Mergers and the other Contemplated Transactions). Without limiting the generality of the foregoing, but subject to Section 5.6(c), each Party: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Mergers and the other Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Mergers or any of the other Contemplated Transactions; and (iii) shall use reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers.

(c)    Notwithstanding anything to the contrary contained in this Section 5.6, neither Parent, the Merger Subs nor the Company shall have any obligation under this Agreement to (i) litigate, contest, defend against or appeal, administratively or in court or otherwise, any ruling, Order or other Legal Proceeding of any Governmental Body or any other Person with respect to the Mergers or any of the other Contemplated Transactions, (ii) offer or agree to divest, sell, lease, license, transfer, dispose of or otherwise encumber (or cause any of its Subsidiaries to offer or agree to divest, sell, lease, license, transfer, dispose of or otherwise encumber) any of its respective businesses, product lines or assets, or (iii) to take or agree to take (or cause any of its Subsidiaries to take or agree to take) any other action or agree (or cause any of its Subsidiaries to agree) to any limitation or restriction on or other impairment of any of its respective businesses, product lines or assets (each such action, a “Remedial Action”), and the Company shall not offer to take any Remedial Action without the prior written consent of Parent.

Section 5.7    Publicity. The initial press release with respect to the Mergers and the other Contemplated Transactions shall be a joint press release, and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Contemplated Transactions and any filings with any Governmental Body (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange; (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law; (c) any press release or public statement that in the good faith judgment of the applicable Party is consistent with prior press releases issued or public statements made in compliance with this Section 5.7; (d) any internal announcements to employees regarding the Mergers or the other Contemplated Transactions so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); or (e) with respect to any Company

Change in Recommendation or Parent Change in Recommendation made in accordance with this Agreement or the other Party’s response thereto. During the Pre-Closing Period, the Company and Parent shall consult in good faith with each other prior to issuing or making, and provide each other the reasonable opportunity to review, any press releases or other public announcements with respect to such Party’s clinical or preclinical studies, tests or trials or other material information regarding its products or product candidates; provided, that with respect to Parent, such obligation shall relate solely to press releases or other public announcements with respect to Parent’s clinical or preclinical studies, tests or trials or other material development information regarding, in each case, its product candidates RMC-6236 and RMC-6291.

Section 5.8    Tax Matters.

(a)    Subject to the other provisions of this Agreement, none of the Parties shall take any action or cause any action to be taken (or knowingly fail to take any action or cause any action to fail to be taken) that could reasonably be expected to prevent or impede the qualification of the Mergers for the Intended Tax Treatment, in each case excluding, for the avoidance of doubt, any action (or failure to act) contemplated by this Agreement, including Section 4.2(a); provided, that Parent and its Affiliates (including the Acquired Companies after the Effective Time) shall not be required to continue the historic businesses of the Acquired Companies and may wind down (or cause to be wound down) any remaining portion of the Acquired Companies’ programs and operations. In connection with the initial filing of the Form S-4 Registration Statement (and, as requested or required by the SEC, any subsequent filing of, or amendment or supplement to, the Form S-4 Registration Statement), the Company’s counsel shall provide a Tax opinion with respect to any discussion in the Form S-4 Registration Statement of the United States federal income Tax consequences to the Company stockholders of the Contemplated Transactions, and each Party shall execute and deliver customary Tax representation letters to the applicable Tax advisor in form and substance reasonably satisfactory to such advisor, upon which such advisor shall be entitled to rely, in rendering such Tax opinion, and shall otherwise reasonably cooperate with such advisor in connection with the preparation and issuance of such opinion.

(b)    The Parties shall treat the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income Tax purposes, unless otherwise required by applicable Law. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

(c)    The Company shall obtain and deliver to Parent at or prior to the Closing a duly executed statement meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3)(i), together with an accompanying notice meeting the requirements of Treasury Regulations Section 1.897-2(h), certifying that the interests in the Company are not “United States real property interests.”

Section 5.9    Listing; De-listing and De-registration. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the First Merger to be approved for listing on the Nasdaq Global Select Market (subject to official notice of issuance) prior to the Effective Time. The Company shall take all actions necessary to permit the shares of Company Common Stock to be de-listed from the Nasdaq Global Market and de-registered under the Exchange Act as soon as possible following the Effective Time.

Section 5.10    Resignation of Officers and Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of the Company and each Subsidiary of the Company from their respective positions as directors and officers, in each case, to be effective at the Effective Time; provided that any such resignation shall in no way be deemed to be a termination of employment or waiver of, or otherwise prevent such Person from receiving the benefit of, any rights to severance, indemnification, advancement of expenses or insurance maintained for his or her benefit, or other similar rights.

Section 5.11    Takeover Statute. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Contemplated Transactions, and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Contemplated Transactions, take all action reasonably appropriate to ensure the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

Section 5.12    Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other Party prior to the Effective Time.

Section 5.13    Section 16 Matters. Prior to the Effective Time, each of the Company Board and the Parent Board (or a duly authorized committee thereof) shall take all such actions within its control as may be necessary or appropriate to cause the Contemplated Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent in connection with the Contemplated Transactions by each individual who is a director or officer (as defined by Rule 16a-1(f) under the Exchange Act) of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or any director or officer of the Company who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14    Approval by Sole Stockholder of Merger Sub I.

(a)    Within one Business Day following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Merger Sub I, shall adopt this Agreement and approve the First Merger, in accordance with the DGCL, by written consent.

(b)    Parent shall cause the Merger Subs to perform their respective obligations under this Agreement and to consummate the Mergers and other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement.

Section 5.15    Securityholder Litigation.

(a)    Each Party shall notify the other Party, in writing and promptly after acquiring knowledge thereof, of any Legal Proceeding related to this Agreement, the Mergers or the other Contemplated Transactions that is brought against or, to the Knowledge of the Company or Parent (as applicable), threatened against, either Party, either Party’s Subsidiaries and/or any of their respective directors or officers, and shall keep the other Party informed on a reasonably current basis with respect to the status thereof.

(b)    The Company shall give Parent the right to participate in the defense or settlement of any securityholder litigation against the Company, its Subsidiaries and/or any of their respective directors or officers relating to this Agreement, the Mergers or the other Contemplated Transactions. In no event shall the Company enter into or agree to any settlement with respect to such securityholder litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)    Prior to Closing, Parent shall consult with the Company and keep the Company reasonably apprised regarding the defense and settlement of any securityholder litigation related to this Agreement, the Mergers or the other Contemplated Transactions against Parent and/or any of its officers or directors. In no event shall Parent enter into or agree to any settlement with respect to such securityholder litigation that would reasonably be expected to prevent or materially impair or materially delay the consummation of the Contemplated Transactions, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)    For purposes of this Section 5.15, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to any securityholder litigation by the Company (to the extent the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and will have the right to review and comment on all material filings or responses to be made in connection with any such Legal Proceeding (and the Company shall in good faith take such comments and other advice into consideration), but will not be afforded any decision-making power or authority over such Legal Proceeding, except for the right to consent to any settlement as set forth in this Section 5.15.

Section 5.16    Employee Matters.

(a)    Immediately following the Effective Time, the Company shall terminate the employment of each employee of the Company and its Subsidiaries other than the employees Parent notifies the Company in writing not to terminate, such notice to be delivered no later than ten Business Days prior to the Closing Date (the “Continuing Employees”). Parent and the Company agree to cooperate to effect an orderly transition of the Continuing Employees in accordance with and to otherwise comply with the provisions of Section 5.16(a) of the Company Disclosure Schedule. Prior to the Closing Date, the Company shall provide such notices reasonably determined necessary or appropriate by Parent to the affected employees, within five Business Days following Parent’s written request to the Company. Subject to the delivery to the Company of a release of claims in a form reasonably acceptable to the Company and Parent that becomes effective and irrevocable within 60 days following the earlier of an employee’s termination of employment or the Effective Time, the Company (or its Subsidiaries or Affiliates) shall provide each employee who was employed by the Company immediately prior to the Closing Date with (i) severance payments and benefits in accordance with the terms and conditions of the Company’s Severance and Change in Control Policy or Employee Severance Policy, as applicable and as in effect immediately prior to the date of this Agreement and (ii) if applicable, any outstanding, unpaid amounts designated under such former employee’s Retention Bonus Letter with the Company as in effect immediately prior to the date of this Agreement. In addition, Parent acknowledges and agrees that the Mergers shall constitute a “change in control” for purposes of the Company’s Severance and Change in Control Policy.

(b)    For a period of twelve months following the Closing (or, if earlier, until the date of termination of the applicable Continuing Employee’s employment with Parent, the Surviving Company or their Affiliates), Parent shall, or shall cause the Surviving Company to, provide each Continuing Employee with a base salary or wage rate and a target annual cash incentive compensation opportunity (excluding any equity, equity-based, change in control, retention or severance benefits or any defined benefit retirement benefits) that are, in each case, no less favorable than those provided to each Continuing Employee as of immediately prior to the Effective Time.

(c)    With respect to any Parent Employee Plan (including any vacation, paid time-off, and severance plans), for purposes of eligibility to participate, level of benefits and vesting (but not for purposes of benefit accrual, other than paid time off and vacation or for purposes of severance benefits), each Continuing Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time shall be treated as service with Parent, the Surviving Company or their Affiliates, as applicable; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits, (ii) with respect to benefit accrual under any Parent Employee Plan that is a defined benefit pension plan, and (iii) for purposes of any Parent Employee Plan that is grandfathered or frozen, either with respect to level of benefits or participation.

(d)    Parent shall waive, or shall cause the Surviving Company or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by the Parent, the Surviving Company or any of their Affiliates in which any Continuing Employee (and his or her eligible dependents) shall be eligible to participate from and after the Effective Time. Parent shall recognize, or shall cause the Surviving Company or any of its Affiliates to recognize, the dollar amount of all payments incurred by each Continuing Employee (and his or her eligible dependents) under any applicable Company Employee Plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which such Continuing Employee shall be eligible to participate from and after the Effective Time.

(e)    The Company shall pay, or cause to be paid, to each employee of the Company and its Subsidiaries who remains employed as of the Bonus Payment Date or becomes entitled to cash severance under the terms and conditions of the Company’s Severance and Change in Control Policy or Employee Severance Policy, as applicable, and delivers to the Company a release of claims in a form reasonably acceptable to the Company that becomes effective and irrevocable within 60 days following the employees termination of employment, a pro-rated cash bonus in respect of the 2023 fiscal year (a “2023 Bonus”) equal to (x) the employee’s target annual bonus for the 2023 fiscal year, multiplied by (y) a fraction, the numerator of which is the number of calendar days elapsed during such fiscal year through the Closing Date and the denominator of which is 365; provided, that if the Closing Date occurs after December 22, 2023, the 2023 Bonus shall be equal to 100% of the employee’s target annual bonus. Each 2023 Bonus shall be paid by the Company on the earlier of the Closing Date or December 22, 2023 (the “Bonus Payment Date”). Notwithstanding the foregoing, neither Parent nor its Affiliates shall modify or terminate the Severance and Change in Control Policy, the Employee Severance Policy or the Retention Bonus Letters.

(f)    Prior to the Effective Time, unless otherwise requested in writing by Parent not later than five days prior to the Effective Time, the Company shall take such actions as are necessary to terminate the 401(k) plan of the Company (the “Company 401(k) Plan”) effective as of the day immediately prior to, and subject to the occurrence of, the Effective Time. Prior to the Closing Date, the Company shall provide Parent with executed resolutions of the Company Board of Directors effecting such termination and amending each such Company 401(k) Plan to the extent necessary to comply with all applicable Laws. Parent shall, as soon as reasonably practicable after the Effective Time, offer participation in a tax qualified defined contribution plan of Parent or its applicable subsidiary (“Parent 401(k) Plan”) to each Continuing Employee who was an active participant in the Company 401(k) Plan as of the date of its termination. If elected by such Continuing Employee in accordance with applicable Laws, Parent shall cause the Parent 401(k) Plan to, following the Closing Date, accept a “direct rollover” to such Parent 401(k) Plan of the account balances (including any participant loans) of such Continuing Employee.

(g)    The Company and Parent acknowledge and agree that the provisions of this Section 5.16 are included for the sole benefit of the Parties. Nothing in this Section 5.16 shall, or shall be construed so as to: (i) prevent or restrict in any way the right of Parent or its Affiliates to terminate, reassign, promote or demote any Continuing Employee (or to cause any of the foregoing actions) at any time, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Continuing Employee, (ii) create any third-party rights in any Company Service Provider (or any beneficiaries or dependents thereof), (iii) constitute an amendment or modification of any Company Employee Plan or (iv) obligate any Acquired Company, Parent or any Affiliates thereof to adopt or maintain any Company Employee Plan, Parent Employee Plan or other compensatory or benefits arrangement at any time or prevent any Acquired Company, Parent or any Affiliates thereof from modifying or terminating any Parent Employee Plan, any Company Employee Plan or any other compensatory or benefits arrangement at any time.

(h)    During the Pre-Closing Period, the Company shall take all actions necessary to prohibit exercise of Company Options after the tenth Business Day prior to the Scheduled Company Stockholders’ Meeting Date.

Section 5.17    Earn-Out Waiver and Release; Certain Amendments.

(a)    During the period commencing on the date of this Agreement and ending on the seventh Business Day prior to the Scheduled Company Stockholders’ Meeting Date, the Company may enter into additional Earn-Out Waiver and Release Agreements, on substantially the same form as the Earn-Out Waiver and Release

Agreements entered into with the Signing Earn-Out Waiver Parties, with additional Legacy Company Stockholders constituting “Company Stockholders” (as defined in the Company DeSPAC Merger Agreement) and other Persons constituting “Earn-Out Service Providers” (as defined in the Company DeSPAC Merger Agreement) (such Legacy Company Stockholders and other Persons, collectively, the “Post-Signing Earn-Out Waiver Parties” and collectively with the Signing Earn-Out Waiver Parties, the “Earn-Out Waiver Parties”). The Company shall not solicit or enter into additional Earn-Out Waiver and Release Agreements after the seventh Business Day prior to the Scheduled Company Stockholders’ Meeting Date.

(b)    The Company shall procure that no amendments, waivers or modifications are made with respect to any Earn-Out Waiver and Release Agreement, in any such case, without Parent’s prior written consent. The Company shall procure that no amendments, waivers or modifications are made to the Company DeSPAC Merger Agreement or the Company Earn-Out Escrow Agreement, in any such case, without Parent’s prior written consent.

(c)    During the Pre-Closing Period and other than any actions required to be taken by the Company to give effect to the waivers and releases contemplated by the Earn-Out Waiver and Release Agreements, the Company shall not, and shall procure that the Company Board and any committee thereof does not, take, omit to take or permit to be taken by any other Person any action which would result in the reallocation or any other adjustment of the allocation of any Company Earn-Out Shares (including any Company Earn-Out Shares in the “Forfeiture Pool” (as defined in the Company DeSPAC Merger Agreement)) among “Company Stockholders,” “Earn-Out Service Providers” (in each case, as defined in the Company DeSPAC Merger Agreement) or any other Person, in any case, without Parent’s prior written consent.

ARTICLE 6

CONDITIONS

Section 6.1    Conditions to Each Party’s Obligation. The respective obligations of each Party to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction, or waiver by the applicable Party, at or prior to the Closing, of each of the following conditions:

(a)    Stockholder Approvals. (i) The Required Company Stockholder Vote shall have been obtained in accordance with applicable Law and the Company’s organizational documents; and (ii) the Required Parent Stockholder Vote shall have been obtained in accordance with applicable Law and Parent’s organizational documents.

(b)    Governmental Approvals. (i) In the event a filing a required under the HSR Act, any waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated; and (ii) any Governmental Authorization or other Consent required to be obtained with respect to the Mergers under the HSR Act or other Law shall have been obtained and shall remain in full force and effect.

(c)    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order shall have been issued by any Governmental Body and remain in effect, and there shall not be any Law enacted, promulgated or deemed applicable that has the effect of restraining, enjoining or otherwise prohibiting the Mergers.

(d)    Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC and remain in effect, and no proceeding for that purpose shall have been initiated or threatened.

(e)    Listing. The shares of Parent Common Stock to be issued in the First Merger shall have been approved for listing on the Nasdaq Global Select Market (subject to official notice of issuance).

Section 6.2    Conditions to Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to effect the Mergers and otherwise consummate the Contemplated Transactions are subject to the satisfaction, or waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the Company Designated Representations (other than the representations and warranties set forth in Section 2.3(a) and Section 2.3(b) (Capitalization) and Section 2.9(a) (Absence of Changes)) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date).

(ii)    The representations and warranties of the Company set forth in Section 2.3(a) and Section 2.3(b) (Capitalization) and Section 2.9(a) (Absence of Changes) shall have been accurate in all respects, other than de minimis inaccuracies, as of the date of this Agreement and shall be accurate in all respects, other than de minimis inaccuracies, as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects, other than de minimis inaccuracies, as of such date).

(iii)    Each of the representations and warranties of the Company (other than the Company Designated Representations) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date) (in each case, without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), except where the failure of such representations and warranties to be accurate, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Performance of Covenants. The Company shall have performed the covenants and obligations in this Agreement to be performed by it prior to the Closing in all material respects.

(c)    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(d)    Certificate. Parent and the Merger Subs shall have received at the Closing a certificate duly executed by a senior executive officer of the Company confirming that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been duly satisfied.

Section 6.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers and otherwise consummate the Contemplated Transactions is subject to the satisfaction, or waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a)    Representations and Warranties.

(i)    Each of the Parent Designated Representations (other than the representations and warranties set forth in Section 3.3(a) and Section 3.3(b) (Capitalization), Section 3.7 (Valid Issuance), and Section 3.10(a) (Absence of Changes)), shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all material respects as of such date).

(ii)    The representations and warranties of Parent and the Merger Subs set forth in Section 3.3(a) and Section 3.3(b) (Capitalization), Section 3.7 (Valid Issuance), and Section 3.10(a) (Absence of Changes) shall have been accurate in all respects, other than de minimis inaccuracies, as of the date of this Agreement and shall be accurate in all respects, other than de minimis inaccuracies, as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects, other than de minimis inaccuracies, as of such date).

(iii)    Each of the representations and warranties of Parent and the Merger Subs (other than the Parent Designated Representations) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been accurate in all respects as of such date) (in each case, without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), except where the failure of such representations and warranties to be accurate, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    Performance of Covenants. Each of Parent and the Merger Subs shall have performed the covenants and obligations in this Agreement to be performed by it prior to the Closing in all material respects.

(c)    No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

(d)    Certificate. The Company shall have received at the Closing a certificate duly executed by a senior executive officer of Parent confirming that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been duly satisfied.

(e)    Director Nominee. The Company Board Designee shall have been appointed to Parent’s board of directors in accordance with Section 1.12, with such appointment to be effective as of immediately following the Effective Time.

Section 6.4    Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Mergers or the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by such Party’s material breach of any provision of this Agreement.

ARTICLE 7

TERMINATION

Section 7.1    Termination by Mutual Consent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time (whether before or after the date on which the Required Company Stockholder Vote and the Required Parent Stockholder Vote are obtained) by mutual written consent of Parent and the Company.

Section 7.2    Termination by Either Parent or the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a)    the First Merger shall not have been consummated by 12:00 a.m. (Eastern time) on January 31, 2024 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party whose material breach of any provision of this Agreement has been the proximate cause of the failure of the First Merger to be consummated by the End Date;

(b)    a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, or any Law shall have been enacted, promulgated or enforced having the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers (whether before or after the date on which the Required Company Stockholder Vote and the Required Parent Stockholder Vote are obtained);

(c)    the Required Company Stockholder Vote shall not have been obtained at a Company Stockholders’ Meeting (including any adjournments and postponements thereof) at which a final vote on a proposal to adopt this Agreement was taken; provided, however, that the right to terminate this Agreement under this Section 7.2(c) shall not be available to the Company if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure to obtain the Required Company Stockholder Vote; or

(d)    the Required Parent Stockholder Vote shall not have been obtained at a Parent Stockholders’ Meeting (including any adjournments and postponements thereof) at which a final vote on the issuance of shares of Parent Common Stock in the First Merger was taken; provided, however, that the right to terminate this Agreement under this Section 7.2(d) shall not be available to Parent if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure to obtain the Required Parent Stockholder Vote.

Section 7.3    Termination by Parent. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by Parent if:

(a)    at any time prior to the Required Company Stockholder Vote having been obtained, (i) the Company Board shall have made a Company Change in Recommendation, (ii) the Company shall have entered into any letter of intent or similar document or any Contract relating to a Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)), or (iii) the Company shall have materially breached or failed to perform in any material respect its obligations set forth in Section 5.3; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 7.3(a) shall expire upon the receipt of the Required Company Stockholder Vote;

(b)    at any time prior to the Required Parent Stockholder Vote having been obtained, (i) the Parent Board authorizes Parent, to the extent permitted by and subject to compliance with Section 5.4, to enter into a definitive Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal, (ii) concurrently with the termination of this Agreement, Parent enters into such Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal, and (iii) prior to or concurrently with such termination, Parent pays to the Company, by wire transfer of immediately available funds, the Termination Fee pursuant to Section 7.6; or

(c)    at any time prior to the Effective Time (whether before or after the date on which the Required Parent Stockholder Vote is obtained), if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Section 6.2(a) or Section 6.2(b) would not then be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following notice to the Company from Parent of such breach or failure and (ii) the date that is three Business Days prior to the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.3(c) if Parent has breached its representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.3(a) or Section 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, and such breach has not been cured in all material respects.

Section 7.4    Termination by the Company. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time by the Company if:

(a)    at any time prior to the Required Parent Stockholder Vote having been obtained, (i) the Parent Board shall have made a Parent Change in Recommendation, (ii) Parent shall have entered into any letter of intent or similar document or any Contract relating to a Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b)), or (iii) Parent shall have materially breached or failed to perform in any material respect its obligations set forth in Section 5.4; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 7.4(a) shall expire upon the receipt of the Required Parent Stockholder Vote;

(b)    at any time prior to the Required Company Stockholder Vote having been obtained, (i) the Company Board authorizes the Company, to the extent permitted by and subject to compliance with Section 5.3, to enter into a definitive Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, (ii) concurrently with the termination of this Agreement, the Company enters into such Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, and (iii) prior to or concurrently with such termination, the Company pays to Parent, by wire transfer of immediately available funds, the Termination Fee pursuant to Section 7.6; or

(c)    at any time prior to the Effective Time (whether before or after the date on which the Required Company Stockholder Vote is obtained), if there has been a breach of any representation, warranty, covenant or agreement made by Parent or the Merger Subs in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Section 6.3(a) or Section 6.3(b) would not then be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following notice to Parent from the Company of such breach or failure and (ii) the date that is three Business Days prior to the End Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.4(c) if the Company has breached its representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 6.2(a) or Section 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, and such breach has not been cured in all material respects.

Section 7.5    Effect of Termination. In the event of the termination of this Agreement and abandonment of the Mergers pursuant to this Article 7, this Agreement shall become void and of no further force or effect with no liability on the part of any Party (or any of its respective Representatives); provided, however, that: (i) the last sentence of Section 4.1(b), this Section 7.5, Section 7.6, Section 7.7 and Article 8 shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; (iii) the termination of this Agreement shall not relieve any Party from any liability for Willful Breach of this Agreement prior to such termination; and (iv) the termination of this Agreement shall not relieve any Party from any obligation to pay a Termination Fee, if applicable, pursuant to Section 7.6, or the Reimbursable Expense Amount, if applicable, pursuant to Section 8.1. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act by the breaching Party, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 7.6    Termination Fees.

(a)    If this Agreement is terminated: (i) by Parent pursuant to Section 7.3(a), (ii) by the Company pursuant to Section 7.4(b), (iii) by the Company or Parent pursuant to Section 7.2(c) following a Company Change in Recommendation, or (iv) by Parent or the Company pursuant to Section 7.2(c) if (x) at or prior to the Company Stockholders’ Meeting a Company Acquisition Proposal shall have been submitted or made (whether or not publicly disclosed or announced) and shall not have been withdrawn and (y) on or prior to the first anniversary of the termination of this Agreement, either (1) a transaction contemplated by such Company Acquisition Proposal is consummated by the Person(s) submitting such Company Acquisition Proposal or (2) a definitive agreement relating to such Company Acquisition Proposal is entered into by the Company or any of its Subsidiaries with the Person(s) submitting such Company Acquisition Proposal, then in each case of the foregoing clauses (i) through (iv), the Company shall pay, or cause to be paid, to Parent, by wire transfer of immediately available funds at the time specified in the following sentence, a nonrefundable fee in the amount of $25,000,000 (the “Company Termination Fee”). The Company Termination Fee shall be paid (A) in the case of a termination by Parent referred to in clause (i) or clause (iii), within two Business Days after termination of this Agreement, (B) in the case of a termination by the Company referred to in clause (ii) or clause (iii), concurrently with the termination of this Agreement, and (C) in the case of a termination referred to in clause (iv), within two Business Days after the first to occur of the events referred to in subclauses (1) or (2) above. In no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion. For purposes of this Section 7.6(a), the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

(b)    If this Agreement is terminated: (i) by the Company pursuant to Section 7.4(a), (ii) by Parent pursuant to Section 7.3(b), (iii) by Parent or the Company pursuant to Section 7.2(d) following a Parent Change in Recommendation, or (iv) by Parent or the Company pursuant to Section 7.2(d) if (x) at or prior to the Parent Stockholders’ Meeting a Parent Acquisition Proposal shall have been submitted or made (whether or not publicly disclosed or announced) and shall not have been withdrawn and (y) on or prior to the first anniversary of the termination of this Agreement, either (1) a transaction contemplated by such Parent Acquisition Proposal is consummated by the Person(s) submitting such Parent Acquisition Proposal or (2) a definitive agreement relating to such Parent Acquisition Proposal is entered into by Parent or any of its Subsidiaries with the Person(s) submitting such Parent Acquisition Proposal, then in each case of the foregoing clauses (i) through (iv), Parent shall pay, or cause to be paid, to the Company, by wire transfer of immediately available funds at the time specified in the following sentence, a nonrefundable fee in the amount of $65,000,000 (the “Parent Termination Fee” and, together with the Company Termination Fee, as applicable, a “Termination Fee”). The Parent Termination Fee shall be paid (A) in the case of a termination by the Company referred to in clause (i) or clause (iii), within two Business Days after termination of this Agreement, (B) in the case of a termination by Parent referred to in clause (ii) or clause (iii), concurrently with the termination of this Agreement, and (C) in the case of a termination referred to in clause (iv), within two Business Days after the first to occur of the events referred to in subclauses (1) or (2) above. In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion. For purposes of this Section 7.6(b), the references to “20%” in the definition of Parent Acquisition Proposal shall be deemed to be references to “50%.”

Section 7.7    Remedies.

(a)    Each Party acknowledges that the agreements contained in Section 7.6 are an integral part of the Contemplated Transactions, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company or Parent fails to pay promptly the Termination Fee pursuant to Section 7.6, and, in order to obtain such Termination Fee, the Party entitled to receive the Termination Fee (the “Recipient”) commences a suit which results in a judgment against the Party obligated to pay the Termination Fee (the “Payor”), the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Termination Fee at 500 basis points over the “prime rate” in effect on the date the Termination Fee was required to be paid through the date of full payment thereof.

(b)    The Parties agree that, following the termination of this Agreement, the monetary remedies set forth in this Article 7 and Section 8.1 and, prior to the termination of this Agreement, the specific performance remedies set forth in Section 8.7, shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent, the Merger Subs and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated except in the case of a Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such Willful Breach), and upon payment of such amount, none of Parent, the Merger Subs or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, except for the liability of Parent in the case of a Willful Breach of any covenant, agreement or obligation; and

(ii) Parent and the Merger Subs against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated except in the case of a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such Willful Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, except for the liability of the Company in the case of a Willful Breach of any covenant, agreement or obligation.

ARTICLE 8

MISCELLANEOUS PROVISIONS

Section 8.1    Expenses.

(a)    Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Mergers are consummated.

(b)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.2(c) under circumstances in which the Company Termination Fee is not then payable by the Company pursuant to Section 7.6(a), then the Company shall reimburse Parent for all of its reasonable, documented out-of-pocket fees and expenses (including all reasonable, documented fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent) in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby in an amount not to exceed the Reimbursable Expenses Amount; provided, however, that Parent’s right to reimbursement of expenses under this Section 8.1(b) shall not be available to Parent if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure to obtain the Required Company Stockholder Vote; provided, further, that any such expenses paid or reimbursed pursuant to this Section 8.1(b) to Parent shall be credited against any Company Termination Fee that may be subsequently paid to Parent.

(c)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.2(d) under circumstances in which the Parent Termination Fee is not then payable by Parent pursuant to Section 7.6(b), then Parent shall reimburse the Company for all of its reasonable, documented out-of-pocket fees and expenses (including all reasonable, documented fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company) in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby in an amount not to exceed the Reimbursable Expenses Amount; provided, however, that the Company’s right to reimbursement of expenses under this Section 8.1(c) shall not be available to the Company if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure to obtain the Required Parent Stockholder Vote; provided, further, that any such expenses paid or reimbursed pursuant to this Section 8.1(c) to the Company shall be credited against any Parent Termination Fee that may be subsequently paid to the Company.

Section 8.2    Amendment. This Agreement may be amended only by an instrument in writing signed on behalf of each of the Parties and with the approval of the respective boards of directors or managing member, as applicable, of the Parties at any time (whether before or after the Required Company Stockholder Vote and Required Parent Stockholder Vote have been obtained); provided, however, that: (a) after the Required Company Stockholder Vote has been obtained, no amendment shall be made which by applicable Law requires further approval of the stockholders of the Company without the further approval of such stockholders; and (b) after the

Required Parent Stockholder Vote has been obtained, no amendment shall be made which by law or regulation of the Nasdaq Global Select Market requires further approval of the stockholders of Parent without the further approval of such stockholders.

Section 8.3    Waiver.

(a)    No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 8.4    Survival. This Article 8, Parent’s obligation to pay the Merger Consideration in accordance with Section 1.6(a)(iii) and the amounts provided with respect to Company Equity Awards in Section 1.11, and the agreements of the Parties in Section 1.12 and Section 5.5 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall not survive the consummation of the Mergers. This Section 8.4 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing.

Section 8.5    Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Company Stockholder Voting Agreements, the Parent Voting Agreements, the Company Stockholder Lock-Up Agreements, the Parent Lock-Up Agreements and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 8.6    Governing Law and Venue; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 8.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.11 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7    Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law. The Parties further agree that (i) by seeking the remedies provided for in this Section 8.7, a Party shall not in any respect waive its right to seek any other form of remedy or relief that may be available to a Party under this Agreement (including monetary damages) or at law, and (ii) nothing set forth in this Section 8.7 shall require any Party to institute any Legal Proceeding for (or limit any Party’s right to institute any Legal Proceeding for) specific performance under this Section 8.7 prior or as a condition to exercising any termination right under Article 7 (and receiving the Parent Termination Fee or Company Termination Fee, as applicable, or pursuing damages after such termination to the extent available under this Agreement), nor shall the commencement of any Legal Proceeding pursuant to this Section 8.7 or anything set forth in this Section 8.7 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available at or following such termination; provided, that in no event shall the Company be entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (y) the Parent Termination Fee, on the other hand, nor shall Parent be entitled to receive both (x) a grant of specific performance that results in the occurrence of the Closing, on the one hand, and (y) the Company Termination Fee, on the other hand. For the avoidance of doubt, and subject to the immediately preceding proviso, a Party may concurrently seek specific performance or other equitable relief and any monetary damages, remedies or awards that may be available to such Party under this Agreement or at law.

Section 8.8    Disclosure Schedules. The Company Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article 2, and the disclosures in any section or subsection of the Company Disclosure Schedule qualify other sections and subsections in Article 2 to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article 3, and the disclosures in any section or subsection of the Parent Disclosure Schedule qualify other sections and subsections in Article 3 to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. For purposes of this Agreement: (a) each statement or other item of information set forth in the Company Disclosure Schedule is intended only to qualify and limit the representations, warranties, covenants and agreements of the Company contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements; and (b) each statement or other item of information set forth in the Parent Disclosure Schedule is intended only to qualify and limit the representations, warranties, covenants and agreements of Parent and the Merger Subs contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties, covenants and agreements. The Company Disclosure Schedule and Parent Disclosure Schedule shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made. Any purported update or modification to the Company Disclosure Schedule or Parent Disclosure Schedule after the date hereof shall be disregarded.

Section 8.9    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party without the prior written consent of the other parties shall be void and of no effect.

Section 8.10    No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (a) the right of the Company’s stockholders to receive the Merger Consideration after the Closing in accordance with Article 1, (b) the right of the holders of Company Equity Awards and Company Warrants to receive such consideration as provided for in Section 1.11 at or after the Closing, (c) Section 1.12 (which is intended for the benefit of, and shall be enforceable by, the Company Board Designee referenced therein), and (d) as specifically provided in Section 5.5; provided, that, in the event that this Agreement is validly terminated prior to the occurrence of the Closing and as a result of a Willful Breach of this Agreement by Parent or the Merger Subs, each holder of Company Common Stock will be deemed to be a third party beneficiary of this Agreement solely for purposes of determining damages with respect to such Willful Breach under this Agreement, but the right to enforce any such breach will be solely a right of the Company (and not of any such holder) and will be exercised by the Company in its sole and absolute discretion.

Section 8.11    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (if no automated notice of delivery failure is received by the sender) prior to 5:00 p.m. (Eastern time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or the Merger Subs:

c/o Revolution Medicines, Inc.

700 Saginaw Drive

Redwood City, California

Attention: General Counsel

E-mail: legal@revmed.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Mark V. Roeder; Joshua M. Dubofsky; Ian Nussbaum

E-mails: mark.roeder@lw.com; josh.dubofsky@lw.com;

ian.nussbaum@lw.com

if to the Company:

EQRx, Inc.

50 Hampshire Street

Cambridge, Massachusetts 02139

Attention: Dina Ciarimboli

E-mail: ###

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02110

Attention: Stuart M. Cable; Lisa R. Haddad; Andrew Goodman; Tevia Pollard E-mail: scable@goodwinlaw.com; lhaddad@goodwinlaw.com;

agoodman@goodwinlaw.com; tpollard@goodwinlaw.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 8.12    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 8.13    No Other Representations and Warranties.

(a)    Except for the representations and warranties of the Company contained in Article 2, Parent and the Merger Subs acknowledge that neither the Company nor any of its Subsidiaries is making and has not made, and no other Person is making or has made on behalf of the Company or any of its Subsidiaries, any express or implied representation or warranty in connection with this Agreement or the Contemplated Transactions. Neither Parent nor either Merger Sub is relying and neither Parent nor either Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 2, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries in connection with the Contemplated Transactions and each of Parent and the Merger Subs understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company and its Subsidiaries. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in Article 2, including the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is making and has not made, and no other Person is making or has made on behalf of the Company or any of its Subsidiaries, any express or implied representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) any oral, written, video, electronic or other information presented to Parent, the Merger Subs or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Contemplated Transactions.

(b)    Except for the representations and warranties of Parent and the Merger Subs contained in Article 3, the Company acknowledges that neither Parent nor either Merger Sub, nor any of Parent’s Subsidiaries is making or has made, and no other Person is making or has made on behalf of Parent or either Merger Sub or any of Parent’s Subsidiaries, any express or implied representation or warranty in connection with this Agreement or the Contemplated Transactions. The Company is not relying and it has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 3, including the Parent Disclosure Schedule. Such representations and warranties by Parent and the Merger Subs constitute the sole and exclusive representations and warranties of Parent and the Merger Subs in connection with the Contemplated Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent, the Merger Subs and Parent’s Subsidiaries. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Parent and the Merger Subs in Article 3, including the Parent Disclosure Schedule, neither Parent nor either Merger Sub nor any of Parent’s Subsidiaries is making and has not made, and no other Person is making or has made on behalf of Parent or either Merger Sub or any of Parent’s Subsidiaries, any express or implied representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, the Merger Subs any of Parent’s Subsidiaries or their respective businesses or (ii) any oral, written, video, electronic or other information presented to the Company or any of its Representatives in the course of their due diligence investigation of Parent and the Merger Subs, the negotiation of this Agreement or the course of the Contemplated Transactions.

Section 8.14    Construction.

(a)    References to “cash,” “dollars” or “$” are to U.S. dollars.

(b)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)    The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)    As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and (ii) the word “or” is not exclusive.

(e)    Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively. Any capitalized terms used in any Exhibits or Schedules but not otherwise defined therein have the meanings ascribed to such terms as in this Agreement.

(f)    Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g)    The bold-faced and/or underlined headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h)    Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Eastern time) on the date that is one calendar day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Company SEC Documents or the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(i)    Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

REVOLUTION MEDICINES, INC.

By:	/s/ Mark A. Goldsmith
Name:	Mark A. Goldsmith, M.D., Ph.D.
Title:	President and Chief Executive Officer

EQUINOX MERGER SUB I, INC.

By:	/s/ Jeff Cislini
Name:	Jeff Cislini
Title:	President, Secretary and Assistant Treasurer

EQUINOX MERGER SUB II LLC

By:	/s/ Jeff Cislini
Name:	Jeff Cislini
Title:	President, Secretary and Assistant Treasurer

[Signature Page to Agreement and Plan of Merger]

EQRX, INC.

By:	/s/ Melanie Nallicheri
Name:	Melanie Nallicheri
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is either (i) in effect as of the date hereof or (ii) entered into or effective after the date of this Agreement containing confidentiality and non-use terms that are no less favorable, and the other provisions contained therein are no less favorable in the aggregate, to the counterparty thereto than the terms of the Confidentiality Agreement; provided, that an “Acceptable Confidentiality Agreement” shall not include any provision that (x) prohibits or otherwise restricts Parent or the Company (as the case may be) from complying with its obligations under Section 5.3 or Section 5.4, as applicable (it being agreed that such confidentiality agreement need not prohibit the making of a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, or otherwise contain any standstill or similar provision) and (y) requires the Company or Parent (or any of their respective Subsidiaries), as applicable, to pay or reimburse the counterparty’s fees, costs or expenses.

“Acquired Company” or “Acquired Companies” shall mean, individually or collectively as the context requires, the Company and its Subsidiaries.

An “Affiliate” of any Person shall mean any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person, and, for the purposes of this definition only, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

“Aggregate Net Option Shares” shall mean a number of shares of Company Common Stock equal to the quotient (rounded up to the nearest whole share) of (a) the Aggregate Option Net Value, divided by (b) the Per Share Value.

“Aggregate Option Exercise Price” shall mean the aggregate exercise price of all In-The-Money Options as of immediately prior to the Effective Time, assuming such In-The-Money Options are exercised in full.

“Aggregate Option Net Value” shall mean a dollar amount equal to (a) the Aggregate Option Share Value, minus (b) the Aggregate Option Exercise Price.

“Aggregate Option Share Value” shall mean a dollar amount (rounded down to the nearest cent) equal to the product of (a) the aggregate number of shares of Company Common Stock subject to In-The-Money Options outstanding as of immediately prior to the Effective Time, multiplied by (b) the Per Share Value.

“Aggregate Parent Share Consideration” shall mean a number of shares of Parent Common Stock equal to the sum (rounded to the nearest whole share) of (a) 7,692,308, plus (b) the quotient of (i) $870,000,000, divided by (ii) (A) the Parent Reference Price, multiplied by (B) 0.94.

“Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which commercial banking institutions in New York, New York are authorized or required by applicable Law to be closed.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Budget” shall mean the quarterly operating and capital expenditure budget of the Company and its Subsidiaries for the period beginning July 1, 2023, delivered by the Company concurrently with the execution of this Agreement, a copy of which is attached hereto as Schedule A-1.

“Company Common Stock” shall mean the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” shall mean any Contract: (a) to which any Acquired Company is a party; (b) by which any Acquired Company or any Intellectual Property owned or licensed by the Acquired Companies or any other asset of the Acquired Companies is or may become bound or under which any Acquired Company has, or may become subject to, any obligation; or (c) under which any Acquired Company has or may acquire any right or interest.

“Company Designated Representations” shall mean the representations and warranties of the Company set forth in Section 2.1(a) (Organization and Good Standing), Section 2.2 (Due Authorization; Agreement), Section 2.3(a) and Section 2.3(b) (Capitalization), Section 2.5 (Inapplicability of Takeover Laws), Section 2.6 (Board Approval; Vote Required), Section 2.9(a) (Absence of Changes) and Section 2.29 (Brokers).

“Company DeSPAC Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of August 5, 2021, by and among the Company (formerly known as CM Life Sciences III Inc.), Clover III Merger Sub Inc. and EQRx, Inc., as it may be amended, modified or supplemented from time to time.

“Company Disclosure Schedule” shall mean the Company Disclosure Schedule that has been prepared by the Company in accordance with the requirements of Section 8.8 and that has been delivered by the Company to Parent and the Merger Subs on the date of the Agreement.

“Company Earn-Out” shall mean the obligation of the Company to deliver up to 50,000,000 shares of Company Common Stock on the terms and subject to the conditions specified in Article III of the Company DeSPAC Merger Agreement (including any such shares of Company Common Stock underlying “Earn-out RSUs” (as defined in the Company DeSPAC Merger Agreement)), as amended, and the related rights and obligations of the Company and the other parties to the Company DeSPAC Merger Agreement, as amended, and Contracts ancillary thereto.

“Company Earn-Out Escrow Agreement” shall mean that certain Earnout Escrow Agreement, dated as of December 10, 2021, by and among the Company (formerly known as CM Life Sciences III Inc.), CMLS Holdings III LLC and Continental Stock Transfer & Trust Company, as it may be amended, modified or supplemented from time to time.

“Company Earn-Out Shares” shall mean the shares of Company Common Stock that are issued and outstanding and held in escrow, subject to release from escrow to applicable “Company Stockholders” and “Earn-Out Service Providers” (in each case, as such terms are defined in the Company DeSPAC Merger Agreement) on the terms and subject to the conditions of the Company Earn-Out, including any capital stock, equity securities or other consideration for which such shares of Company Common Stock may be exchanged (including any shares of Parent Common Stock).

“Company Employee Plans” shall mean, collectively: (a) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) each employment, consulting or other service agreement, letter or arrangement, (c) each termination, severance, bonus, commission, profit-sharing, option, restricted stock unit, restricted stock or other equity or equity-related rights, incentive or deferred compensation, vacation or paid-time-off benefits, insurance (including any self-insured arrangements), death, life, dental, vision, health or medical benefits, employee assistance, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, retention, transaction, change in control, savings, pension, post-employment or retirement, cafeteria, flex spending, or welfare fringe benefit Contract, plan, policy, agreement, program or arrangement, and (d) each other employee compensation or benefit plan, program, policy, agreement, program, arrangement or commitment, in each case, which is maintained, sponsored, administered or contributed to by any Acquired Company or with respect to which any Acquired Company has any obligation or liability (whether actual or contingent, direct or indirect, including on account of any ERISA Affiliate of an Acquired Company) excluding any statutory plans maintained by a Governmental Body.

“Company ESPP” shall mean the EQRx, Inc. 2021 Employee Stock Purchase Plan, as amended.

“Company Intellectual Property” shall mean all Company Owned Intellectual Property and all Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property owned by a third party that is licensed to any Acquired Company pursuant to a Contract to which they are a party and is used in the business of the Acquired Companies, as currently conducted.

“Company Material Adverse Effect” shall mean any fact, effect, change, event, development or circumstance (collectively, “Effect”) that, considered individually or together with all other Effects, (a) has or would reasonably be expected to have a material adverse effect on the assets, liabilities (whether matured or unmatured, absolute or contingent, or otherwise), business, financial condition or results of operations of the Acquired Companies, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or delay the consummation of the Contemplated Transactions by the Company; provided, however, that, in no event shall any Effects resulting from any of the following, alone or in combination, be taken into account in determining whether there has occurred a Company Material Adverse Effect under the foregoing clause (a): (i) general business or economic conditions generally affecting the industries in which the Acquired Companies operate; (ii) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters and health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof); (iii) any effect, change, event or occurrence generally affecting the credit or financial or capital markets in the United States, including changes in interest or exchange rates, monetary policy or inflation; (iv) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (v) any change in the stock price or trading volume of Company Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Company Common Stock may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (vi) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company (it being understood, however, that any Effect causing or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (vii) any securityholder litigation described in Section 5.15 that is brought against the Company, its Subsidiaries and/or any of the Company’s directors or officers; (viii) the winding down of the Company’s programs described in Section 4.2(a)(ii) of the Company Disclosure Schedule to the extent undertaken in accordance with Section 4.2; or (ix) the execution, announcement or performance of this Agreement or the pendency or consummation of the Mergers or the Contemplated Transactions, including any disruption in or termination of (or loss of or other negative effect or change with respect to) contractual relationships with existing employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or similar business relations (it being understand, however, that this clause (ix) shall not apply to any representation or warranty of the Company that is expressly intended to address the consequences of the execution, announcement or performance of this Agreement or the consummation or pendency of the Contemplated Transactions); except, in each case, with respect to clauses (i) through (iii), to the extent disproportionately affecting the Acquired Companies, taken as a whole, relative to other similarly situated companies in the industries in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Option” shall mean each outstanding and unexercised option to purchase shares of Company Common Stock that was granted by the Company, whether or not under a Company Stock Incentive Plan.

“Company Owned Intellectual Property” means all Intellectual Property owned by any Acquired Company or that any Acquired Company purports to own and is used in the business of the Acquired Companies, as currently conducted, in each case whether wholly owned (“Company Solely Owned Intellectual Property”) or jointly owned with others (“Company Jointly Owned Intellectual Property”).

“Company Registered IP” means all Company Intellectual Property that are the subject of an application for registration or a registration with any Governmental Body in any jurisdiction or Internet domain name registrar, including all patents, registered copyrights, registered trademarks, registered mask works, and registered domain names, and any and all applications for any of the foregoing.

“Company Restricted Stock” shall mean share of Company Common Stock that is subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code.

“Company RSU” shall mean each outstanding restricted stock unit representing the right to receive one or more shares of Company Common Stock or the cash value thereof upon vesting and settlement, whether or not under a Company Stock Incentive Plan.

“Company Service Provider” means each current or former officer, employee, individual independent contractor or consultant (including those providing services through their wholly owned entities), manager or director of any Acquired Company.

“Company Software” shall mean all Software used in the business of the Company or any of its Subsidiaries, as currently conducted.

“Company Stock Incentive Plans” shall mean (a) the EQRx, Inc. 2019 Stock Option and Grant Plan, as amended, and/or (b) the EQRx, Inc. 2021 Stock Option and Incentive Plan, as amended.

“Company Warrant” shall mean warrants to purchase shares of Company Common Stock from the Company, whether granted by the Company pursuant to a Company Stock Incentive Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of May 20, 2023, between the Company and Parent, as amended by that certain Amendment No. 1 to Confidentiality Agreement, dated as of July 6, 2023.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Mergers and the other transactions contemplated by this Agreement.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Data Protection Laws” shall mean any applicable Laws relating to the Processing of data, including use of data for training artificial intelligence/machine learning algorithms, data privacy, data security, data breach notification, and the cross-border transfer of Personal Data.

“Data Protection Requirements” shall mean, to the extent relating to privacy, data protection or other Processing and/or security of an Personal Data, all applicable (a) Data Protection Laws; (b) all applicable regulatory guidelines and published interpretations by Governmental Authorities of such Data Protection Laws; (c) Privacy Policies of the Acquired Companies; and (d) terms of any Contracts to which any Acquired Company is bound relating to the Processing of Personal Data by any Acquired Company (together, the “Privacy Contracts”).

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

“DLLCA” shall mean the Delaware Limited Liability Company Act, as amended. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Earn-Out Waiver and Release Agreement” shall mean a Waiver and Release entered into by and between the Company and the applicable Earn-Out Waiver Party, in each case, in substantially the form of the Earn-Out Waiver and Release Agreements entered into on or prior to the date of this Agreement.

“Environmental Law” means any Law concerning or relating to pollution or protection of the environment or natural resources, or protection of human health and safety as related to exposure to any Hazardous Material.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, is or was at any relevant time treated as a single employer under Section 414 of the Code.

“EU GDPR” means the General Data Protection Regulation 2016/679.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient (rounded to the fourth decimal place) of (a) the Aggregate Parent Share Consideration, divided by (b) the Outstanding Company Shares.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., as amended from time to time, and the rules and regulations promulgated thereunder.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the First Merger, as said registration statement may be amended or supplemented prior to the time it is declared effective by the SEC.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal); or (d) self-regulatory organization (including the Nasdaq Global Market and the Nasdaq Global Select Market).

“Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive” or a “pollutant”, or “contaminant” or terms of similar meaning or effect under any Environmental Law, including petroleum or its by-products, asbestos and polychlorinated biphenyls.

“Healthcare Laws” means all applicable health care Laws relating to the ownership, testing, development, sale, marketing, manufacture, packaging, processing, use, distribution, storage, import, export or disposal of any products or product candidates, including the FDCA, the Public Health Service Act (42 U.S.C. § 201 et seq.), the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal Laws relating to health care fraud and abuse, including 18 U.S.C. §§ 286, 287, 1035, 1347, 1349 and the health care fraud criminal provisions under HIPAA (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), any other Law governing a government healthcare program, and any and all other comparable state, local, federal or foreign Laws applicable to Company and its Subsidiaries or Parent and its Subsidiaries, and the regulations promulgated pursuant to such Laws, as each of the foregoing may be amended from time to time.

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), and all regulations promulgated thereunder.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Option” shall mean a Company Option that is outstanding and unexercised immediately prior to the Effective Time with a per share exercise price that is less than the Per Share Value.

“Intellectual Property” means any and all intellectual property rights and other proprietary rights of any kind, whether registered or unregistered, as they exist anywhere in the world, including any and all states, countries or other territorial or regional rights in, arising out of or associated with any of the following: (a) patents and patent applications (including any provisionals, non-provisionals, renewals, extensions, divisions, continuations, continuations-in-part, reissues, invention disclosures, reexaminations and interferences thereof, substitutions and foreign counterparts relating to any such patents and patent applications, and industrial property rights); (b) trademarks, service marks, trade dress, trade and brand names and logos and social media designations, together with all goodwill associated therewith and symbolized thereby and any registrations and applications for registration therefor; (c) rights associated with works of authorship (whether copyrightable or not), including exclusive exploitation rights, copyrights, mask works and designs and related moral rights, and any registrations and applications for registration therefor, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation; (d) internet domain names, URLs, or other names and locators associated with the internet; (e) trade secrets and other intellectual property rights in know-how (whether or not patentable), inventions, processes, procedures, recipes, specifications, improvements, formulae, manufacturing and other procedures, operating procedures, methods, techniques and all research and development information, and other confidential and proprietary information rights and all documentation related to the foregoing; (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases); (g) intellectual property rights in Software; and (h) all past, present and future rights to sue or recover and retain damages and costs and attorneys’ fees, claims and causes of action arising out of or related to infringement, dilution, misappropriation, or other violation of any of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting and to Parent’s stockholders in connection with the Parent Stockholders’ Meeting, as amended or supplemented from time to time.

“Knowledge of Parent” or a similar phrase shall mean the actual knowledge of Mark A. Goldsmith, M.D., Ph.D., Margaret A. Horn and Jack Anders after making reasonable inquiry of those employees of the Parent Companies primarily responsible for such matters.

“Knowledge of the Company” or a similar phrase shall mean the actual knowledge of Melanie Nallicheri, Christine Loggins and Emily Harrison after making reasonable inquiry of those employees of the Acquired Companies primarily responsible for such matters.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq Global Market and the Nasdaq Global Select Market).

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, assessment, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Option Reference Price” shall mean the Parent Reference Price.

“Order” shall mean any order, writ, injunction, judgment or decree of a Governmental Body of competent jurisdiction.

“Outstanding Company Shares” shall mean the sum of (a) the number of shares of Company Common Stock (including shares of Company Restricted Stock, but excluding the Company Earn-Out Shares) issued and outstanding immediately prior to the Effective Time (provided, that for purposes of this definition, any Company Option or Company Warrant exercised after the date hereof and for which the exercise price was paid to the Company in cash shall be deemed to have instead been exercised pursuant to a “net exercise” arrangement and the outstanding shares of Company Common Stock shall be adjusted downward to reflect the difference between (i) the number of shares of Company Common Stock issued by the Company upon exercise of such Company Option or Company Warrant and (ii) the number of shares of Company Common Stock that the Company would have issued on a “net exercise” basis), plus (b) the Aggregate Net Option Shares, plus (c) the number of shares of Company Common Stock subject to outstanding Company RSUs that are outstanding immediately prior to the Effective Time, plus (d) ten percent (10%) of the number of shares of Company Common Stock subject to outstanding Company Warrants immediately prior to the Effective Time; plus (e) ten percent (10%) of the number of shares of Company Common Stock subject to the Company Earn-Out other than any Waived Earn-Out Shares. For the avoidance of doubt, Outstanding Company Shares shall not include any Waived Earn-Out Shares.

“Parent Common Stock” shall mean the Common Stock, $0.0001 par value per share, of Parent.

“Parent Company” or “Parent Companies” shall mean, individually or collectively as the context requires, Parent and its Subsidiaries.

“Parent Designated Representations” shall mean the representations and warranties of Parent and the Merger Subs set forth in Section 3.1(a) (Organization and Good Standing; Subsidiaries), Section 3.2 (Due Authorization; Agreement), Section 3.3(a) and Section 3.3(b) (Capitalization), Section 3.5 (Inapplicability of Takeover Laws), Section 3.6 (Board Approval; Vote Required), Section 3.7 (Valid Issuance) Section 3.10(a) (Absence of Changes) and Section 3.28 (Brokers).

“Parent Disclosure Schedule” shall mean the Parent Disclosure Schedule that has been prepared by Parent and the Merger Subs in accordance with the requirements of Section 8.8 and that has been delivered by Parent and the Merger Subs to the Company on the date of the Agreement.

“Parent Employee Plan” shall mean, collectively: (a) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) each employment, consulting or other service agreement, letter or arrangement, (c) each termination, severance, bonuses, commission, profit-sharing, option, restricted stock unit, restricted stock or other equity or equity-related rights, incentive or deferred compensation, vacation or paid-time-off benefits, insurance (including any self-insured arrangements), death, life, dental, vision, health or medical benefits, employee assistance, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, retention, transaction, change in control, savings, pension, post-employment or retirement, cafeteria, flex spending, or welfare fringe benefit Contract, plan, policy, agreement, program or arrangement, and (d) each other employee compensation or benefit plan, program, policy, agreement, program, arrangement or commitment, in each case, which is maintained, sponsored, administered or contributed to by Parent or with respect to which Parent has any obligation or liability (whether actual or contingent, direct or indirect, including on account of any ERISA Affiliate of Parent), excluding any statutory plans maintained by a Governmental Body.

“Parent ESPP” shall mean the Revolution Medicines, Inc. 2020 Employee Stock Purchase Plan, as amended.

“Parent Licensed Intellectual Property” shall mean all Intellectual Property owned by a third party that is licensed to any Parent Company pursuant to a Contract to which they are a party and is used in the business of the Parent Companies, as currently conducted.

“Parent Intellectual Property” shall mean all Parent Owned Intellectual Property and all Parent Licensed Intellectual Property.

“Parent Material Adverse Effect” shall mean any Effect that, considered individually or together with all other Effects, (a) has or would reasonably be expected to have a material adverse effect on, the assets, liabilities (whether matured or unmatured, absolute or contingent, or otherwise), business, financial condition or results of operations of the Parent Companies, taken as a whole, or (b) would reasonably be expected to prevent or materially impair or delay the consummation of the Contemplated Transactions by Parent or either Merger Sub; provided, however, that, in no event shall any Effects resulting from any of the following, alone or in combination, be taken into account in determining whether there has occurred a Parent Material Adverse Effect under the foregoing clause (a): (i) general business or economic conditions generally affecting the industries in which the Parent Companies operate; (ii) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters and health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof); (iii) any effect, change, event or occurrence generally affecting the credit or financial or capital markets in the United States, including changes in interest or exchange rates, monetary policy or inflation; (iv) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (v) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (vi) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any Effect causing or contributing to such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (vii) any securityholder litigation described in Section 5.15 that is brought against Parent, its Subsidiaries and/or any of Parent’s directors or officers; or (viii) the execution, announcement or performance of this Agreement or the pendency or consummation of the Mergers or the Contemplated Transactions, including any disruption in or termination of (or loss of or other negative effect or change with respect to) contractual relationships with existing employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or similar business relations (it being understand, however, that this clause (viii) shall not apply to any representation or warranty of Parent that is expressly intended to address the consequences of the execution, announcement or performance of this Agreement or the consummation or pendency of the Contemplated Transactions); except, in each case, with respect to clauses (i) through (iii), to the extent disproportionately affecting the Parent Companies, taken as a whole, relative to other similarly situated companies in the industries in which the Parent Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Parent Material Adverse Effect.

“Parent Owned Intellectual Property” means all Intellectual Property owned by any Parent Company or that any Parent Company purports to own and is used in the business of the Parent Companies, as currently conducted, in each case whether wholly owned (“Parent Solely Owned Intellectual Property”) or jointly owned with others (“Parent Jointly Owned Intellectual Property”).

“Parent Reference Price” shall mean the daily volume weighted average closing price of one share of Parent Common Stock on the Nasdaq Global Select Market, as such daily volume weighted average closing price is reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours, for each of the five consecutive trading days ending on and including the date that is the sixth Business Day prior to the Scheduled Company Stockholders’ Meeting Date.

“Parent Registered IP” shall mean all Parent Intellectual Property that are the subject of an application for registration or a registration with any Governmental Body in any jurisdiction or Internet domain name registrar, including all patents, registered copyrights, registered trademarks and registered mask works, and any and all applications for any of the foregoing.

“Parent Service Provider” shall mean each current or former officer, employee, individual independent contractor or consultant (including those providing services through their wholly owned entities), manager or director of any Parent Company.

“Parent Stock Incentive Plans” shall mean (a) the Revolution Medicines, Inc. 2014 Equity Incentive Plan, as amended, and/or (b) the Revolution Medicines, Inc. 2020 Incentive Award Plan, as amended.

“Per Share Value” shall mean a dollar amount (rounded down to the nearest whole cent) equal to the product of (a) the Option Reference Price, multiplied by (b) the Exchange Ratio.

“Permitted Encumbrance” shall mean (a) statutory liens for current Taxes that are not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar liens arising in the ordinary course of business, (c) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, (d) purchase money liens and liens securing rental payments under capital lease arrangements, and (e) with respect to real property, (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, and (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property.

“Person” shall mean any natural person, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization, Governmental Body or other entity.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Laws.

“Privacy Policies” shall mean all published, posted and internal policies relating to the Company’s and any of its Subsidiaries’ Processing of Personal Data.

“Process” (or “Processing” or “Processed”) shall mean to perform any operation or set of operations upon data, whether manually or by automatic means, including, but not limited to, blocking, erasing, destroying, collecting, compiling, combining, analyzing, enhancing, enriching, recording, sorting, organizing, structuring, accessing, storing, processing, adapting, retaining, retrieving, consulting, using, transferring, aligning, transmitting, disclosing, altering, distributing, disseminating or otherwise making available such data.

“Reimbursable Expenses Amount” means an amount equal to $10,000,000.

“Representatives” shall mean with respect to a Person, the directors, officers, employees, agents, attorneys, accountants, investment bankers, other advisors and other authorized representatives of such Person.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, and the rules and regulations promulgated thereunder.

“Scheduled Company Stockholders’ Meeting Date” shall mean the date of the Company Stockholders’ Meeting set forth on the cover of the definitive Joint Proxy Statement/Prospectus (not taking into account any adjournments or postponements thereof).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Category Data” means personal data revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, genetic data, biometric data for the purpose of uniquely identifying a natural person, data concerning health, and data concerning a natural person’s sex life or sexual orientation.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes and assessments, levies, duties, tariffs, imposts and other similar charges and fees in the nature of a tax, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” shall mean any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Body with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party Service Provider” shall mean any third party that the Company or any of its Subsidiaries engages to Process Personal Data on behalf of the Company or any of its Subsidiaries or to provide outsourcing, hosting, or other data or information technology-related services for Company or any of its Subsidiaries.

“UK GDPR” means the UK General Data Protection Regulation as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019.

“Waived Earn-Out Shares” shall mean the Company Earn-Out Shares covered by Earn-Out Waiver and Release Agreements entered into on or prior to the date that is the seventh Business Day prior to the Scheduled Company Stockholder’ Meeting Date, provided that all rights to receive such Company Earn-Out Shares are actually waived immediately prior to Closing by the applicable Earn-Out Waiver Party pursuant to the applicable Earn-Out Waiver and Release Agreement.

Other Defined Terms. In addition, each of the following terms shall have the meaning given to such term in the applicable Section of the Agreement listed opposite such term:

Term	Section
2023 Bonus	5.16(b)
Agreement	Preamble
Anticipated Closing Date	4.4
Antitrust Filings	5.6(a)
Bankruptcy and Equity Exception	2.2
Bonus Payment Date	5.16(b)
Book Entry Share	1.8
Capitalization Date	2.3(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company 401(k) Plan	5.16(f)
Company Acquisition Proposal	5.3(d)(i)
Company Alternative Acquisition Agreement	5.3(e)
Company Balance Sheet	2.9
Company Board	Recitals
Company Board Recommendation	5.2(a)
Company Certifications	2.7(a)
Company Change in Recommendation	5.3(e)
Company Equity Awards	1.11(e)
Company Existing D&O Policy	5.5(c)
Company Foreign Plan	2.21(l)
Company Indemnified Persons	5.5(a)
Company Intervening Event	5.3(d)(ii)
Company IT Systems	2.22(a)
Company Material Contract	2.14(a)
Company Preferred Stock	2.3(a)
Company Real Estate Leases	2.26
Company SEC Documents	2.7(a)
Company Stock Certificate	1.8
Company Stockholder Lock-Up Agreement	Recitals
Company Stockholder Voting Agreement	Recitals
Company Stockholders’ Meeting	5.2(a)
Company Superior Proposal	5.3(d)(iii)
Company Termination Fee	7.6(a)

Term	Section
Continuing Employees	5.16(a)
COVID Relief Program	2.21(u)
Designated Date	1.11(f)
DTC	1.9(b)
Earn-Out Waiver Parties	5.17(a)
Effective Time	1.4(a)
End Date	7.2(a)
Environmental Laws	3.20
EQRx International	Recitals
Exchange Agent	1.9(a)
Exchange Fund	1.9(a)
Excluded Shares	1.6(a)(iii)
First Certificate of Merger	1.4(a)
First Merger	Recitals
First Merger Surviving Corporation	1.1(a)
GDPR	2.22(b)
Intended Tax Treatment	Recitals
Legacy Company Stockholders	Recitals
Mergers	Recitals
Merger Consideration	1.6(a)(iii)
Merger Sub or Merger Subs	Preamble
Merger Sub I	Preamble
Merger Sub II	Preamble
Outstanding Company Share Calculation	4.4
Outstanding Company Share Schedule	4.4
Parent	Preamble
Parent Acquisition Proposal	5.4(d)(i)
Parent Alternative Acquisition Agreement	5.4(e)
Parent Balance Sheet	3.10
Parent Board	Recitals
Parent Board Recommendation	5.2(b)
Parent Certifications	3.8(a)
Parent Change in Recommendation	5.4(e)
Parent Foreign Plan	3.21(f)
Parent Intervening Event	5.4(d)(ii)
Parent IT Systems	3.22
Parent Lock-Up Agreement	Recitals
Parent Options	3.3(a)
Parent Personal Data	3.22
Parent Preferred Stock	3.3(a)
Parent Restricted Stock	3.3(a)
Parent RSUs	3.3(a)
Parent SEC Documents	3.8(a)
Parent Stockholders’ Meeting	5.2(b)
Parent Superior Proposal	5.4(d)(iii)
Parent Termination Fee	7.6(b)
Parent Voting Agreement	Recitals
Party or Parties	Preamble
Payor	7.7(a)
Post-Signing Earn-Out Waiver Parties	5.17(a)
Pre-Closing Period	4.1

Term	Section
Recipient	7.7(a)
Remedial Action	5.6(c)
Required Company Stockholder Vote	2.6(b)
Required Merger Sub I Stockholder Vote	3.6(d)
Required Parent Stockholder Vote	3.6(d)
Second Certificate of Merger	1.4(b)
Second Effective Time	1.4(b)
Second Merger	Recitals
Security Incident	2.22(a)
Signing Earn-Out Waiver Parties	Recitals
Surviving Company	1.1(b)
Termination Fee	7.6(b)
WARN Act	2.21(r)
Willful Breach	7.5

Exhibit 10.1

FORM OF COMPANY STOCKHOLDER VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of July 31, 2023 (the “Agreement Date”), by and among Revolution Medicines, Inc., a Delaware corporation (“Parent”), and the undersigned, a stockholder of EQRx, Inc., a Delaware corporation (the “Company”, and such stockholder, the “Stockholder”). Parent and the Stockholder are each individually sometimes referred to herein as a “Party”.

RECITALS

(A) Concurrently with the execution and delivery of this Agreement, Parent, Equinox Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Equinox Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and the Company, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for (i) the merger of Merger Sub I with and into the Company, with the Company being the surviving entity in such merger (the “First Merger”), and (ii) as soon as practicable following the First Merger and, in any case, on the same day as the Effective Time, and as the second step in a single integrated transaction with the First Merger, the merger of the Company with and into Merger Sub II, with Merger Sub II being the surviving entity in such merger (the “Second Merger” and, together with the First Merger, the “Mergers”).

(B) As of the Agreement Date, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) set forth next to the Stockholder’s name on Schedule A hereto, being all of the shares of Company Common Stock owned of record or beneficially by the Stockholder as of the Agreement Date (with respect to the Stockholder, the “Owned Shares”, and the Owned Shares together with any additional shares of Company Common Stock or other voting stock that the Stockholder may acquire record and/or beneficial ownership of after the Agreement Date (whether in connection with the exercise of options, conversion of convertible securities or otherwise), the Stockholder’s “Covered Shares”).

(C) In connection with Parent’s, Merger Sub I’s and Merger Sub II’s entering into the Merger Agreement, the Stockholder has agreed to enter into this Agreement with respect to the Stockholder’s Covered Shares.

(D) The Stockholder acknowledges that, as an inducement for Parent to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, Parent has asked the Stockholder to enter into this Agreement and the Stockholder is willing to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

1.1 “Termination Time” shall mean the earliest to occur of (a) the time that the Required Company Stockholder Vote has been obtained, (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, (c) the Effective Time, (d) the time that any amendment to the Merger Agreement is executed in accordance with Section 8.2 of the Merger Agreement that (i) is effected without the Stockholder’s written consent and (ii) decreases the economic benefit of the consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement as of the date hereof and (e) the time that the Company Board effects a Company Change in Recommendation in accordance with Section 5.3(f) or Section 5.3(g) of the Merger Agreement.

1.2 “Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise) of any of the Covered Shares or any interest in any of the Covered Shares (in each case other than this Agreement), (b) the deposit of any of the Covered Shares into any voting trust or similar arrangement, the entry into any voting agreement or arrangement (other than this Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian for the sole purpose of holding such Covered Shares for the account of the Stockholder) with respect to any of the Covered Shares or the grant of any proxy or power of attorney (other than this Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian for the sole purpose of holding such Covered Shares for the account of the Stockholder) with respect to any of the Covered Shares, or (c) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) or (b) above.

2. Agreement to Not Transfer the Covered Shares.

2.1 No Transfer of Covered Shares. Until the earlier to occur of (a) the Effective Time and (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, the Stockholder agrees not to Transfer or cause, consent to or permit the Transfer of any of the Stockholder’s Covered Shares, other than with the prior written consent of Parent or in accordance with and subject to Section 2.2. Any Transfer or attempted Transfer of any of the Stockholder’s Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever.

2.2 Permitted Transfers. Notwithstanding anything herein to the contrary, any Stockholder (a) may Transfer any of the Stockholder’s Covered Shares to a controlled Affiliate or any general or limited partnership, limited liability company or other entity that is an Affiliate (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) of the Stockholder; provided, that any such Transfer shall be permitted only if, as a precondition to such

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Transfer, such controlled Affiliate transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the Stockholder under, this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to Parent, (b) may dispose of or surrender any of the Stockholder’s Covered Shares to the Company (or effect a “net exercise” of a Company Option or Company Warrant or a “net settlement” of a Company RSU) to the extent required to pay the exercise price, tax withholdings or remittance payments in connection with the vesting, settlement or exercise of Company Options, Company RSUs, Company Restricted Stock or Company Warrants, (c) may dispose of or surrender any of the Stockholder’s Covered Shares in connection with a broker-assisted sale in the open market of the Stockholder’s Covered Shares issued upon (i) cashless exercise of Company Options expiring during the term of this Agreement or (ii) settlement or vesting of Company RSUs or Company Restricted Stock, in each case, solely up to the amount necessary to pay the exercise price in respect thereof and/or related tax withholdings or remittance payments; provided, that the Covered Shares received upon vesting, settlement or exercise (other than such shares as are disposed of or surrendered pursuant to clause (b) or (c) above) are subject to the terms of this Agreement, (d) if the Stockholder is a natural Person or trust affiliated with a natural Person, may sell the Stockholder’s Covered Shares under any written plan providing for the trading of Shares in accordance with Rule 10b5-1 under the Exchange Act that is described on Schedule A hereto, or (e) if the Stockholder is a natural Person, may Transfer any of the Stockholder’s Covered Shares for estate planning purposes to a member of the Stockholder’s immediate family or an entity, the stockholders, members, and general or limited partners of which include only the Stockholder and/or members of such Stockholder’s immediate family; provided, that any such Transfer shall be permitted only if, as a precondition to such Transfer, such transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the Stockholder under, this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to Parent, or by will or the Laws of intestacy.

3. Agreement to Vote the Covered Shares.

3.1 Voting Agreement. Until the Termination Time, at every meeting of the Company’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of the Company’s stockholders by written consent with respect to any of the following matters, the Stockholder shall vote (including via proxy) all of the Stockholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of the Stockholder’s Covered Shares) (a) in favor of adoption of the Merger Agreement and approval of the Mergers and the other transactions contemplated by the Merger Agreement and (b) against (i) any action or agreement that would reasonably be expected to result in any of the conditions to the Company’s obligations set forth in Article 6 under the Merger Agreement not being fulfilled, (ii) any Company Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, materially impede, materially interfere with or materially and adversely affect the consummation of the Mergers and the other transactions contemplated by the Merger Agreement (clauses (a) and (b), the “Covered Proposals”).

3.2 Quorum. Until the Termination Time, at every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

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3.3 Return of Proxy. The Stockholder shall execute and deliver (or cause the holders of record to execute and deliver), within five (5) Business Days of receipt, any proxy card or voting instructions it receives that is sent to stockholders of the Company soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1 (with Parent to be promptly notified (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

4. Waiver of Appraisal Rights. The Stockholder hereby irrevocably waives all appraisal rights under Section 262 of the DGCL with respect to all of the Stockholder’s Covered Shares owned (beneficially or of record) by the Stockholder, with respect to the Mergers and the transactions contemplated by the Merger Agreement.

5. Transferability of Parent Common Stock. Until the earlier to occur of (a) the Effective Time and (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, the Stockholder agrees not to enter into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), including any hedge, swap or other similar arrangement, of any shares of Parent Common Stock (whether or not owned of record or beneficially by the Stockholder) or any interest in any shares of Parent Common Stock (whether or not owned of record or beneficially by the Stockholder), other than with the prior written consent of Parent or as may be specifically permitted pursuant to a written Contract between the Stockholder and Parent governing the transferability of shares of Parent Common Stock or any interest in any shares of Parent Common Stock. Any transaction in violation of this Section 5 shall be null and void and of no effect whatsoever.

6. New Shares. The Stockholder agrees that any Covered Shares that the Stockholder purchases or with respect to which the Stockholder otherwise acquires record or beneficial ownership (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Company Common Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction) after the Agreement Date and prior to the earlier to occur of (i) the Effective Time and (ii) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Covered Shares.

7. Fiduciary Duties; Legal Obligations. The Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Stockholder’s Covered Shares. Nothing in this Agreement shall in any way limit or affect any actions taken by the Stockholder in the Stockholder’s capacity as a director or officer of the Company or any of its Affiliates or from complying with the Stockholder’s fiduciary duties or other legal obligations while acting in such capacity as a director or officer of the Company or any of its Affiliates, in each case, if applicable.

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8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that:

8.1 Due Authority. If the Stockholder is a natural Person, the Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. If the Stockholder is not a natural person, (a) the Stockholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation, as applicable, and (b) the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

8.2 Ownership of the Covered Shares. (a) The Stockholder is, as of the Agreement Date, the beneficial or record owner of all of the Stockholder’s Covered Shares, free and clear of any and all Encumbrances, other than those (i) created by this Agreement, (ii) arising under the organizational documents of the Company as in effect as of the date hereof, (iii) arising under applicable securities Laws, or (iv) with respect to any shares of Company Common Stock subject to the Company Earn-Out (“Earn-Out Shares”), created by the Contracts governing such Earn-Out Shares (only for so long as such Contracts are in effect) and (b) the Stockholder has sole voting power over all of the Covered Shares beneficially owned by the Stockholder. As of the Agreement Date, the Stockholder has not entered into any agreement to Transfer any Covered Shares. As of the Agreement Date, the Stockholder does not own, beneficially or of record, any shares of Company Common Stock or other voting stock of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of Company Common Stock or other voting stock of the Company) other than the Covered Shares.

8.3 No Conflict; Consents.

a. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with any provisions hereof does not and will not: (i) conflict with or violate any Laws applicable to the Stockholder, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the Covered Shares beneficially owned by the Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject.

b. No consent, approval, Order, Governmental Authorization or authorization of, or registration, notice, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Body or any other

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Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

8.4 Absence of Litigation. As of the Agreement Date, there is no Legal Proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or the Stockholder’s Covered Shares that would reasonably be expected to adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

9. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder that:

9.1 Due Authority. Parent has the full power and capacity to make, enter into and carry out the terms of this Agreement. Parent is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Parent’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

9.2 No Conflict; Consents.

a. The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement and the compliance by Parent with the provisions hereof do not and will not: (i) conflict with or violate any Laws applicable to Parent, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which Parent is a party or by which Parent is subject.

b. No consent, approval, Order, Governmental Authorization or authorization of, or registration, notice, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Body or any other Person, is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation by Parent of the transactions contemplated hereby.

9.3 Absence of Litigation. As of the Agreement Date, there is no Legal Proceeding pending against, or, to the knowledge of Parent, threatened against or affecting Parent that would reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder or to consummate the transactions contemplated by the Merger Agreement on a timely basis.

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10. Miscellaneous.

10.1 Other Agreements. The Stockholder further agrees that, from and after the Agreement Date until the Termination Time, the Stockholder will not, and will not permit any Person under the Stockholder’s control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any Covered Proposal, (b) initiate a stockholders’ vote with respect to a Company Acquisition Proposal or Company Alternative Acquisition Agreement, (c) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to a Company Acquisition Proposal or Company Alternative Acquisition Agreement, or (d) take any action that the Company is prohibited from taking pursuant to Section 5.3 of the Merger Agreement, subject in each case to Section 7 of this Agreement in all respects. Notwithstanding anything to the contrary contained herein, simultaneously with a valid termination of the Merger Agreement pursuant to and in accordance with Section 7.4(b) of the Merger Agreement, the Stockholder shall be entitled to enter into a voting agreement with any Person making the Company Superior Proposal that led to such valid termination of the Merger Agreement pursuant to and in accordance with Section 7.4(b) of the Merger Agreement.

10.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.3 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Company Common Stock” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.4 Amendments and Modifications; Third Party Beneficiaries. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

10.5 Expenses. All costs and expenses incurred by any Party in connection with this Agreement shall be paid by the Party incurring such cost or expense.

10.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder on the date delivered in the place of delivery if sent by email (if no automated notice of delivery failure is received by the sender) prior to 5:00 p.m. (Eastern time), otherwise on the next succeeding Business Day, in each case, as follows: (i) if to Parent, at the email address for notice set forth in Section 8.11 of the Merger Agreement (with a copy, which shall not constitute notice, to the

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party(ies) to receive a copy pursuant to Section 8.11 of the Merger Agreement at the email address(es) set forth therein); and (ii) if to the Stockholder, to the email address set forth on Schedule A. From time to time, any Party may provide notice to the other Parties of a change in its email address through a notice given in accordance with this Section 10.6, except that notice of any change to the email address or any of the other details specified in or pursuant to this Section 10.6 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.6.

10.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.7; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.6 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8 Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement, provided

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that the Stockholder shall have a reasonable opportunity to review and approve the applicable part of any public disclosure that refers to the Stockholder or its Affiliaties (other than (x) any disclosure that solely references the Stockholder as a party to this Agreement and/or describes the terms of this Agreement or (y) in the case where the Stockholder is in breach of this Agreement).

10.9 Further Assurances. The Stockholder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

10.10 Stop Transfer Instructions. At all times commencing with the Agreement Date and continuing until the earlier to occur of (a) the Effective Time and (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, in furtherance of this Agreement, the Stockholder hereby authorizes the Company or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the earlier to occur of (i) the Effective Time and (ii) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, if applicable.

10.11 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Parties otherwise have an adequate remedy at law.

10.12 Entire Agreement. This Agreement, including the Schedules hereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.13 Interpretation. The Parties agree and acknowledge that: (a) references to “cash,” “dollars” or “$” are to U.S. dollars; (b) for purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the Parties

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have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement; (d) as used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and (ii) the word “or” is not exclusive; (e) except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively; (f) any capitalized terms used in any Exhibits or Schedules but not otherwise defined therein have the meanings ascribed to such terms as in this Agreement; (g) any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations; (h) the bold-faced and/or underlined headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement; (i) whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

10.14 Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party without the prior written consent of the other Parties shall be void and of no effect.

10.15 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.16 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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10.17 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Termination Time or the termination of this Agreement.

10.18 Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the Termination Time. Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at law or in equity) against any other Party for that Party’s Willful Breach of any of the terms of this Agreement prior to the date of termination of this Agreement in accordance with the terms of this Agreement.

10.19 No Agreement Until Executed. This Agreement shall not be effective unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

REVOLUTION MEDICINES, INC.

By:
Name:
Title:

[Signature Page to Company Stockholder Voting Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Company Stockholder Voting Agreement]

Schedule A

Stockholder Name

Stockholder Address / Email Address

Company Common Stock

Company Common Stock issuable upon the exercise or conversion of Company Options, Company Warrants, Company RSUs, Company Restricted Stock or other rights

Earn-Out Shares*

Description of any applicable 10b5-1 Plan

*	Signatory shall direct escrow agent to vote any Earn-Out Shares in favor of the Merger.

If any additional shares (or rights to any additional shares) of Company Common Stock are owned by the Stockholder as of the Agreement Date, such shares shall be automatically deemed to be “Covered Shares” notwithstanding the contents of this Schedule A.

Exhibit 10.2

FORM OF STOCKHOLDER LOCK-UP AGREEMENT

July 31, 2023

Revolution Medicines, Inc.

700 Saginaw Drive

Redwood City, California 94063

To the addressee set forth above:

The undersigned understands that, on the date hereof, Revolution Medicines, Inc., a Delaware corporation (“Parent”), Equinox Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Equinox Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and EQRx, Inc., a Delaware corporation (the “Company”), intend to enter into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for (i) the merger of Merger Sub I with and into the Company, with the Company being the surviving entity in such merger (the “First Merger”), and (ii) as soon as practicable following the First Merger and, in any case, on the same day as the Effective Time, and as the second step in a single integrated transaction with the First Merger, the merger of the Company with and into Merger Sub II, with Merger Sub II being the surviving entity in such merger (the “Second Merger” and, together with the First Merger, the “Mergers”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

To induce all parties to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, the undersigned hereby agrees that, for good and valuable consideration, without the prior written consent of Parent, the undersigned will not, during the period commencing at the Effective Time and ending at 11:59 p.m. (Eastern time) on the 90th calendar day after the Closing Date (such period, the “Restricted Period”), Transfer, directly or indirectly, any Parent Capital Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the undersigned (the “Lock-Up Shares”) or publicly announce any intention to effect a Transfer. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of Parent Capital Stock or any securities convertible into or exercisable or exchangeable for Parent Capital Stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned. Notwithstanding the foregoing, twenty percent (20%) of the undersigned’s Lock-Up Shares shall be released from the restrictions contained in this paragraph at 11:59 p.m. (Eastern time) on the 30th calendar day after the Closing Date; provided, in the event that the undersigned acquires any shares of Parent Capital Stock during the Restricted Period, such shares shall be disregarded for purposes of calculating the number of shares that shall be released pursuant to this sentence.

For purposes of this letter agreement: (i) “Capital Stock” means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of Parent, including, but not limited to, any Parent Common Stock, Parent

Preferred Stock, Parent Options, Parent RSUs and Parent Restricted Stock; and (ii) “Transfer” means (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, lending, grant of any option, right or warrant to purchase, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option, put, call, derivative or other Contract, commitment, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, lending, grant of any option, right or warrant to purchase, disposition or other transfer (by operation of Law or otherwise), of any Parent Capital Stock or any interest in any Parent Capital Stock, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Parent Capital Stock, whether any such transaction described in the foregoing clause (a) or this clause (b) is to be settled by delivery of Parent Capital Stock or such other securities, in cash or otherwise, (c) the deposit of any Parent Capital Stock into any voting trust or similar arrangement, the entry into any voting agreement or arrangement with respect to any Parent Capital Stock or the grant of any proxy or power of attorney with respect to any Parent Capital Stock or (d) any Contract, commitment or other arrangement (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) or (c).

Notwithstanding the foregoing, (1) none of the restrictions set forth in this letter agreement shall apply to (w) if the undersigned is a natural Person or trust affiliated with a natural Person, the establishment of a new trading plan (or the amendment of existing trading plans established as of the date hereof) pursuant to Rule 10b5-1 promulgated under the Exchange Act for the Transfer of Lock-Up Shares (provided, that any such trading plan does not provide for the Transfer of Lock-Up Shares during the Restricted Period), (x) if the undersigned is a natural Person or trust affiliated with a natural Person, the Transfer of Lock-Up Shares pursuant to existing trading plans established as of the date hereof pursuant to Rule 10b5-1 promulgated under the Exchange Act (which, for avoidance of doubt, shall not in any way restrict the Transfer of Lock-Up Shares during the Restricted Period), (y) transfers, sales, dispositions, or the entering into of transactions (including, without limitation, any swap, hedge or similar agreement) by the undersigned of or relating to shares of Parent Capital Stock or other securities of Parent purchased or acquired by the undersigned on the open market, in a public offering by Parent, or that otherwise do not involve or relate to shares of Parent Capital Stock issued pursuant to the Merger Agreement in respect of shares of the Company or (z) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent Capital Stock involving a change of control of Parent (provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Lock-Up Shares shall remain subject to the restrictions contained in this letter agreement), (2) the undersigned (x) may Transfer any of the undersigned’s Lock-Up Shares to a controlled Affiliate of the undersigned (provided, that any such Transfer shall be permitted only if, as a precondition to such Transfer, such controlled Affiliate transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the undersigned under, this letter agreement (solely with respect to such Transferred Lock-Up Shares) by executing and delivering a joinder agreement in form and substance reasonably acceptable to Parent), (y) may dispose of or surrender any of the undersigned’s Lock-Up Shares (i) to Parent to the extent required to pay tax withholdings or remittance payments in connection with the vesting, settlement or exercise of Parent Options, Parent RSUs, Parent Restricted Stock or Parent Warrants, and (ii) in any sell-to-cover transactions in accordance with Section 1.11 of the Merger Agreement and (z) may dispose of or surrender any of the undersigned’s Lock-Up Shares in connection with a broker-assisted sale in the open market of (i) Parent Capital Stock issued upon exercise of Parent

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Options expiring during the Restricted Period or (ii) Parent RSUs, in each case solely up to the amount necessary to pay the exercise price in respect thereof and related tax withholdings or remittance payments (provided, that the Parent Capital Stock received upon vesting, settlement or exercise (other than such shares of Parent Capital Stock as are disposed of or surrendered pursuant to clause (y) or (z) above) are subject to the terms of this letter agreement) and (3) none of the restrictions set forth in this letter agreement shall apply to Transfers of Lock-Up Shares: (x) if the undersigned is a natural Person, (A) to any Person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, in each case, effected for a bona fide estate planning purpose, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) by operation of Law pursuant to a qualified domestic Order or in connection with a divorce settlement, or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s); (y) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders (including, without limitation, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable) of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent; or (z) if the undersigned is a trust, to any grantors or beneficiaries of the trust; provided, that in the case of any Transfer or distribution pursuant to the foregoing clause (3), any such Transfer or distribution shall be permitted only if (AA) such Transfer or distribution is not be for value and (BB) as a precondition to such Transfer or distribution, each such donee, heir, beneficiary or other transferee or distribute agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the undersigned under, this letter agreement (solely with respect to such Transferred or distributed Lock-Up Shares) by executing and delivering a joinder agreement in form and substance reasonably acceptable to Parent. Any Transfer or distribution of the undersigned’s Lock-Up Shares (or any attempted Transfer or distribution) in violation of the foregoing requirements (including the joinder and delivery requirements) shall be null and void and of no effect whatsoever.

In addition, the undersigned agrees that, without the prior written consent of Parent, the undersigned will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock.

In the event that any holder of Parent Capital Stock is subject to an agreement that is substantially similar to this letter agreement, other than the undersigned, is permitted by Parent, including through any written consent granted above, to sell or otherwise Transfer or dispose of shares of Parent Capital Stock for value other than as permitted by this letter agreement or by a substantially similar agreement entered into by such holder or is granted an early release from the restrictions

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described therein (solely to the extent that such restrictions are substantially similar to the restrictions set forth in this letter agreement) during the Restricted Period, the same percentage of the undersigned’s Lock-Up Shares shall be immediately and fully released from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission or early release has been granted by Parent (and if prior to the Closing, the Company) to an equity holder or equity holders to sell or otherwise Transfer or dispose of all or a portion of such equity holder’s shares of Parent Capital Stock that, when combined with all such other permissions and early releases that meet the criteria set forth in this paragraph, represent an aggregate amount in excess of 1% of the number of shares of Parent Capital Stock originally subject to an agreement that is substantially similar to this letter agreement. Parent shall notify the undersigned in writing of any Pro-Rata Release of Parent Capital Stock pursuant to the foregoing sentence on the same day that any permission that triggers the Pro-Rata Release is granted.

The undersigned understands that Parent is relying on this letter agreement in proceeding toward consummation of the Mergers. The undersigned further understands that this letter agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement and that this letter agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents reasonably necessary in connection with the enforcement of the terms herein. The undersigned acknowledges that it has received and reviewed a copy of the Merger Agreement and has had an opportunity to review this letter agreement and the Merger Agreement with its advisors, including legal counsel.

This letter agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent and the undersigned. This letter agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this letter agreement nor any of the undersigned’s rights or obligations hereunder may be assigned or delegated by the undersigned without the prior written consent of Parent, and any attempted assignment or delegation of this letter agreement or any of such rights or obligations by the undersigned without the prior written consent of Parent shall be void and of no effect.

The undersigned acknowledges and agrees that irreparable damage would occur and that Parent would not have any adequate remedy at law if any provision of this letter agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this letter agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and the undersigned hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which Parent is entitled at law or in equity. The undersigned further agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Parent otherwise has an adequate remedy at law.

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Any term or provision of this letter agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this letter agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this letter agreement is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this letter agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision. This letter agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed letter agreement (in counterparts or otherwise) by all parties by electronic transmission (including in .PDF format and with any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) shall be sufficient to bind the parties to the terms and conditions of this letter agreement. The parties have participated jointly in the negotiating and drafting of this letter agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this letter agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this letter agreement.

This letter agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this letter agreement or any of the transactions contemplated hereby, each of the parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this paragraph; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with this letter agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH

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OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS HEREIN.

This letter agreement shall terminate automatically upon the termination of the Merger Agreement.

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Sincerely,

Name:
Title:

Address:

Email

[Signature Page to Stockholder Lock-Up Agreement]

ACCEPTED AND AGREED:

REVOLUTION MEDICINES, INC.

By:
Name:
Title:

[Signature Page to Stockholder Lock-Up Agreement]

Exhibit 99.1

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of July 31, 2023 (the “Agreement Date”), by and among EQRx, Inc., a Delaware corporation (the “Company”), and the undersigned, a stockholder of Revolution Medicines, Inc., a Delaware corporation (“Parent”, and such stockholder, the “Stockholder”). The Company and the Stockholder are each individually sometimes referred to herein as a “Party”.

RECITALS

(A) Concurrently with the execution and delivery of this Agreement, Parent, Equinox Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Equinox Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”), and the Company, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for (i) the merger of Merger Sub I with and into the Company, with the Company being the surviving entity in such merger (the “First Merger”), and (ii) as soon as practicable following the First Merger and, in any case, on the same day as the Effective Time, and as the second step in a single integrated transaction with the First Merger, the merger of the Company with and into Merger Sub II, with Merger Sub II being the surviving entity in such merger (the “Second Merger” and, together with the First Merger, the “Mergers”).

(B) As of the Agreement Date, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”) set forth next to the Stockholder’s name on Schedule A hereto, being all of the shares of Parent Common Stock owned of record or beneficially by the Stockholder as of the Agreement Date (with respect to the Stockholder, the “Owned Shares”, and the Owned Shares together with any additional shares of Parent Common Stock or other voting stock that the Stockholder may acquire record and/or beneficial ownership of after the Agreement Date (whether in connection with the exercise of options, conversion of convertible securities or otherwise), the Stockholder’s “Covered Shares”).

(C) In connection with the Company’s entering into the Merger Agreement, the Stockholder has agreed to enter into this Agreement with respect to the Stockholder’s Covered Shares.

(D) The Stockholder acknowledges that, as an inducement for the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, the Company has asked the Stockholder to enter into this Agreement and the Stockholder is willing to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

1.1 “Termination Time” shall mean the earliest to occur of (a) the time that the Required Parent Stockholder Vote has been obtained, (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, (c) the Effective Time, (d) the time that any amendment to the Merger Agreement is executed in accordance with Section 8.2 of the Merger Agreement that (i) is effected without the Stockholder’s written consent and (ii) increases the economic benefit of the consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement as of the date hereof and (e) the time that the Parent Board effects a Parent Change in Recommendation in accordance with Section 5.4(f) or Section 5.4(g) of the Merger Agreement.

1.2 “Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise) of any of the Covered Shares or any interest in any of the Covered Shares (in each case other than this Agreement), (b) the deposit of any of the Covered Shares into any voting trust or similar arrangement, the entry into any voting agreement or arrangement (other than this Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian for the sole purpose of holding such Covered Shares for the account of the Stockholder) with respect to any of the Covered Shares or the grant of any proxy or power of attorney (other than this Agreement and except for customary arrangements with the Stockholder’s prime broker and/or custodian for the sole purpose of holding such Covered Shares for the account of the Stockholder) with respect to any of the Covered Shares, or (c) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) or (b) above.

2. Agreement to Not Transfer the Covered Shares.

2.1 No Transfer of Covered Shares. Until the earlier to occur of (a) the Effective Time and (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, the Stockholder agrees not to Transfer or cause, consent to or permit the Transfer of any of the Stockholder’s Covered Shares, other than with the prior written consent of the Company or in accordance with and subject to Section 2.2. Any Transfer or attempted Transfer of any of the Stockholder’s Covered Shares in violation of this Section 2.1 shall be null and void and of no effect whatsoever.

2.2 Permitted Transfers. Notwithstanding anything herein to the contrary, any Stockholder (a) may Transfer any of the Stockholder’s Covered Shares to a controlled Affiliate or any general or limited partnership, limited liability company or other entity that is an Affiliate (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) of the Stockholder; provided, that any such Transfer shall be permitted only if, as a precondition to such

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Transfer, such controlled Affiliate transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the Stockholder under, this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to the Company, (b) may dispose of or surrender any of the Stockholder’s Covered Shares to Parent (or effect a “net exercise” of a Parent Option or a “net settlement” of a Parent RSU) to the extent required to pay the exercise price, tax withholdings or remittance payments in connection with the vesting, settlement or exercise of Parent Options, Parent RSUs or Parent Restricted Stock, (c) may dispose of or surrender any of the Stockholder’s Covered Shares in connection with a broker-assisted sale in the open market of the Stockholder’s Covered Shares issued upon (i) cashless exercise of Parent Options expiring during the term of this Agreement or (ii) settlement or vesting of Parent RSUs or Parent Restricted Stock, in each case, solely up to the amount necessary to pay the exercise price in respect thereof and/or related tax withholdings or remittance payments; provided, that the Covered Shares received upon vesting, settlement or exercise (other than such shares as are disposed of or surrendered pursuant to clause (b) or (c) above) are subject to the terms of this Agreement, (d) if the Stockholder is a natural Person or trust affiliated with a natural Person, may sell the Stockholder’s Covered Shares under any written plan providing for the trading of Shares in accordance with Rule 10b5-1 under the Exchange Act that is described on Schedule A hereto, or (e) if the Stockholder is a natural Person, may Transfer any of the Stockholder’s Covered Shares for estate planning purposes to a member of the Stockholder’s immediate family or an entity, the stockholders, members, and general or limited partners of which include only the Stockholder and/or members of such Stockholder’s immediate family; provided, that any such Transfer shall be permitted only if, as a precondition to such Transfer, such transferee agrees in writing to be bound by each of the terms of, and to assume all of the obligations of the Stockholder under, this Agreement by executing and delivering a joinder agreement in form and substance reasonably acceptable to the Company, or by will or the Laws of intestacy.

3. Agreement to Vote the Covered Shares.

3.1 Voting Agreement. Until the Termination Time, at every meeting of Parent’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), and on any action or approval of Parent’s stockholders by written consent with respect to any of the following matters, the Stockholder shall vote (including via proxy) all of the Stockholder’s Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of the Stockholder’s Covered Shares) (a) in favor of the issuance of Parent Common Stock to certain equityholders of the Company pursuant to the Merger Agreement and (b) against (i) any action or agreement that would reasonably be expected to result in any of the conditions to Parent’s obligations set forth in Article 6 under the Merger Agreement not being fulfilled, (ii) any Parent Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, materially impede, materially interfere with or materially and adversely affect the consummation of the Mergers and the other transactions contemplated by the Merger Agreement (clauses (a) and (b), the “Covered Proposals”).

3.2 Quorum. Until the Termination Time, at every meeting of Parent’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

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3.3 Return of Proxy. The Stockholder shall execute and deliver (or cause the holders of record to execute and deliver), within five (5) Business Days of receipt, any proxy card or voting instructions it receives that is sent to stockholders of Parent soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1 (with the Company to be promptly notified (and provided reasonable evidence) of such execution and delivery of such proxy card or voting instructions).

4. Waiver of Appraisal Rights. The Stockholder hereby irrevocably waives all appraisal rights under Section 262 of the DGCL with respect to all of the Stockholder’s Covered Shares owned (beneficially or of record) by the Stockholder, with respect to the Mergers and the transactions contemplated by the Merger Agreement.

5. Transferability of Company Common Stock. Until the earlier to occur of (a) the Effective Time and (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, the Stockholder agrees not to enter into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), including any hedge, swap or other similar arrangement, of any shares of Company Common Stock (whether or not owned of record or beneficially by the Stockholder) or any interest in any shares of Company Common Stock (whether or not owned of record or beneficially by the Stockholder), other than with the prior written consent of the Company or as may be specifically permitted pursuant to a written Contract between the Stockholder and the Company governing the transferability of shares of Company Common Stock or any interest in any shares of Company Common Stock. Any transaction in violation of this Section 5 shall be null and void and of no effect whatsoever.

6. New Shares. The Stockholder agrees that any Covered Shares that the Stockholder purchases or with respect to which the Stockholder otherwise acquires record or beneficial ownership (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Parent Common Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction) after the Agreement Date and prior to the earlier to occur of (i) the Effective Time and (ii) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised the Covered Shares.

7. Fiduciary Duties; Legal Obligations. The Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Stockholder’s Covered Shares. Nothing in this Agreement shall in any way limit or affect any actions taken by the Stockholder in the Stockholder’s capacity as a director or officer of Parent or any of its Affiliates or from complying with the Stockholder’s fiduciary duties or other legal obligations while acting in such capacity as a director or officer of Parent or any of its Affiliates, in each case, if applicable.

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8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company that:

8.1 Due Authority. If the Stockholder is a natural Person, the Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. If the Stockholder is not a natural person, (a) the Stockholder is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation, as applicable, and (b) the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

8.2 Ownership of the Covered Shares. (a) The Stockholder is, as of the Agreement Date, the beneficial or record owner of all of the Stockholder’s Covered Shares, free and clear of any and all Encumbrances, other than those (i) created by this Agreement, (ii) arising under the organizational documents of Parent as in effect as of the date hereof or (iii) arising under applicable securities Laws and (b) the Stockholder has sole voting power over all of the Covered Shares beneficially owned by the Stockholder. As of the Agreement Date, the Stockholder has not entered into any agreement to Transfer any Covered Shares. As of the Agreement Date, the Stockholder does not own, beneficially or of record, any shares of Parent Common Stock or other voting stock of Parent (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of Parent Common Stock or other voting stock of Parent) other than the Covered Shares.

8.3 No Conflict; Consents.

a. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the compliance by the Stockholder with any provisions hereof does not and will not: (i) conflict with or violate any Laws applicable to the Stockholder, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the Covered Shares beneficially owned by the Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject.

b. No consent, approval, Order, Governmental Authorization or authorization of, or registration, notice, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Body or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

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8.4 Absence of Litigation. As of the Agreement Date, there is no Legal Proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder or the Stockholder’s Covered Shares that would reasonably be expected to adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

9. Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholder that:

9.1 Due Authority. The Company has the full power and capacity to make, enter into and carry out the terms of this Agreement. The Company is duly organized, validly existing and in good standing in accordance with the Laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of the Company’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

9.2 No Conflict; Consents.

a. The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement and the compliance by the Company with the provisions hereof do not and will not: (i) conflict with or violate any Laws applicable to the Company, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which the Company is a party or by which the Company is subject.

b. No consent, approval, Order, Governmental Authorization or authorization of, or registration, notice, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Body or any other Person, is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby.

9.3 Absence of Litigation. As of the Agreement Date, there is no Legal Proceeding pending against, or, to the knowledge of the Company, threatened against or affecting the Company that would reasonably be expected to materially impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated by the Merger Agreement on a timely basis.

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10. Miscellaneous.

10.1 Other Agreements. The Stockholder further agrees that, from and after the Agreement Date until the Termination Time, the Stockholder will not, and will not permit any Person under the Stockholder’s control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any Covered Proposal, (b) initiate a stockholders’ vote with respect to a Parent Acquisition Proposal or Parent Alternative Acquisition Agreement, (c) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Parent with respect to a Parent Acquisition Proposal or Parent Alternative Acquisition Agreement, or (d) take any action that Parent is prohibited from taking pursuant to Section 5.4 of the Merger Agreement, subject in each case to Section 7 of this Agreement in all respects. Notwithstanding anything to the contrary contained herein, simultaneously with a valid termination of the Merger Agreement pursuant to and in accordance with Section 7.3(b) of the Merger Agreement, the Stockholder shall be entitled to enter into a voting agreement with any Person making the Parent Superior Proposal that led to such valid termination of the Merger Agreement pursuant to and in accordance with Section 7.3(b) of the Merger Agreement.

10.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.3 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in Parent Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Parent Common Stock” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.4 Amendments and Modifications; Third Party Beneficiaries. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the Parties. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

10.5 Expenses. All costs and expenses incurred by any Party in connection with this Agreement shall be paid by the Party incurring such cost or expense.

10.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder on the date delivered in the place of delivery if sent by email (if no automated notice of delivery failure is received by the sender) prior to 5:00 p.m. (Eastern time), otherwise on the next succeeding Business Day, in each case, as follows: (i) if to the Company, at the email address for notice set forth in Section 8.11 of the Merger Agreement (with a copy, which shall not constitute notice, to the party(ies) to receive a copy pursuant to Section 8.11 of the Merger Agreement at the email

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address(es) set forth therein); and (ii) if to the Stockholder, to the email address set forth on Schedule A. From time to time, any Party may provide notice to the other Parties of a change in its email address through a notice given in accordance with this Section 10.6, except that notice of any change to the email address or any of the other details specified in or pursuant to this Section 10.6 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 10.6.

10.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.7; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.6 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8 Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of the Stockholder’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement, provided that the Stockholder shall have a reasonable opportunity to review and approve the applicable part

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of any public disclosure that refers to the Stockholder or its Affiliaties (other than (x) any disclosure that solely references the Stockholder as a party to this Agreement and/or describes the terms of this Agreement or (y) in the case where the Stockholder is in breach of this Agreement).

10.9 Further Assurances. The Stockholder agrees, from time to time, at the reasonable request of the Company and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

10.10 Stop Transfer Instructions. At all times commencing with the Agreement Date and continuing until the earlier to occur of (a) the Effective Time and (b) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, in furtherance of this Agreement, the Stockholder hereby authorizes Parent or its counsel to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of the Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by Parent following the earlier to occur of (i) the Effective Time and (ii) such time as the Merger Agreement shall be validly terminated pursuant to Article 7 thereof, if applicable.

10.11 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Parties otherwise have an adequate remedy at law.

10.12 Entire Agreement. This Agreement, including the Schedules hereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to such subject matter. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.13 Interpretation. The Parties agree and acknowledge that: (a) references to “cash,” “dollars” or “$” are to U.S. dollars; (b) for purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not

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be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement; (d) as used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and (ii) the word “or” is not exclusive; (e) except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively; (f) any capitalized terms used in any Exhibits or Schedules but not otherwise defined therein have the meanings ascribed to such terms as in this Agreement; (g) any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations; (h) the bold-faced and/or underlined headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement; (i) whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

10.14 Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any Party without the prior written consent of the other Parties shall be void and of no effect.

10.15 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.16 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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10.17 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Termination Time or the termination of this Agreement.

10.18 Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the Termination Time. Notwithstanding the foregoing, termination of this Agreement shall not prevent any Party from seeking any remedies (at law or in equity) against any other Party for that Party’s Willful Breach of any of the terms of this Agreement prior to the date of termination of this Agreement in accordance with the terms of this Agreement.

10.19 No Agreement Until Executed. This Agreement shall not be effective unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

EQRX, INC.

By:
Name:
Title:

[Signature Page to Parent Stockholder Voting Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Parent Stockholder Voting Agreement]

Schedule A

Stockholder Name

Stockholder Address / Email Address

Parent Common Stock

Parent Common Stock issuable upon the exercise or conversion of Parent Options, Parent RSUs, Parent Restricted Stock or other rights

Description of any applicable 10b5-1 Plan

If any additional shares (or rights to any additional shares) of Parent Common Stock are owned by the Stockholder as of the Agreement Date, such shares shall be automatically deemed to be “Covered Shares” notwithstanding the contents of this Schedule A.

Exhibit 99.2

Revolution Medicines, Inc. to Acquire EQRx, Inc. in All-Stock Transaction to Gain More Than $1 Billion in Additional Capital

Revolution Medicines Expects to Conduct Late-Stage Development of RAS(ON) Inhibitor Drug Candidate Pipeline Supported by Fortified Balance Sheet

Agreement is the Result of a Rigorous Process Conducted by Independent Transaction Committee of EQRx Board to Consider Strategic Alternatives to Maximize Value for EQRx Stockholders

Transaction Expected to Close in November 2023

REDWOOD CITY, Calif. & CAMBRIDGE, Mass., August 1, 2023 – Revolution Medicines, Inc. (“Revolution Medicines” or the “Company”) (Nasdaq: RVMD), a clinical-stage oncology company developing targeted therapies for RAS-addicted cancers, and EQRx, Inc. (“EQRx”) (Nasdaq: EQRX) today announced a definitive agreement through which Revolution Medicines plans to acquire EQRx in an all-stock transaction intended to add more than $1 billion in net cash to Revolution Medicines’ balance sheet. The total number of shares of Revolution Medicines common stock to be issued to EQRx security holders will be determined in close proximity to the closing of the stockholder votes on the transaction based on the formula described below (see Transaction Details section). The deal, which was overseen by independent committees of Revolution Medicines’ and EQRx’s respective boards of directors, has been approved by the directors of each company. The transaction, which is subject to customary closing conditions, will enhance Revolution Medicines’ efforts to fulfill its vision to discover, develop and deliver pioneering RAS(ON) Inhibitor drugs on behalf of patients with RAS-addicted cancers.

This proposed transaction is intended to reinforce and sustain Revolution Medicines’ parallel development approach for its extensive RAS(ON) Inhibitor pipeline in multiple RAS-driven cancers by enhancing its balance sheet, increasing financial certainty in a challenging macroenvironment. With encouraging data trends thus far for its RASMULTI(ON) Inhibitor RMC-6236, planning is underway for one or more single agent pivotal clinical trials potentially to begin in 2024. Likewise, with encouraging initial clinical experience with its KRASG12C(ON) Inhibitor RMC-6291, planning is underway for a Phase 1/1b clinical trial to evaluate the combination of RMC-6236 and RMC-6291 potentially to begin in early 2024, while continuing single agent evaluation of RMC-6291. Revolution Medicines’ acquisition of EQRx reflects both companies’ confidence in Revolution Medicines’ ability to deploy this amount of capital effectively. With the additional capital, Revolution Medicines will be positioned to maximize the potential clinical impact of its targeted drug pipeline across multiple oncology indications, and thereby offers the potential for shareholder value creation while retaining strategic control of its RAS(ON) Inhibitor pipeline.

“This deal marks a decisive step toward advancing Revolution Medicines’ vision as a self-sufficient organization that discovers and develops highly innovative drug candidates with the goal of delivering high-impact targeted medicines into oncology practice on behalf of patients with RAS-addicted cancers,” said Mark A. Goldsmith, M.D., Ph.D., chief executive officer and chairman of Revolution Medicines. “This singular acquisition of a sizable quantum of capital signifies the growing confidence we have in our RAS-focused drug candidate pipeline, and substantially increases our capacity to continue advancing high-performing oncology assets, particularly our priority clinical-stage RAS(ON) Inhibitors, RMC-6236, RMC-6291 and RMC-9805, with the potential to create significant long-term value for our shareholders.”

“Today’s announcement is a result of a rigorous process run by an independent committee of directors of the EQRx board that thoroughly explored and considered strategic alternatives to maximize value to EQRx stockholders,” said Melanie Nallicheri, president and chief executive officer of EQRx. “With its pioneering portfolio of RAS(ON) inhibitors, designed to defeat RAS-addicted cancers which represent 30% of all human cancers, Revolution Medicines has the opportunity to address one of the largest areas of unmet need in oncology. Deploying our significant capital not only enhances this important vision, it also provides a compelling opportunity for our stockholders to participate in the upside potential of both near-term and long-term value catalysts.”

Transaction Details

Under the terms of the merger agreement, Revolution Medicines will acquire EQRx in an all-stock transaction. The stock exchange ratio formula in the merger agreement uses a blended average to account for developments in Revolution Medicines’ ongoing business and potential movement in its stock price. Approximately 80% of the stock exchange ratio is based on Revolution Medicines’ public market stock price measured in close proximity to the EQRx stockholder vote and the remaining 20% of the exchange ratio is a determined price per share of Revolution Medicines’ stock as of the signing of the merger agreement. Specifically, at closing, EQRx stockholders will receive the number of shares of Revolution Medicines common stock equal to the sum of 7,692,308 Revolution Medicines shares (determined as $200 million divided by $26.00 per share) plus a number of shares equal to $870 million divided by a price that is a 6% discount to the 5-day volume-weighted average Revolution Medicines share price measured in close proximity to the stockholder vote.

Certain EQRx stockholders, representing more than 40% of voting shares of EQRx, have entered into support and voting agreements to vote their shares in favor of the transaction. At the close of the transaction, one EQRx director will be designated by Revolution Medicines to serve on its board of directors.

The transaction is expected to close in November 2023, subject to satisfaction of customary closing conditions, including regulatory review, and approval by Revolution Medicines’ and EQRx’s stockholders. Upon completion of the transaction, EQRx shares will cease trading on the Nasdaq Global Market.

Updates on Clinical-Stage RAS(ON) Inhibitors

Revolution Medicines announces today that an update on the clinical antitumor activity of RMC-6236 (RASMULTI) in patients with non-small cell lung cancer (NSCLC) or pancreatic cancer will be presented as a Proffered Paper (oral presentation) during the Developmental Therapeutics session on Sunday, October 22 at the 2023 European Society for Medical Oncology Congress (ESMO), and supporting clinical data will be presented at the 2023 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics (“Triple Meeting”) in October. Revolution Medicines is an invited speaker in a plenary session at the Triple Meeting delivering a presentation entitled “Targeting RAS-addicted Cancers with Investigational RAS(ON) Inhibitors”. Furthermore, a first report on initial clinical findings with RMC-6291 (KRASG12C), including preliminary evidence of differentiation from RAS(OFF) inhibitors, will be presented at the Triple Meeting. Additional details on the above presentations will be provided when available. The company also announces that study site activation is ongoing under an investigational new drug (IND) application for a Phase 1/1b trial of RMC-9805 (KRASG12D).

Pipeline Focus and Disposition of Other Assets

To maximize the likelihood of success and the breadth of potential impact for Revolution Medicines’ most promising R&D assets, the company has made the strategic decision to concentrate its post-merger financial and human capital on its three priority RAS-focused assets (RMC-6236, RMC-6291 and RMC-9805), as well as its deep pipeline of mutant-selective RAS(ON) Inhibitors.

In line with Revolution Medicines’ continued prioritization and focus of its resources on novel drug mechanisms of action targeting RAS-addicted cancers, Revolution Medicines does not intend to advance EQRx’s research and development portfolio following closing of the transaction. EQRx will commence a process to wind down these programs and return the associated intellectual property to its partners, which would have the opportunity to independently decide the next steps on development.

Advisors

Guggenheim Securities, LLC is acting as Revolution Medicines’ financial advisor and Latham & Watkins LLP is serving as legal counsel. Goldman Sachs & Co. LLC is acting as lead financial advisor to EQRx. MTS Health Partners, L.P. is also acting as financial advisor to EQRx. Goodwin Procter LLP is acting as legal counsel for EQRx.

Webcast

Revolution Medicines will host an Investor Call today, Tuesday, August 1, at 8:30 a.m. Eastern Time (5:30 a.m. Pacific Time) to discuss the proposed transaction and the other business updates noted above. Participants may register for the conference call here https://edge.media-server.com/mmc/p/f7eyx7zk/. A live webcast of the call will also be available on the Investors section of Revolution Medicines’ website at https://ir.revmed.com/events-and-presentations. Following the live webcast, a replay will be available on the company’s website for at least 14 days.

About Revolution Medicines, Inc.

Revolution Medicines is a clinical-stage oncology company developing novel targeted therapies for RAS-addicted cancers. The company’s R&D pipeline comprises RAS(ON) Inhibitors designed to suppress diverse oncogenic variants of RAS proteins, and RAS Companion Inhibitors for use in combination treatment strategies. The company’s RAS(ON) Inhibitors RMC-6236 (RASMULTI), RMC-6291(KRASG12C) and RMC-9805 (KRASG12D) are currently in clinical development. Additional RAS(ON) Inhibitors in the company’s pipeline include RMC-0708 (KRASQ61H) which is currently in IND-enabling development, RMC-8839 (KRASG13C), and additional compounds targeting other RAS variants. RAS Companion Inhibitors in clinical development include RMC-4630 (SHP2) and RMC-5552 (mTORC1/4EBP1).

About EQRx, Inc.

EQRx is a biopharmaceutical company committed to developing and commercializing innovative medicines for some of the most prevalent disease areas. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRx_US, LinkedIn.

EQRx™ and Remaking Medicine™ are trademarks of EQRx.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Revolution Medicines and EQRx in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the issuance of common stock of Revolution Medicines contemplated by the merger agreement; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; Revolution Medicines’ projections regarding cash runway; Revolution Medicines’ development plans and timelines and its ability to advance its portfolio and research and development pipeline; progression of clinical studies and findings from these studies, including the tolerability and potential efficacy of Revolution Medicines’ candidates being studied; the potential advantages and effectiveness of Revolution Medicines’ clinical and preclinical candidates, including its RAS(ON) Inhibitors; the potential clinical utility of RMC-6236 in patients with non-small cell lung cancer and pancreatic cancer; the timing and completion of a clinical trial for the combination of RMC-6236 and RMC-6291; whether additional near-term and longer-term investments will strengthen the clinical advancement of Revolution Medicines’ RAS(ON)

Inhibitors; Revolution Medicines’ ability to enable seamless program progression; Revolution Medicines’ ability to advance its oncology assets and its intention to concentrate development resources on its three priority RAS-focused assets (RMC-6236, RMC-6291 and RMC-9805) following the proposed transaction; Revolution Medicines’ expectation to not advance EQRx’s research and development portfolio following closing of the proposed transaction; EQRx’s expectation to wind down its programs; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Revolution Medicines’ and EQRx’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Revolution Medicines’ and EQRx’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Revolution Medicines’ stockholders and EQRx’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Revolution Medicines’ or EQRx’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Revolution Medicines or EQRx does business, or on Revolution Medicines’ or EQRx’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of Revolution Medicines’ and EQRx’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Revolution Medicines or EQRx may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction, including in circumstances which would require Revolution Medicines or EQRx to pay a termination fee; (x) the risk that restrictions during the pendency of the proposed transaction may impact Revolution Medicines’ or EQRx’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Revolution Medicines or EQRx may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of the Revolution Medicines securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Revolution Medicines and the common stock and publicly traded warrants of EQRx; (xvii) the implementation of each of Revolution Medicines’ and EQRx’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products; (xviii) the scope, progress, results and costs of developing Revolution Medicines’ and EQRx’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Revolution Medicines’ and EQRx’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Revolution Medicines’ and EQRx’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Revolution Medicines’ and EQRx’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Revolution Medicines and EQRx to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of each of Revolution Medicines’ and EQRx’s traded securities; (xxiv) risks relating to competition within the industry in which each of Revolution Medicines and EQRx operate; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of EQRx’s license agreements and/or discovery collaboration agreements may impact its or Revolution Medicines’ ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; (xxvii) risks that restructuring costs and charges may be greater than anticipated or incurred in different periods than anticipated; (xxviii) the risk that EQRx’s restructuring efforts may adversely affect its programs and its ability to recruit and retain skilled and motivated personnel, and may be distracting to employees and management; and (xxix) the risk that EQRx’s restructuring or wind-down efforts may negatively impact its business operations and reputation with or ability to serve counterparties or may take longer to realize than expected, as well as each of Revolution Medicines’ and EQRx’s response to any of the aforementioned factors. Additional factors that may affect the future results of Revolution Medicines and EQRx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Revolution Medicines’ and EQRx’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Revolution Medicines’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the heading “Risk Factors,” and Item 1A of each of EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Revolution Medicines and EQRx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents that Revolution Medicines and EQRx file from time to time with the SEC. Except as required by law, each of Revolution Medicines and EQRx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed transaction, Revolution Medicines and EQRx plan to file with the SEC and mail or otherwise provide to their respective security holders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND REVOLUTION MEDICINES’ AND EQRX’S RESPECTIVE SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF REVOLUTION MEDICINES AND EQRX WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Revolution Medicines’ investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that Revolution Medicines files with the SEC (when available) from the SEC’s website at www.sec.gov and Revolution Medicines’ website at ir.revmed.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by Revolution Medicines with the SEC (when available) may be obtained from Revolution Medicines free of charge by directing a request to Eric Bonach, H/Advisors Abernathy at eric.bonach@h-advisors.global.

EQRx’s investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that EQRx files with the SEC (when available) from the SEC’s website at www.sec.gov and EQRx’s website at investors.eqrx.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by EQRx with the SEC (when available) may be obtained from EQRx free of charge by directing a request to EQRx’s Investor Relations at investors@eqrx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Revolution Medicines, EQRx and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Revolution Medicines and EQRx in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Revolution Medicines’ directors and executive officers in Revolution Medicines’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023, and Revolution Medicines’ definitive proxy statement on Schedule 14A for its 2023 annual meeting of stockholders, which was filed with the SEC on April 26, 2023. To the extent holdings of Revolution Medicines’ securities by Revolution Medicines’ directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Security holders may obtain information regarding the names, affiliations and interests of EQRx’s directors and executive officers in EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and in certain of EQRx’s Current Reports on Form 8-K. To the extent holdings of EQRx’s securities by EQRx’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Revolution Medicines’ website at www.revmed.com and EQRx’s website at www.eqrx.com.

Revolution Medicines Media & Investor Contact:

Eric Bonach

H/Advisors Abernathy

eric.bonach@h-advisors.global

EQRx Media:

Chris Kittredge/Stephen Pettibone/Hayley Cook

FGS Global

EQRx@fgsglobal.com

EQRx Investors:

investors@eqrx.com